SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K *

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

Commission File Number 1-5620

Safeguard Scientifics, Inc.
(Exact name of Registrant as specified in its charter)

Pennsylvania *(State or other jurisdiction of incorporation or organization)*	**23-1609753** *(I.R.S. Employer ID No.)*
435 Devon Park Drive **Building 800** **Wayne, PA** *(Address of principal executive offices)*	**19087** *(Zip Code)*

(610) 293-0600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock ($.10 par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2008, the aggregate market value of the Registrant's common stock held by non-affiliates of the registrant was $149,773,608 based on the closing sale price as reported on the New York Stock Exchange.

The number of shares outstanding of the Registrant's Common Stock, as of April 15, 2009 was 122,029,312.

*The text of this Form includes all amendments to the Form 10-K filed with the Securities and Exchange Commission prior to the first mailing of the 2008 Annual Report.

SAFEGUARD SCIENTIFICS, INC.

FORM 10-K

DECEMBER 31, 2008

		Page
	PART I	
Item 1.	Business	1
Item 1A.	Risk Factors	14
Item 1B.	Unresolved Staff Comments	21
Item 2.	Properties	21
Item 3.	Legal Proceedings	22
Item 4.	Submission of Matters to a Vote of Security Holders	22
	PART II	
Item 5.	Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	23
Item 6.	Selected Consolidated Financial Data	25
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	27
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	47
Item 8.	Financial Statements and Supplementary Data	48
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosures	95
Item 9A.	Controls and Procedures	95
Item 9B.	Other Information	96
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	97
Item 11.	Executive Compensation	103
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	130
Item 13.	Certain Relationships and Related Transactions, and Director Independence	134
Item 14.	Principal Accountant Fees and Services	135
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	136

PART I

Cautionary Note concerning Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about Safeguard Scientifics, Inc. ("Safeguard" or "we"), the industries in which we operate and other matters, as well as management's beliefs and assumptions and other statements regarding matters that are not historical facts. These statements include, in particular, statements about our plans, strategies and prospects. For example, when we use words such as "projects," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "should," "would," "could," "will," "opportunity," "potential" or "may," variations of such words or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Our forward-looking statements are subject to risks and uncertainties. Factors that could cause actual results to differ materially, include, among others, managing rapidly changing technologies, limited access to capital, competition, the ability to attract and retain qualified employees, the ability to execute our strategy, the uncertainty of the future performance of our partner companies, acquisitions and dispositions of companies, the inability to manage growth, compliance with government regulation and legal liabilities, additional financing requirements, labor disputes and the effect of economic conditions in the business sectors in which our partner companies operate, all of which are discussed in Item 1A. "Risk Factors." Many of these factors are beyond our ability to predict or control. In addition, as a result of these and other factors, our past financial performance should not be relied on as an indication of future performance. All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this report might not occur.

Item 1. *Business*

Business Overview

Safeguard's charter is to build value in growth-stage technology and life sciences businesses. We provide capital as well as a range of strategic, operational and management resources to our partner companies. Safeguard participates in expansion financings, corporate spin-outs, management buy-outs, recapitalizations, industry consolidations and early-stage financings. Our vision is to be the preferred catalyst for creating great technology and life sciences companies.

We strive to create long-term value for our shareholders by helping our partner companies in their efforts to increase market penetration, grow revenue and improve cash flow in order to create long-term value. We concentrate on companies that operate in two categories:

Technology — including companies focused on providing software as a service (SaaS), technology-enabled services and vertical software solutions for healthcare information technology, the financial services sector and internet-based businesses; and

Life Sciences — including companies focused on molecular and point-of-care diagnostics, medical devices and regenerative medicine/specialty pharmaceuticals.

In 2008, our management team executed against the following objectives, to:

- Deploy capital in companies within our strategic focus;
- Build value in our partner companies with strong management teams using organic and acquisitive growth to position our partner companies for liquidity at premium valuations;
- Realize the value of select partner companies through selective, well-timed exits to maximize risk-adjusted value; and

- Provide the tools needed for investors to fully recognize the shareholder value that has been created by our efforts.

To meet these strategic objectives during 2008, Safeguard focused on, and will continue to focus on:

- finding opportunities to deploy our capital in additional partner company holdings;
- helping to achieve additional market penetration, revenue growth, cash flow improvement and growth in the long-term value of our partner companies; and
- realizing value in our partner companies if and when we believe doing so will maximize value for our shareholders.

We incorporated in the Commonwealth of Pennsylvania in 1953. Our corporate headquarters is located at 435 Devon Park Drive, Building 800, Wayne, Pennsylvania 19087.

Significant 2008 Highlights

We are proud of the following key accomplishments that occurred during 2008:

- In May 2008, we consummated the sale of five legacy partner companies: Acsis, Inc., Alliance Consulting Group Associates, Inc., Laureate Pharma, Inc., Neuronyx, Inc. and ProModel Corporation. Safeguard received gross proceeds of approximately $74.5 million as a result of this transaction. In addition, Safeguard was released from an aggregate of $31.5 million in debt guarantees involving certain of the companies which were sold.
- In July 2008, Safeguard deployed $3.35 million in a Series C financing for Swaptree.com, an internet-based service that leverages a proprietary technology to enable users to swap books, CDs, DVDs and video games for free. Based in Boston, Massachusetts, Swaptree is using the financing for continued technological and operational development, marketing support and senior management recruitment.
- In September and December 2008, Safeguard deployed $3.5 million in a $12 million Series A financing with Oxford Bioscience Partners for Molecular Biometrics, Inc. The metabolomics company's lead product, ViaMetrics-E™, is a diagnostic procedure designed to help identify the most viable embryos with the greatest reproductive potential for in vitro fertilization (IVF). Molecular Biometrics is utilizing the financing to launch its patented technology in Europe, Japan and Australia in 2009.
- In October 2008, Safeguard deployed $7.5 million in a $21 million Series C financing for Tengion, Inc., a clinical stage regenerative medicine company focused on the development of neo-organs and neo-tissues. The funding is primarily being utilized to support phase II clinical trials for the Tengion Neo-Bladder® Augment and Neo-Bladder® Conduit. These will be the first products to utilize the body's own regenerative cells and harness them to develop and complete regeneration of the bladder.
- In November 2008, Safeguard deployed $2.5 million in a $10.4 million Series AA financing for Garnet BioTherapeutics, Inc., a clinical stage regenerative medicine company targeting the acceleration of healing and reduced scarring associated with surgical procedures and other dermatologic conditions. Garnet Biotherapeutics is using the financing to support research and Phase II clinical trials for its proprietary human adult bone marrow-derived cells, along with manufacturing and development.
- We augmented our Technology and Life Sciences Advisory Boards with key new members and leveraged these boards to provide critical and timely analysis and guidance regarding Safeguard, our partner companies and a variety of deal opportunities.

Our Strategy

We focus on companies that address the strategic challenges facing businesses today and the opportunities they present. We believe these challenges have five general themes:

- Maturity — Many existing technologies, solutions and therapies are reaching the end of their designed lives or patent protection; the population of the U.S. is aging; and many businesses based on once-novel technologies are now facing consolidation and other competitive pressures. The IT infrastructure is maturing and the sectors are consolidating.
- Migration — Many technology platforms are migrating to newer technologies and facing changing cost structures; many medical treatments are moving toward earlier stage intervention; and many business models are migrating toward different revenue-generation models integrating technologies and services.
- Convergence — Many technology and life sciences businesses are intersecting in fields like medical devices and targeted diagnostics for targeted therapies. Within life sciences itself, devices, diagnostics and therapeutics are converging.
- Compliance — Regulatory compliance is driving buying behavior in technology and life sciences. HIPPA, Sarbanes-Oxley, the FDA, the Patriot Act and the SEC are all telling businesses how to spend their money.
- Cost containment — The importance of cost containment grows as healthcare costs and IT infrastructure maintenance costs grow and as a recessionary dynamic weakens sectors of the economy.

These themes tend to drive growth and attract entrepreneurs who need capital support and strategic guidance. Safeguard deploys capital along with management expertise, process excellence and marketplace insight designed to provide tangible benefits to our partner companies.

Our corporate staff (28 employees at December 31, 2008) is dedicated to creating long-term value for our shareholders by helping our partner companies build value and by finding additional acquisition opportunities.

Identifying Opportunities

Safeguard's go-to-market strategy, including marketing and sourcing activities, is designed to generate a large volume of high-quality opportunities to acquire majority or primary shareholder stakes in partner companies. Our principal focus is on acquiring such stakes in growth-stage companies that have attractive growth prospects within the technology and life sciences industries. Generally, we prefer candidates:

- operating in large and/or growing markets;
- with barriers to entry by competitors, such as proprietary technology and intellectual property, or other competitive advantages;
- with capital requirements between $5 million and $50 million; and
- with a compelling strategy for achieving growth.

We target our sourcing efforts on the Eastern U.S., however, our in-bound deal sourcing leads generate candidate opportunities throughout the U.S. and southeastern Canada. Our in-bound deal sourcing comes from a variety of sources, including investment bankers, syndication partners, existing partner companies and advisory board members.

Our Technology Group currently targets companies with the following business models and vertical markets:


Recurring Revenue Business Models
Software As A Service
Technology-Enabled Services
Vertical Software Solutions
Verticals
Healthcare IT
Financial Services IT
Internet-Based Businesses

Our Life Sciences Group currently targets companies with the following business models and vertical markets:


Business Models
Products
Technology Enabled Services
Verticals
Molecular and Point-of-Care Diagnostics
Medical Device and Regenerative Medicine
Specialty Pharma

We believe there are many opportunities within these business models and vertical markets, and our sourcing activities are focused on finding candidate companies and evaluating how well they align with our criteria. However, we recognize we may have difficulty identifying candidate companies and completing transactions on terms we believe appropriate. As a result, we cannot be certain how frequently we will enter into transactions with new, or for that matter, existing partner companies.

Competition. We face intense competition from other companies that acquire, or provide capital to, technology and life sciences businesses. Competitors include venture capital and, occasionally, private equity investors, as well as companies seeking to make strategic acquisitions. Many providers of growth capital also offer strategic guidance, networking access for recruiting and general advice. Nonetheless, we believe we are a preferable capital provider to potential partner companies because our strategy and capabilities offer:

- responsive operational assistance, including strategy design and execution, business development, corporate development, sales, marketing, finance, risk management, human resources and legal support;
- the flexibility to structure minority or majority transactions with or without debt;
- occasional liquidity opportunities for founders and existing investors;
- a focus on maximizing risk-adjusted value growth, rather than absolute value growth within a narrow or predetermined time frame;
- interim c-level management support, as needed;
- opportunities to leverage Safeguard's balance sheet for borrowing and stability; and
- a record of building revenue growth in our partner companies.

Helping Our Partner Companies To Build Value

We offer operational and management support to each of our partner companies through our experienced professionals. Our employees have expertise in business and technology strategy, sales and marketing, operations, finance, legal and transactional support. We provide hands-on assistance to the management teams of our partner companies to support their growth. We believe our strengths include:

- applying our expertise to support a company's introduction of new products and services;
- leveraging our market knowledge to generate additional growth opportunities;
- leveraging our business contacts and relationships; and
- identifying and evaluating potential acquisitions and providing capital to pursue potential acquisitions to accelerate growth.

Strategic Support. By helping our partner companies' management teams remain focused on critical objectives through the provision of human, financial and strategic resources, we believe we are able to accelerate their development and success. We play an active role in determining the strategic direction of our partner companies, including:

- defining short- and long-term strategic goals;
- identifying and planning for the critical success factors to reach these goals;
- identifying and addressing the challenges and operational improvements required to achieve the critical success factors and, ultimately, the strategic goals;
- identifying and implementing the business measurements that we and others will apply to measure a company's success; and
- providing capital to drive growth.

Management and Operational Support. We provide management and operational support to our partner companies in order to accelerate their growth. We engage in ongoing planning and assessment of the development of our partner companies and their management teams. Our executives and our Advisory Board members provide mentoring, advice and guidance to develop the management of our partner companies. Our executives serve on the boards of directors of our partner companies, working with them to develop and implement strategic and operating plans. We measure and monitor achievement of these plans through regular operational and financial performance measurements. We believe these services provide our partner companies with significant competitive advantages within their respective markets.

Realizing Value

In general, we will hold our stake in a partner company as long as we believe the risk-adjusted value of that stake is maximized by our continued ownership and effort. From time to time, we engage in discussions with other companies interested in our partner companies, either in response to inquiries or as part of a process we initiate. To the extent we believe that a partner company's further growth and development can best be supported by a different ownership structure or if we otherwise believe it is in our shareholders' best interests, we may sell some or all of our stake in the partner company. These sales may take the form of privately negotiated sales of securities or assets, public offerings of the partner company's securities and, in the case of our publicly traded partner companies, sales of their securities in the open market. We have in the past taken partner companies public through rights offerings and direct share subscription programs, and we will continue to consider these (or similar) programs to maximize the value of our partner companies to our shareholders. We expect to use the proceeds from these sales (and sales of other assets) primarily to pursue opportunities to create new partner company relationships or for other working capital purposes, either with existing partner companies or at Safeguard.

Our Partner Companies

An understanding of our partner companies is important to understanding Safeguard and its value-building strategy. Following are more detailed descriptions of the partner companies in which we owned a stake at December 31, 2008. The indicated ownership percentage is presented as of December 31, 2008 and reflects the percentage of the vote we are entitled to cast based on issued and outstanding voting securities (on a common stock equivalent basis), excluding the effect of options, warrants and convertible debt.

In May, 2008 we completed the sale of our interests in Acsis, Inc., Alliance Consulting Group Associates, Inc., Laureate Pharma, Inc., Neuronyx, Inc. and ProModel Corporation (the "Bundle Transaction").

Clarient, Inc. ***(Safeguard Ownership: 60.4%)***

General. Clarient (www.clarientinc.com) is an advanced oncology diagnostics services company that combines innovative technologies, meaningful test results, and world-class expertise to improve the lives of those affected by cancer by bringing clarity to a complex disease.

Opportunity. Safeguard first took an ownership interest in Clarient in 1996, and we have increased our ownership position over time. Shares of Clarient's common stock trade on the Nasdaq Capital Market under the symbol "CLRT."

We believe that the growing demand for personalized medicine and the continued aging of the world's population, coupled with the higher incidence of cancer among seniors, support an expanding market for Clarient's services. Clarient estimates that the market for advanced cancer diagnostic testing will increase from an estimated $2.0 billion today, to over $3.0 billion by 2012, based upon industry analyst data.

Strategy. Clarient's goal is to position itself within a wide-range of the oncology diagnostics markets, including molecular marker development and molecular marker clinical validation through a technology-empowered laboratory. Clarient has deployed the best available testing platforms, which are connected to its internet-based platform, PATHSiTE®, that delivers critical information to community pathologists, oncologists, and pharmaceutical researchers. Clarient focuses on developing high-value, revenue generating opportunities by connecting its medical expertise and intellectual property with its strong commercial team to commercialize novel diagnostic tests (also referred to as "novel markers" or "biomarkers") which detect characteristics of an individual's tumor or disease that, once identified and qualified, allow for more accurate prognosis, diagnosis, and treatment. In addition, Clarient is working to identify specific partners and technologies where it can assist in the commercialization of third-party developed novel diagnostic tests. Clarient believes that broader discovery and use of novel diagnostic tests will clarify and simplify decisions for healthcare providers and the biopharmaceutical industry.

Services. Clarient provides a wide range of cancer diagnostic and consultative services which include technical laboratory services and professional interpretation; such reports and analyses are provided through its internet-based application, PATHSiTE.™

Clarient's anatomic pathology services are focused on the most common types of solid tumors: breast, prostate, lung and colon, representing over 80% of annual diagnosed cases in the United States. Clarient also offers an extensive menu of hematopathology testing for leukemia and lymphoma.

Clarient's laboratory continues to expand its service offerings as new assays emerge. Clarient also provides a complete complement of commercial services to biopharmaceutical companies and other research organizations, ranging from drug discovery assistance to the development of directed diagnostics through clinical trials. Clarient's menu of specialized technologies used to assess and characterize cancer include: immunohistochemistry (IHC), flow cytometry, molecular/PCR, fluorescent in situ hybridization (FISH), cytogenetics, and histology.

Sales and Marketing. Clarient's primary target market includes community pathology practices and hospitals. The process of selling diagnostic services requires a knowledgeable and skilled diagnostic sales force that can help pathologists understand the mechanisms of targeted therapy and the value of prognostic and predictive testing which Clarient offers. Clarient's sales approach is designed to understand current or potential customers' needs and to then provide the appropriate solutions from its expanding range of diagnostic services. Clarient's marketing efforts continued to focus on establishing a strong and distinctive brand identity for diagnostic services, with a core focus of targeting community pathologists. Clarient uses CONTiNUUM™, its national and regional seminar and webcast programs to provide a collaborative environment between potential customers and its advisory board and medical staff. Clarient also uses a web-based sales system to optimize customer and territory management.

Patents and Proprietary Technology. Clarient is focused on developing an intellectual property portfolio for its laboratory service methodologies which utilizes automated cellular instrumentation, rare event identification, and its proteomic mathematic capabilities. In addition, Clarient holds trademarks to protect the names of its service offerings. To protect its trade secrets and proprietary know-how, Clarient utilizes confidentiality agreements with its employees, consultants, customers, business partners, and other third parties.

In March 2007, Clarient sold its technology business (which developed, manufactured and marketed the ACIS Automated Image Analysis System) and related intellectual property to Carl Zeiss MicroImaging, Inc. ("Zeiss") (the "ACIS Sale"). As part of the ACIS Sale, Clarient transferred its patent portfolio and other intellectual property relating to its technology business to Zeiss. Clarient entered into a license agreement with Zeiss pursuant to which Zeiss granted Clarient a non-exclusive, perpetual, and royalty-free license to certain of the transferred patents, copyrights, and software code for use in connection with image applications (excluding the sales of imaging instruments) and its laboratory services business. Clarient believes this license will be useful in its development of new tests, applications, unique analytical capabilities, and other service offerings, including the development of proprietary tests.

Competition. Competition in the diagnostic services industry is intense and has increased with the rapid pace of technological development. The oncology testing marketplace has been consolidating. The esoteric clinical laboratory business, including flow cytometry, molecular diagnostics, analysis of tumors of unknown origin, and expanded services for IHC and cytogenetics is highly competitive. Clarient's industry is led by two national laboratories: Laboratory Corporation of America Holdings (also known as LabCorp) and Quest Diagnostics Incorporated. Both companies offer a wide test and product menu with significant financial, sales, and logistical resources, and have extensive contracts with a variety of payor groups. Secondary competitors include laboratories that are affiliated with large medical centers or universities, such as Mayo Medical Laboratories and Associated Regional and University Pathologists. New competitors have more recently entered Clarient's market and have further heightened the competitive landscape. Clarient anticipates that additional companies will enter its market and will aggressively compete for market share.

Governmental Regulation. Because Clarient operates a clinical laboratory, many aspects of its business are subject to complex federal, state, and local regulations. In 1988, Congress passed the Clinical Laboratory Improvement Amendments (CLIA) establishing quality standards for all laboratory testing to ensure the accuracy, reliability and timeliness of patient test results regardless of where the test was performed. Under CLIA, a laboratory is defined as any facility which performs laboratory testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health. CLIA specifies quality standards for proficiency testing, patient test management, quality control, personnel qualifications and quality assurance for laboratories performing non-waived tests. To enroll in the CLIA program, laboratories must register by completing an application, paying fees, being surveyed, if applicable, and becoming certified in the state in which they operate. The State of California Department of Health and Human Services—Laboratory Field Services enforces the state's requirements to apply for and maintain licensure, CLIA certification, and proficiency testing. CLIA accreditation is maintained through regular inspections by the College of American Pathologists. Clarient's facilities have been inspected by these authorities and have been issued licenses to manufacture medical devices and provide laboratory diagnostic services in California. Clarient received its California state licensure with CLIA certification in the fourth quarter of 2004. These licenses must be renewed every year. The State of California could prohibit Clarient's provision of laboratory services if Clarient failed to maintain these licenses.

Facilities. Clarient leases a 78,000 square foot facility in Aliso Viejo, California to accommodate its executive and administrative offices and its diagnostic services laboratory. Clarient currently subleases approximately 14,000 square feet of the space to one subtenant.

Employees. As of December 31, 2008, Clarient had 269 employees: 165 in laboratory diagnostics, research and development and support positions; 62 in executive, finance, billing, and administrative positions; and 42 in sales and marketing positions. Clarient believes that its relationship with its employees is good. In addition to full-time employees, Clarient utilizes the services of various independent contractors, primarily for certain product development, marketing and administrative activities.

LIFE SCIENCES PARTNER COMPANIES

Advanced BioHealing, Inc. ("Advanced BioHealing") ***(Safeguard Ownership: 28.3%)***

General. Advanced BioHealing (www.advancedbiohealing.com), is a leader in the science and clinical application of regenerative medicine. Advanced BioHealing develops and markets cell-based and tissue-engineered products that use living cells to repair or replace body tissue damaged by injury, disease or the aging process. The company's lead product, Dermagraft™ (www.dermagraft.com), is FDA-approved for the treatment of diabetic foot ulcers, a common affliction of persons with diabetes. Since Safeguard's investment in 2007 and Advanced BioHealing's official re-launch of Dermagraft, Advanced BioHealing has grown its revenue and has increased its workforce to more than 160 employees to match growing demand.

Opportunity. As the U.S. population ages, the payors in our healthcare system are applying pressure to increase effective treatments while reducing costs. Advanced BioHealing helps healthcare providers meet these constraints for wound patients by providing an innovative and value-oriented healthcare product. We believe the market for Advanced BioHealing's products will continue to grow as its treatments are adopted and approved for other indications. Industry analysts estimate the market opportunity in the advanced wound care sector at $4 billion and in Advanced BioHealing's addressable diabetic foot ulcer and intravenous leg ulcer sector at $1 billion.

Alverix, Inc. ("Alverix") ***(Safeguard Ownership: 50.0%)***

General. Alverix (www.alverix.com) is an optoelectronics company that produces low-cost, handheld readers with the accuracy and precision of laboratory instruments. Alverix partners with diagnostic and original equipment manufacturers (OEMs) seeking to increase current test accuracy, improve the portability of existing tests, or develop new assays for use at the point-of-care ("POC"). Whether at a physicians' office, laboratory outreach location, retail clinic or a patient's home, Alverix's POC devices enable central laboratory quality results to be obtained where test information is critical to patient care. Previously, this level of performance required expensive laboratory instrumentation. Alverix is building on 30 years of expertise in optical sensors, image processing, software and signal enhancement algorithms to develop proprietary technologies for low-cost, portable detection devices for medical diagnostics and other applications. Alverix was spun out of Avago Technologies, which itself was spun out of Agilent, Inc. Current applications include testing for drugs of abuse ("DOA"), cardiac, cancer and infectious disease. Alverix currently has an OEM contract with Chembio Diagnostic Systems.

Opportunity. As we focus our efforts on companies bringing advanced diagnostic technologies to the market, Alverix presents an opportunity to capitalize on two macro trends: first, the demand for improved cost and efficiency of healthcare delivery; and second, greater consumer control of personal healthcare. Both of these trends are increasing demand for rapid POC tests. Alverix's detection devices provide immediate, accurate results in POC venues (such as physicians' offices, clinics, retail environments, workplace or home), with the potential for greater functionality and sensitivity. Because of its disruptive technologies, we believe Alverix will be able to exploit significant portions of the fragmented multi-billion dollar POC market. Additionally, Alverix's flexible technology platform will permit future product expansions that increase access to new and existing diagnostic tests, as well as promoting next-generation diagnostics designed for broad use by physicians and patients.

Avid Radiopharmaceuticals, Inc. ("Avid") ***(Safeguard Ownership: 13.9%)***

General. Avid (www.avidrp.com) is developing molecular imaging agents to detect neurodegenerative diseases such as Alzheimer's disease ("AD"), Parkinson's disease ("PD") and Dementia with Lewy Bodies ("DLB"). Avid is conducting clinical trials at more than 25 research centers across the U.S. and initiated Phase III trials in early 2009 for its amyloid imaging compound, florpiramine F18 (18F-AV-45), which tests for the presence of AD pathology in people with symptoms of cognitive impairment. In the course of these trials, Avid has expanded its pharma collaborations and today has excellent relationships with Lilly, Pfizer and Genentech, as well as with smaller biotech firms.

Opportunity. Avid is developing a new technology that targets the increasing demand for diagnostics for an aging population. We believe that this demand for effective and value-oriented healthcare products will only increase in the future, and Avid is well-positioned to address the critical need to improve diagnosis and characterization of AD, PD and other chronic neurological disorders. The World Health Organization reports that nearly one billion people worldwide are affected by neurological disorders, and an estimated 6.8 million people die every year as a result of neurological disorders. The addressable market for the diagnosis of Alzheimer's disease alone is estimated at more than $500 million annually. As the global population ages, there is an increasing demand for innovative, accurate solutions to diagnose these diseases. Avid's vision is to develop novel diagnostic imaging agents to enable earlier and more accurate diagnosis, treatment selection and therapeutic monitoring for these significant medical disorders.

Cellumen, Inc. ("Cellumen") ***(Safeguard Ownership: 40.6%)***

General. Cellumen (www.cellumen.com) delivers proprietary services and products to support drug discovery and development. By leveraging its cellular systems biology ("CSB") technology, Cellumen's objective is to improve the efficacy, decrease the toxicity and optimize patient stratification and treatment for pharmaceutical companies' new and existing drugs. The goal of this approach is to obtain accurate measures of efficacy and potential toxicity of these drugs and biologics well before entering expensive clinical testing. Another goal is to improve clinical trial enrollment and increase new drug efficacy by conducting theranostic (predicting response to therapeutics) patient profiling. Cellumen is continuing to develop and commercialize its product catalog and CSB platform. Cellumen's customers include Eli Lilly, Mitsubishi Tanabe Pharma and Roche, as well as the U.S. Environmental Protection Agency, Food and Drug Administration and National Institutes of Health.

Opportunity. Through CSB, Cellumen is striving to be the leading provider of proprietary solutions for pharmaceutical companies, seeking to drive down costs and increasing the efficacy of drug development and clinical trials. Cellumen's breakthrough technology is positioned to tap into an annual $2 billion market opportunity in outsourced pharmaceutical R&D programs by focusing on the pharmaceutical industry's continuous push to improve product development timelines. With the current failure rate in drug development surpassing 90%, there is a clear need within the pharmaceutical industry for more efficient drug discovery methods and technologies. Cellumen has positioned itself to address this need for a lucrative and expanding market.

Garnet BioTherapeutics, Inc. ("Garnet") ***(Safeguard Ownership: 31.2%)***

General. Garnet (www.garnetbio.com) is a clinical stage regenerative medicine company targeting the acceleration of healing and reduction of scarring associated with surgical procedures and other dermatologic conditions. Garnet has identified the first in a series of cell products called GBT 009, which is capable of reducing inflammation and promoting healing. These cells are safe, and when applied to a cut or incision, release pro-healing and anti-inflammatory factors that accelerate wound closure and reduce or eliminate scarring. In addition, Garnet has developed proprietary scalable cell expansion technology that can cost-effectively generate a large number of patient doses. Garnet is initially developing its cell-based therapy for cosmetic and dermatologic applications where accelerated healing and reduced scarring are desirable. Garnet expects to initiate Phase II clinical trials for its proprietary human adult bone marrow-derived cells in 2009.

Opportunity. Cosmetic applications such as breast augmentation, abdominoplasty and facelifts represent a market opportunity of more than $1 billion worldwide. Garnet believes that the cell-based therapy may also be applicable for treatment of burns, auto-immune disorders such as psoriasis, and in other conditions where inflammation or scar formation plays an important role in disease pathology. Garnet is well positioned within the regenerative medicine field, which is already yielding the next generation of significant and differentiated medical products.

Molecular BioMetrics, Inc. ("Molecular Biometrics") **(Safeguard Ownership: 37.8%)**

General. Molecular Biometrics (www.molecularbiometrics.com) is a metabolomics company developing novel clinical tools for applications in personalized medicine to more accurately characterize biologic function in health and disease. Currently focused on reproductive health, Molecular Biometrics' lead product, ViaMetrics-E™, is the first, and only, non-invasive diagnostic procedure designed to help identify the most viable embryos with the greatest reproductive potential for in vitro fertilization (IVF), while reducing multiple births. Current techniques used to determine reproductive potential of embryos are not as effective as they should be in today's era of personalized medicine. Molecular Biometrics' objective is to improve upon today's IVF success rate, which range between 25-35% worldwide, and help shift the medical practice away from multiple embryo transfer, thereby reducing the likelihood of multiple births.

Opportunity. The availability of Molecular Biometrics' ViaMetrics-E will be revolutionary for the 7.3 million people in the United States, and the millions of others worldwide, who are affected by infertility. This technology will fulfill an unmet medical need and is well positioned to tap into the $4 billion global IVF market. ViaMetrics-E is intended to provide increased accuracy when assessing the viability of an embryo for implantation through IVF. ViaMetrics-E may hold significant potential to increase IVF success rates, while minimizing the number of IVF cycles and/or the number of embryos required to achieve a live birth. ViaMetrics-E could also provide physicians with a procedure that may reduce the incidence, costs, and medical risk associated with multiple births, which constitute more than one-third of births under current IVF methods. Currently, the annual number of assisted reproductive technologies (ART) cycles, with the majority being IVF, exceeds 1 million worldwide. Each IVF cycle in the U.S. costs between $10,000 and $15,000. The ability to reduce the number of IVF cycles and the complications associated with multiple births could result in substantial savings to the overall healthcare system.

NuPathe, Inc. ("NuPathe") **(Safeguard Ownership: 23.5%)**

General. NuPathe (www.nupathe.com) is a specialty pharmaceutical company developing innovative therapeutic products for the treatment of neurological and psychiatric diseases, including migraine and Parkinson's disease. NuPathe initiated phase III clinical trials in early 2009 for Zelrix™, the first and only migraine patch that delivers Sumatriptan through NuPathe's proven and proprietary SmartRelief™ technology, intended to reduce negative side effects such as nausea and/or vomiting. Development continues for NuPathe's NP201 Parkinson's Disease LAD™, which represents a potentially superior alternative to existing options by providing consistent drug levels over a prolonged period. Pre-clinical proof-of-concept studies for NP201 are underway.

Opportunity. Patients clearly need better options for acute migraine. Triptans, the gold standard in treatment today, can be quite efficacious, but are inadequate for many migraine sufferers in their current forms. Many patients experience difficulty taking their medication due to nausea that accompanies their migraine and many experience troublesome side effects from current medications. Phase I clinical trials demonstrated that Zelrix delivers sumatriptan in a rapid, predictable and consistent manner. Migraine represents a more than $3 billion market affecting more than 28 million people annually in the U.S.

Rubicor Medical, Inc. ("Rubicor") **(Safeguard Ownership: 44.6%)**

General. Rubicor (www.rubicor.com) has developed and is commercializing medical devices for minimally invasive breast biopsy and tissue removal. Rubicor's mission is to redefine breast care and to change the way physicians diagnose and treat breast cancer and benign breast disease. Rubicor has three FDA approved breast care devices in the U.S. for biopsy and removal of breast tissue and lesions. During 2008, Rubicor halted operations and furloughed and terminated employees while it sought additional funding. Rubicor is in active negotiations now with parties to fund the company to enable it to launch its three products in 2009. It is anticipated that a new management team and new board representatives will be brought in along with new capital partners .

Opportunity. The U.S. market for breast biopsy and therapeutic procedures exceeds an estimated $500 million annually, with approximately 1.5 million biopsies performed annually. Rubicor's devices represent attractive alternatives to existing procedures and technology for breast lesion biopsy and removal, resulting in a more accurate assessment of the sample.

Tengion, Inc. ("Tengion") ***(Safeguard Ownership: 4.5%)***

General. Tengion (www.tengion.com) is a clinical stage regenerative medicine company that is focused on developing, manufacturing and commercializing human neo-organs and neo-tissues using its Autologous Organ Regeneration Platform™. Tengion's mission is to transform the lives of patients in need of an organ transplant or augmentation. Tengion uses biocompatible materials and a patient's own (autologous) cells to create a functional neo-organ or neo-tissue that is designed to catalyze the body's innate ability to regenerate. Phase II trials are underway for Tengion's bladder treatments.

Opportunity. Tengion's patented technology is the first product to utilize the body's own regenerative cells and harness them to develop and complete regeneration of the bladder. This technology represents a tremendous opportunity to help shape the future of regenerative medicine and expand upon the convergence of biotechnology and medical devices. Tengion's progress represents a growing trend towards regenerative medicine, a field anticipated to become the source of significant innovation and medical products over the next decade. Tengion's addressable market is estimated at more than $1 billion in the U.S. and up to $3 billion worldwide.

TECHNOLOGY PARTNER COMPANIES
MINORITY HOLDINGS

Advantedge Healthcare Solutions, Inc. ("AHS") ***(Safeguard Ownership: 37.7%)***

General. AHS (www.ahsrcm.com) is a healthcare information technology ("HCIT") company that provides medical billing software and services to healthcare providers on an outsourced basis. AHS employs a web-based technology platform and continuous business process improvement methods to increase the operating efficiencies of medical billing and to improve results for its physician customers.

Opportunity. AHS competes in a fragmented outsourced revenue cycle management market of approximately $4 billion in annual revenue. AHS plans to grow primarily via acquisition and by employing its proprietary platform and services. AHS' management has significant experience acquiring revenue cycle management companies. AHS acquired Professional Billing & Management Services, Inc. (PBMS), a premier and long-standing anesthesia billing company located in Chambersburg, Pennsylvania in 2007, and Staten Island University Hospital (SIUH)'s existing physician billing division, Regency Alliance Services in early 2009. The company is actively pursuing additional acquisition opportunities.

Authentium, Inc. ("Authentium") ***(Safeguard Ownership: 20.0%)***

General. Authentium (www.authentium.com) provides anti-malware and identity protection software that is used by leading software providers, including Google, Microsoft and Symantec. In 2008, Authentium launched an industry-shifting identity theft prevention product called SafeCentral™ (www.safecentral.com). SafeCentral significantly reduces the risk of consumers having their personal information stolen while using internet services such as online banking, tax filing, etc. (which are significant sources of identity theft).

Opportunity. The rapid proliferation of viruses and malware has spawned an enormous anti-malware market expected to reach over $7 billion in 2009. Authentium's new product, SafeCentral, is a next generation anti-malware solution that is gaining traction with customers such as First Trade and offers a tremendous growth opportunity in 2009 and beyond. Identity theft is becoming an increasingly common problem with over eight million US adults affected in 2007.

Beyond.com, Inc. ("Beyond") ***(Safeguard Ownership: 37.1%)***

General. Beyond (www.beyond.com) is an internet-based business that provides career services and technology to job seekers and employers throughout the United States and Canada. Beyond is the largest niche and local career network, comprised of more than 15,000 online communities. The Beyond network of websites accounts for over five million resumes and powers career portals for some of the internet's best known career brands, media publishers and well-established career portals.

Opportunity. Beyond is a leader in the transition from print to online recruitment, a field where online job listings are projected to reach $12 billion by 2012. Already one of the industry's leading career platforms, Beyond is well positioned for growth by expanding its partner network and generating more revenue opportunities from targeted niche and local job advertisements.

Bridgevine, Inc. ("Bridgevine") ***(Safeguard Ownership: 20.8%)***

General. Bridgevine (www.bridgevine.com) is an internet marketing company that enables online consumers to shop for special offers as well as compare and purchase digital services and products such as internet, phone, VoIP, TV, wireless, music, entertainment and more. Bridgevine leverages its proprietary technology platform to acquire leads through numerous sources, including search, e-tail and retail, and then offers an optimized bundle of products and services from its growing base of participating merchants, which now totals over 100. Founded to capitalize on a fragmented and confusing online services marketplace, Bridgevine supplies a simplified shopping experience coupled with unique content and promotions, education and comparison services to end-users through its network of websites. Bridgevine's advertising partners include Comcast, AT&T, Charter, Real Networks, Dlink, Vonage, Netflix, Qwest, Time Warner and Verizon.

Opportunity. Bridgevine's technology platform provides consumers with "one stop shopping" for digital services (as opposed to goods which are sold on websites such as Amazon.com). Bridgevine participates in the large and growing customer generation segment of the market for digital services in the U.S., which has been projected to grow to $10 billion by 2014. As additional services migrate to the digital domain, Bridgevine will be well positioned to take advantage of broader market opportunities.

GENBAND, Inc. ("GENBAND") ***(Safeguard Ownership: 2.3%)***

General. GENBAND (www.genband.com) provides media gateway, IP security and session border gateway technology to telecommunications providers. NextPoint Networks, Inc. merged with GENBAND in September 2008. NextPoint Networks, Inc. was formed in 2007 through the merger of Safeguard's partner company NexTone Communications and Reef Point Systems. Over the past five years, GENBAND has secured business with more than half of the world's top 100 network service providers, partnered with seven of the world's largest telecom equipment manufacturers, extended its global reach to more than 80 countries, executed four acquisitions, and expanded its employee base from 80 to 500.

Opportunity. GENBAND competes in a market estimated at $12 billion and is aggressively developing products that enable telecommunications and mobile networks to provide enhanced voice and data services such as VOIP and internet video. GENBAND will benefit from its aggressive product development path aimed at the integration of emerging technologies like femto base stations, security, control and packet inspection.

Kadoo, Inc. ("Kadoo") ***(Safeguard Ownership: 14.0%)***

General. Kadoo (www.kadoo.com) was established to enable online users to post, manage and securely share large volumes of digital photos, videos and other files. Kadoo effectively ceased operations in February 2009 as it was unable to raise additional funding.

Portico Systems, Inc. ("Portico") ***(Safeguard Ownership: 46.8%)***

General. Portico (www.porticosys.com) is a HCIT company that is pioneering the next generation of healthcare payor software solutions. Portico's integrated provider management solution offers a suite of solutions that helps health plans address challenges such as growing healthcare costs, quality, consumerism, competition and regulatory changes while creating an agile infrastructure that lays a foundation for efficiency and flexibility. The Portico Provider Platform streamlines provider network processes and accelerates new revenue streams, enhancing employee effectiveness and optimizing provider relationships.

Opportunity. Portico's exclusive focus on provider operations has allowed the company to design the only modular end-to-end provider platform that streamlines the interactions between payors and their provider networks. Portico's offerings also enable payors to reduce costs by removing duplicative processes within a payor's infrastructure. Portico acquired Ethidium Health Systems in 2008 to enable its payor customers to better collaborate with the growing home health care market. Portico is positioned at the forefront of emerging medical home and pay-for-performance initiatives with its industry-leading integrated provider management platform. Portico addresses a market for U.S. healthcare payor IT spending estimated at $7 billion.

Swaptree, Inc. ("Swaptree") ***(Safeguard Ownership: 29.3%)***

General. Swaptree (www.swaptree.com) is an internet-based business that enables users to trade books, CDs, DVDs and video games using its proprietary trade matching software. Swaptree's innovative model has gained significant media attention, which has driven its unique visitors to grow more than 300% since becoming a Safeguard partner company, while its user base has grown over fivefold during the same period.

Opportunity. Swaptree.com has many of the features users have come to expect from other community sites, including discussion forums; the ability to create smaller trading groups around certain interests or types of items; and tools for integrating Swaptree with other e-commerce sites such as Amazon.com and social networks such as Facebook and MySpace. Swapping is the next logical step in internet commerce. First there was e-commerce, then online auctions, and then online classifieds for buying and selling used items. Now there is demand for trading online, driven in no small part by an economy where consumers are spending less, searching for great deals, and a desire to be more environmentally friendly.

FINANCIAL INFORMATION ABOUT OPERATING SEGMENTS

Information on revenue, operating income (loss) and net income (loss) from continuing operations for each operating segment of Safeguard's business for each of the three years in the period ended December 31, 2008 and assets as of December 31, 2008 and 2007 is contained in Note 20 to the Consolidated Financial Statements.

OTHER INFORMATION

The operations of Safeguard and its companies are subject to environmental laws and regulations. Safeguard does not believe that expenditures relating to those laws and regulations will have a material adverse effect on the business, financial condition or results of operations of Safeguard.

AVAILABLE INFORMATION

All periodic and current reports, registration statements, and other filings that Safeguard is required to file with the Securities and Exchange Commission ("SEC"), including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act, are available free of charge from the SEC's website (http://www.sec.gov) or public reference room at 450 Fifth Street N.W., Washington, DC 20549 (1-800-SEC-0330) or through Safeguard's internet website (http://www.safeguard.com). Such documents are available as soon as reasonably practicable after electronic filing of the material with the SEC. Copies of these reports (excluding exhibits) also may be obtained free of charge, upon written request to: Investor Relations, Safeguard Scientifics, Inc., 435 Devon Park Drive, Building 800, Wayne, Pennsylvania 19087.

The internet website addresses for Safeguard and its companies are included in this report for identification purposes. The information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

The following corporate governance documents are available free of charge on Safeguard's website: the charters of our Audit, Compensation and Nominating & Corporate Governance Committees, our Corporate Governance Guidelines and our Code of Business Conduct and Ethics. Copies of these corporate governance documents also may be obtained by any shareholder, free of charge, upon written request to: Corporate Secretary, Safeguard Scientifics, Inc., 435 Devon Park Drive, Building 800, Wayne, Pennsylvania 19087. We also will post on our website any amendments to or waivers of our Code of Business Conduct and Ethics that relate to our directors and executive officers.

Item 1A. *Risk Factors*

You should carefully consider the information set forth below. The following risk factors describe situations in which our business, financial condition or results of operations could be materially harmed, and the value of our securities may decline. You should also refer to other information included or incorporated by reference in this report.

Our business depends upon our ability to make good decisions regarding the deployment of capital into new or existing partner companies and, ultimately, the performance of our partner companies, which is uncertain.

If we make poor decisions regarding the deployment of capital into new or existing partner companies, our business model will not succeed. Our success as a company ultimately depends on our ability to choose the right partner companies. If our partner companies do not succeed, the value of our assets could be significantly reduced and require substantial impairments or write-offs and our results of operations and the price of our common stock could decline. The risks relating to our partner companies include:

- most of our partner companies have a history of operating losses or a limited operating history;
- intensifying competition affecting the products and services our partner companies offer could adversely affect their businesses, financial condition, results of operations and prospects for growth;
- inability to adapt to the rapidly changing marketplaces;
- inability to manage growth;
- the need for additional capital to fund their operations, which we may not be able to fund or which may not be available from third parties on acceptable terms, if at all;
- inability to protect their proprietary rights and/or infringing on the proprietary rights of others;
- certain of our partner companies could face legal liabilities from claims made against them based upon their operations, products or work;
- the impact of economic downturns on their operations, results and growth prospects;
- inability to attract and retain qualified personnel; and
- government regulations and legal uncertainties may place financial burdens on the businesses of our partner companies.

These risks are discussed in greater detail under the caption "— Risks Related to Our Partner Companies" below.

Our partner companies (and the nature of our interests in them) could vary widely from period to period.

As part of our strategy, we continually assess the value to our shareholders of our interests in our partner companies. We also regularly evaluate alternative uses for our capital resources. As a result, depending on market conditions, growth prospects and other key factors, we may at any time:

- change the partner companies on which we focus;
- sell some or all of our interests in any of our partner companies; or
- otherwise change the nature of our interests in our partner companies.

Therefore, the nature of our holdings could vary significantly from period to period.

Our consolidated financial results also may vary significantly based upon which partner companies are included in our financial statements. For example:

- For the year ended December 31, 2008, we consolidated the results of operations of Clarient in continuing operations. In our Form 10-K for the year ended December 31, 2007, we consolidated the results of operations of Acsis, Alliance Consulting, Clarient and Laureate Pharma in continuing operations. We sold three of our majority-owned partner companies – Acsis, Alliance Consulting and Laureate Pharma – on May 6, 2008.

Our business model does not rely, or plan, upon the receipt of operating cash flows from our partner companies. Our partner companies currently provide us with no cash flow from their operations. We rely on cash on hand, liquidity events and our ability to generate cash from capital raising activities to finance our operations.

We need capital to develop new partner company relationships and to fund the capital needs of our existing partner companies. We also need cash to service and repay our outstanding debt, finance our corporate overhead and meet our existing funding commitments. As a result, we have substantial cash requirements. Our partner companies currently provide us with no cash flow from their operations. To the extent our partner companies generate any cash from operations, they generally retain the funds to develop their own businesses. As a result, we must rely on cash on hand, liquidity events and new capital raising activities to meet our cash needs. If we are unable to find ways of monetizing our holdings or to raise additional capital on attractive terms, we may face liquidity issues that will require us to curtail our new business efforts, constrain our ability to execute our business strategy and limit our ability to provide financial support to our existing partner companies.

Fluctuations in the price of the common stock of our publicly traded holdings may affect the price of our common stock.

Fluctuations in the market prices of the common stock of our publicly traded holdings are likely to affect the price of our common stock. The market prices of our publicly traded holdings have been highly volatile and subject to fluctuations unrelated or disproportionate to operating performance. For example, the aggregate market value of our holdings in Clarient (Nasdaq: CLRT), our only public company holding, at December 31, 2007, was approximately $86.8 million, and at December 31, 2008, was approximately $75.8 million, reflecting a decrease in the per-share market price partially offset by an increase in our ownership of 4.2 million shares.

Intense competition from other acquirors of interests in companies could result in lower gains or possibly losses on our partner companies.

We face intense competition from other capital providers as we acquire and develop interests in our partner companies. Some of our competitors have more experience identifying, acquiring and selling companies and have greater financial and management resources, brand name recognition or industry contacts than we have. Despite making most of our acquisitions at a stage when our partner companies are not publicly traded, we may still pay higher prices for those equity interests because of higher valuations of similar public companies and competition from other acquirers and capital providers, which could result in lower gains or possibly losses.

We may be unable to obtain maximum value for our holdings or sell our holdings on a timely basis.

We hold significant positions in our partner companies. Consequently, if we were to divest all or part of our holdings in a partner company, we may have to sell our interests at a relative discount to a price which may be received by a seller of a smaller portion. For partner companies with publicly traded stock, we may be unable to sell our holdings at then-quoted market prices. The trading volume and public float in the common stock of Clarient, our only publicly traded partner company, are small relative to our holdings. As a result, any significant open-market divestiture by us of our holdings in these partner companies, if possible at all, would likely have a material adverse effect on the market price of their common stock and on our proceeds from such a divestiture. Additionally, we may not be able to take our partner companies public as a means of monetizing our position or creating shareholder value.

Registration and other requirements under applicable securities laws may adversely affect our ability to dispose of our holdings on a timely basis.

Our success is dependent on our executive management.

Our success is dependent on our executive management team's ability to execute our strategy. A loss of one or more of the members of our executive management team without adequate replacement could have a material adverse effect on us.

Our business strategy may not be successful if valuations in the market sectors in which our partner companies participate decline.

Our strategy involves creating value for our shareholders by helping our partner companies build value and, if appropriate, accessing the public and private capital markets. Therefore, our success is dependent on the value of our partner companies as determined by the public and private capital markets. Many factors, including reduced market interest, may cause the market value of our publicly traded partner companies to decline. If valuations in the market sectors in which our partner companies participate decline, their access to the public and private capital markets on terms acceptable to them may be limited.

Our partner companies could make business decisions that are not in our best interests or with which we do not agree, which could impair the value of our holdings.

Although we may seek a controlling equity interest and participation in the management of our partner companies, we may not be able to control the significant business decisions of our partner companies. We may have shared control or no control over some of our partner companies. In addition, although we currently own a controlling interest in some of our partner companies, we may not maintain this controlling interest. Acquisitions of interests in partner companies in which we share or have no control, and the dilution of our interests in or loss of control of partner companies, will involve additional risks that could cause the performance of our interests and our operating results to suffer, including:

- the management of a partner company having economic or business interests or objectives that are different than ours; and
- partner companies not taking our advice with respect to the financial or operating difficulties they may encounter.

Our inability to control our partner companies also could prevent us from assisting them, financially or otherwise, or could prevent us from liquidating our interests in them at a time or at a price that is favorable to us. Additionally, our partner companies may not act in ways that are consistent with our business strategy. These factors could hamper our ability to maximize returns on our interests and cause us to recognize losses on our interests in these partner companies.

We may have to buy, sell or retain assets when we would otherwise not wish to do so in order to avoid registration under the Investment Company Act.

The Investment Company Act of 1940 regulates companies which are engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. Under the Investment Company Act, a company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of the value of its total assets (excluding government securities and cash items) on an unconsolidated basis, unless an exemption or safe harbor applies. We refer to this test as the "40% Test." Securities issued by companies other than majority-owned partner companies are generally considered "investment securities" for purpose of the Investment Company Act, unless other circumstances exist which actively involve the company holding such interests in the management of the underlying company. We are a company that partners with growth-stage technology and life sciences companies to build value; we are not engaged primarily in the business of investing, reinvesting or trading in securities. We are in compliance with the 40% Test. Consequently, we do not believe that we are an investment company under the Investment Company Act.

We monitor our compliance with the 40% Test and seek to conduct our business activities to comply with this test. It is not feasible for us to be regulated as an investment company because the Investment Company Act rules are inconsistent with our strategy of actively helping our partner companies in their efforts to build value. In order to continue to comply with the 40% Test, we may need to take various actions which we would otherwise not pursue. For example, we may need to retain a majority interest in a partner company that we no longer consider strategic, we may not be able to acquire an interest in a company unless we are able to obtain majority ownership interest in the company, or we may be limited in the manner or timing in which we sell our interests in a partner company. Our ownership levels also may be affected if our partner companies are acquired by third parties or if our partner companies issue stock which dilutes our majority ownership. The actions we may need to take to address these issues while maintaining compliance with the 40% Test could adversely affect our ability to create and realize value at our partner companies.

Recent economic disruptions and downturns may have negative repercussions for the Company.

Recent events in the United States and international capital markets, debt markets and economies generally may negatively impact the Company's ability to pursue certain of its tactical and strategic initiatives, such as: accessing additional public or private equity or debt financing for itself or for its partner companies and selling the Company's interests in its partner companies on terms acceptable to the Company and in time frames consistent with our expectations.

We have material weaknesses in our internal control over financial reporting and cannot provide assurance that additional material weaknesses will not be identified in the future. Our failure to effectively maintain our internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements, cause us to fail to meet our reporting obligations, cause investors to lose confidence in our reported financial information and/or have a negative affect on our stock price.

We have determined that we had deficiencies in our internal control over financial reporting as of December 31, 2008 that constituted "material weaknesses" as defined by the Public Company Accounting Oversight Board's Audit Standard No. 5. These material weaknesses are identified in Item 9A, Controls and Procedures.

We cannot assure that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses, or could result in material misstatements in our financial statements. These misstatements could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and/or cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

If we do not meet the New York Stock Exchange continued listing requirements, our common stock may be delisted.

The New York Stock Exchange ("NYSE") listing standards require us, among other things, to maintain an average closing price of at least $1.00 per share of common stock during any consecutive 30-trading-day period. On November 4, 2008, we were notified by the NYSE that we were not in compliance with the NYSE listing standard relating to minimum average share price. We have notified the NYSE of our intent to cure the deficiency; and, if necessary, we will undertake a reverse split of our common stock in order to do so. Based on currently applicable NYSE rules, we must bring our share price and average share price back above $1.00 on or before September 1, 2009, subject to possible extension, to regain compliance with the NYSE's price condition, or our common stock will be subject to suspension and delisting procedures. During the cure period and subject to compliance with NYSE's other continued listing standards, our common stock will continue to be listed on the NYSE.

A delisting of our common stock from the NYSE would negatively impact us because it would, unless we were able to obtain a listing for our common stock on another national or regional securities exchange, trigger a situation where the holders of our currently outstanding convertible debentures would have the right to cause us to redeem the convertible debentures held by such holders at face value. It is uncertain whether the Company would be able to make such a redemption, based upon its available cash on hand, cash equivalents and other potential sources of funding. In addition, any delisting by the NYSE could or would also: (i) reduce the liquidity and market price of our common stock; (ii) reduce the number of investors willing to hold or acquire our common stock, which could negatively impact our ability to raise equity financing; (iii) limit our ability to use a registration statement to offer and sell freely tradable securities, thereby preventing us from accessing the public capital markets, and (iv) impair our ability to provide equity incentives to our employees.

There could be negative effects if we do effect a reverse split of our Common Stock

If we undertake a reverse split of our stock in order to address the NYSE compliance issue described above, the immediate effect of a reverse stock split would be to reduce the number of shares of our outstanding common stock and to increase the trading price of our common stock. However, we cannot predict the specific effect of any reverse stock split upon the market price of our common stock. Based on the data we have reviewed it appears that sometimes a reverse stock split improves stock performance and sometimes it does not, and sometimes a reverse stock split improves overall market capitalization and sometimes it does not. We cannot assure you that the trading price of our common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of our common stock outstanding as a result of the reverse stock split. Also, we cannot assure you that a reverse stock split would lead to a sustained increase in the trading price of our common stock. The trading price of our common stock may change due to a variety of factors, such as our operating results and other factors related to our business and general market conditions. We also cannot predict other possible negative effects of a reduction in the number of our common shares outstanding on the Company or on individual stockholders.

Risks Related to our Partner Companies

Most of our partner companies have a history of operating losses or limited operating history and may never be profitable.

Most of our partner companies have a history of operating losses or limited operating history, have significant historical losses and may never be profitable. Many have incurred substantial costs to develop and market their products, have incurred net losses and cannot fund their cash needs from operations. We expect that the operating expenses of certain of our partner companies will increase substantially in the foreseeable future as they continue to develop products and services, increase sales and marketing efforts, and expand operations.

Our partner companies face intense competition, which could adversely affect their business, financial condition, results of operations and prospects for growth.

There is intense competition in the technology and life sciences marketplaces, and we expect competition to intensify in the future. Our business, financial condition, results of operations and prospects for growth will be materially adversely affected if our partner companies are not able to compete successfully. Many of the present and potential competitors may have greater financial, technical, marketing and other resources than those of our partner companies. This may place our partner companies at a disadvantage in responding to the offerings of their competitors, technological changes or changes in client requirements. Also, our partner companies may be at a competitive disadvantage because many of their competitors have greater name recognition, more extensive client bases and a broader range of product offerings. In addition, our partner companies may compete against one another.

Our partner companies may fail if they do not adapt to the rapidly changing technology and life sciences marketplaces.

If our partner companies fail to adapt to rapid changes in technology and customer and supplier demands, they may not become or remain profitable. There is no assurance that the products and services of our partner companies will achieve or maintain market penetration or commercial success, or that the businesses of our partner companies will be successful.

The technology and life sciences marketplaces are characterized by:

- rapidly changing technology;
- evolving industry standards;
- frequent new products and services;
- shifting distribution channels;
- evolving government regulation;
- frequently changing intellectual property landscapes; and
- changing customer demands.

Our future success will depend on our partner companies' ability to adapt to these rapidly evolving marketplaces. They may not be able to adequately or economically adapt their products and services, develop new products and services or establish and maintain effective distribution channels for their products and services. If our partner companies are unable to offer competitive products and services or maintain effective distribution channels, they will sell fewer products and services and forego potential revenue, possibly causing them to lose money. In addition, we and our partner companies may not be able to respond to the rapid technology changes in an economically efficient manner, and our partner companies may become or remain unprofitable.

Our partner companies may grow rapidly and may be unable to manage their growth.

We expect some of our partner companies to grow rapidly. Rapid growth often places considerable operational, managerial and financial strain on a business. To successfully manage rapid growth, our partner companies must, among other things:

- rapidly improve, upgrade and expand their business infrastructures;
- scale up production operations;
- develop appropriate financial reporting controls;
- attract and maintain qualified personnel; and
- maintain appropriate levels of liquidity.

If our partner companies are unable to manage their growth successfully, their ability to respond effectively to competition and to achieve or maintain profitability will be adversely affected.

Based on our business model, some or all of our partner companies will need to raise additional capital to fund their operations at any given time. We may not be able to fund some or all of such amounts, and such amounts may not be available from third parties on acceptable terms, if at all.

We cannot be certain that our partner companies will be able to obtain additional financing on favorable terms, if at all. Because our resources and our ability to raise capital are limited, we may not be able to provide our partner companies with sufficient capital resources to enable them to reach a cash flow positive position. We also may fail to accurately project the capital needs of our partner companies for purposes of our cash flow planning. If our partner companies need to but are not able to raise capital from us or other outside sources, then they may need to cease or scale back operations. In such event, our interest in any such partner company will become less valuable.

Recent economic disruptions and downturns may negatively affect our partner companies' plans and their results of operations.

Many of our partner companies are largely dependant upon outside sources of capital to fund their operations. Disruptions in the availability of capital from such sources will negatively affect the ability of such partner companies to pursue their business models and will force such companies to revise their growth and development plans accordingly. Any such changes will, in turn, affect the ability of the Company to realize the value of its capital deployments in such companies.

In addition, the downturn in the economy as well as possible governmental responses to such downturn and/or to specific situations in the economy could effect the business prospects of certain of our partner companies, including, but not limited to, in the following ways: weaknesses in the financial services industries; reduced business and/or consumer spending; and/or systematic changes in the ways the healthcare system operates in the United States.

Our partner companies are subject to independent audits and the results of such independent audits could adversely impact our partner companies.

As reported in its Form 10-K for the year ended December 31, 2008, Clarient's independent auditors have determined that there is substantial doubt about Clarient's ability to continue as a going concern. The going concern explanatory paragraph in Clarient's audit opinion could have a negative impact on:

- Clarient's ability to extend, renew or refinance its bank credit facility or to secure additional debt or equity financing in order to fund anticipated working capital needs and capital expenditures and to execute its strategy;
- Clarient's relationships with existing customers or potential new customers; and
- Clarient's stock price.

If any of such events were to occur, the value of our holdings in Clarient could be adversely impacted.

Some of our partner companies may be unable to protect their proprietary rights and may infringe on the proprietary rights of others.

Our partner companies assert various forms of intellectual property protection. Intellectual property may constitute an important part of our partner companies' assets and competitive strengths. Federal law, most typically, copyright, patent, trademark and trade secret laws, generally protects intellectual property rights. Although we expect that our partner companies will take reasonable efforts to protect the rights to their intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with the limited resources of these partner companies and the demands of quick delivery of products and services to market, create a risk that their efforts will prove inadequate to prevent misappropriation of our partner companies' technology, or third parties may develop similar technology independently.

Some of our partner companies also license intellectual property from third parties, and it is possible that they could become subject to infringement actions based upon their use of the intellectual property licensed from those third parties. Our partner companies generally obtain representations as to the origin and ownership of such licensed intellectual property; however, this may not adequately protect them. Any claims against our partner companies' proprietary rights, with or without merit, could subject our partner companies to costly litigation and the diversion of their technical and management personnel from other business concerns. If our partner companies incur costly litigation and their personnel are not effectively deployed, the expenses and losses incurred by our partner companies will increase and their profits, if any, will decrease.

Third parties have and may assert infringement or other intellectual property claims against our partner companies based on their patents or other intellectual property claims. Even though we believe our partner companies' products do not infringe any third-party's patents, they may have to pay substantial damages, possibly including treble damages, if it is ultimately determined that they do. They may have to obtain a license to sell their products if it is determined that their products infringe another person's intellectual property. Our partner companies might be prohibited from selling their products before they obtain a license, which, if available at all, may require them to pay substantial royalties. Even if infringement claims against our partner companies are without merit, defending these types of lawsuits takes significant time, may be expensive and may divert management attention from other business concerns.

Certain of our partner companies could face legal liabilities from claims made against their operations, products or work.

The manufacture and sale of certain of our partner companies' products entails an inherent risk of product liability. Certain of our partner companies maintain product liability insurance. Although none of our partner companies to date have experienced any material losses, there can be no assurance that they will be able to maintain or acquire adequate product liability insurance in the future and any product liability claim could have a material adverse effect on our partner companies' revenue and income. In addition, many of the engagements of our partner companies involve projects that are critical to the operation of their clients' businesses. If our partner companies fail to meet their contractual obligations, they could be subject to legal liability, which could adversely affect their business, operating results and financial condition. The provisions our partner companies typically include in their contracts, which are designed to limit their exposure to legal claims relating to their services and the applications they develop, may not protect our partner companies or may not be enforceable. Also, as consultants, some of our partner companies depend on their relationships with their clients and their reputation for high-quality services and integrity to retain and attract clients. As a result, claims made against our partner companies' work may damage their reputation, which in turn could impact their ability to compete for new work and negatively impact their revenue and profitability.

Our partner companies' success depends on their ability to attract and retain qualified personnel.

Our partner companies are dependent upon their ability to attract and retain senior management and key personnel, including trained technical and marketing personnel. Our partner companies also will need to continue to hire additional personnel as they expand. Some of our partner companies may have employees represented by labor unions. Although our partner companies have not been the subject of a work stoppage, any future work stoppage could have a material adverse effect on their respective operations. A shortage in the availability of the requisite qualified personnel or work stoppage would limit the ability of our partner companies to grow, to increase sales of their existing products and services, and to launch new products and services.

Government regulations and legal uncertainties may place financial burdens on the businesses of our partner companies.

Failure to comply with applicable requirements of the FDA or comparable regulation in foreign countries can result in fines, recall or seizure of products, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices and criminal prosecution. Manufacturers of pharmaceuticals and medical diagnostic devices and operators of laboratory facilities are subject to strict federal and state regulation regarding validation and the quality of manufacturing and laboratory facilities. Failure to comply with these quality regulation systems requirements could result in civil or criminal penalties or enforcement proceedings, including the recall of a product or a "cease distribution" order. The enactment of any additional laws or regulations that affect healthcare insurance policy and reimbursement (including Medicare reimbursement) could negatively affect our partner companies. If Medicare or private payors change the rates at which our partner companies or their customers are reimbursed by insurance providers for their products, such changes could adversely impact our partner companies.

Some of our partner companies are subject to significant environmental, health and safety regulation.

Some of our partner companies are subject to licensing and regulation under federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including laws and regulations relating to the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials, as well as to the safety and health of manufacturing and laboratory employees. In addition, the federal Occupational Safety and Health Administration has established extensive requirements relating to workplace safety.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our corporate headquarters and administrative offices in Wayne, Pennsylvania contain approximately 18,000 square feet of office space in one building. We currently lease our corporate headquarters under a lease with approximately 5.5 years remaining.

Clarient, our only consolidated partner company, leases approximately 78,000 square feet of office and laboratory services space under a ten-year lease with an option to extend the lease term for up to two additional five-year periods, which commenced on December 1, 2005.

Item 3. ***Legal Proceedings***

We, as well as our partner companies, are involved in various claims and legal actions arising in the ordinary course of business. While in the current opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position or results of operations, no assurance can be given as to the outcome of these lawsuits, and one or more adverse rulings could have a material adverse effect on our consolidated financial position and results of operations, or that of our partner companies. See Note 16 for a discussion of ongoing claims and legal actions.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matter was submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of 2008.

ANNEX TO PART I — EXECUTIVE OFFICERS OF THE REGISTRANT

Name	Age	Position	Executive Officer Since
Peter J. Boni	63	President, Chief Executive Officer and Director	2005
James A. Datin	46	Executive Vice President and Managing Director, Life Sciences	2005
Kevin Kemmerer	40	Executive Vice President and Managing Director, Technology	2008
Brian J. Sisko	48	Senior Vice President and General Counsel	2007
Stephen T. Zarrilli	47	Senior Vice President and Chief Financial Officer	2008

Mr. Boni joined Safeguard as President and Chief Executive Officer in August 2005. Prior to joining Safeguard, Mr. Boni was an Operating Partner for Advent International, a global private equity firm with $10 billion under management, from April 2004 to August 2005; Chairman and Chief Executive Officer of Surebridge, Inc., an applications outsourcer serving the mid-market, from March 2002 to April 2004; Managing Principal of Vested Interest LLC, a management consulting firm, from January 2001 to March 2002; and President and Chief Executive Officer of Prime Response, Inc., an enterprise applications software provider, from February 1999 to January 2001. Mr. Boni is a director of Clarient, Inc.

Mr. Datin joined Safeguard as Executive Vice President and Managing Director, Life Sciences Group in September 2005. Mr. Datin served as Chief Executive Officer of Touchpoint Solutions, Inc., a provider of software that enables customers to develop and deploy applications, content and media on multi-user interactive devices, from December 2004 to June 2005; Group President in 2004, and as Group President, International, from 2001 to 2003, of Dendrite International, a provider of sales, marketing, clinical and compliance solutions and services to global pharmaceutical and other life sciences companies; and Group Director, Corporate Business Strategy and Planning at GlaxoSmithKline, from 1999 to 2001, where he also was a member of the company's Predictive Medicine Board of Directors that evaluated acquisitions and alliances. His prior experience also includes international assignments with and identifying strategic growth opportunities for E Merck and Baxter. Mr. Datin is a director of Clarient, Inc.

Mr. Kemmerer joined Safeguard as Principal, Technology Group, in June 2004, became Senior Vice President, Technology in April 2006, Senior Vice President and Managing Director, Technology in April 2008 and Executive Vice President and Managing Director, Technology in September 2008. Mr. Kemmerer served most recently as Director of Kennet Venture Partners, a venture capital firm for which he worked from November 2000 to June 2004 and previously as Principal, Mergers and Acquisitions of Broadview International, for whom he worked from August 1997 to November 2000.

Mr. Sisko joined Safeguard as Senior Vice President and General Counsel in August 2007. Prior to joining Safeguard, Mr. Sisko served as Chief Legal Officer, Senior Vice President and General Counsel of Traffic.com (at the time, a public company), a former partner company of Safeguard that is a leading provider of accurate, real-time traffic information in the United States, from February 2006 until June 2007 (following its acquisition by NAVTEQ Corporation in March 2007); Chief Operating Officer from February 2005 to January 2006 of Halo Technology Holdings, Inc., a public holding company for enterprise software businesses (Halo Technology Holdings filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in August 2007); ran B/T Business and Technology, an advisor and strategic management consultant to a variety of public and private companies, from January 2002 to February 2005; and was a Managing Director from April 2000 to January 2002, of Katalyst, LLC, a venture capital and consulting firm. Mr. Sisko also previously served as Senior Vice President—Corporate Development and General Counsel of National Media Corporation, at the time a New York Stock Exchange-listed multi-media marketing company with operations in 70 countries, and as a partner in the corporate finance, mergers and acquisitions practice group of the Philadelphia-based law firm, Klehr, Harrison, Harvey, Branzburg & Ellers LLP.

Mr. Zarrilli joined Safeguard as Senior Vice President and Chief Financial Officer in June 2008. Prior to joining Safeguard, Mr. Zarrilli co-founded, in 2004, the Penn Valley Group, a middle-market management advisory and private equity firm, and served as a Managing Director until June 2008, and continues to serve as non-executive chairman of the Penn Valley Group. While at the Penn Valley Group, Mr. Zarrilli also served as Acting Senior Vice President, Acting Chief Administrative Officer and Acting Chief Financial Officer of Safeguard from December 2006 to June 2007. Mr. Zarrilli also served as the Chief Financial Officer, from 2001 to 2004, of Fiberlink Communications Corporation, a provider of remote access VPN solutions for large enterprises; as the Chief Executive Officer, from 2000 to 2001, of Concellera Software, Inc., a developer of content management software; as the Chief Executive Officer, from 1999 to 2000, and Chief Financial Officer, from 1994 to 1998, of US Interactive, Inc. (at the time a public company), a provider of internet strategy consulting, marketing and technology services; and, previously, with Deloitte & Touche from 1983 to 1994. Mr. Zarrilli is a director and Chairman of the Audit Committee of NutriSystem, Inc. and a director of Clarient, Inc.

PART II.

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Safeguard's common stock is listed on the New York Stock Exchange (Symbol: SFE). The high and low sale prices reported within each quarter of 2007 and 2008 are as follows:

	High	Low
Fiscal year 2007:		
First quarter	$ 3.15	$ 2.31
Second quarter	3.28	2.40
Third quarter	2.77	1.87
Fourth quarter	2.55	1.74
Fiscal year 2008:		
First quarter	$ 1.94	$ 1.31
Second quarter	1.74	1.21
Third quarter	1.52	1.07
Fourth quarter	1.26	.46

The high and low sale prices reported in the first quarter of 2009 through March 16, 2009 were $0.86 and $0.34, respectively, and the last sale price reported on March 16, 2009, was $0.40. No cash dividends have been declared in any of the years presented, and Safeguard has no present intention to declare cash dividends.

As of March 16, 2009, there were approximately 32,000 beneficial holders of Safeguard's common stock.

The following graph compares the cumulative total return on $100 invested in our common stock for the period from December 31, 2003 through December 31, 2008 with the cumulative total return on $100 invested for the same period in the Russell 2000 Index and the Dow Jones Wilshire 4500 Index. In light of the diverse nature of Safeguard's business and based on our assessment of available published industry or line-of-business indices, we determined that no single industry or line-of-business index would provide a meaningful comparison to Safeguard. Further, we did not believe that we could readily identify an appropriate group of industry peer companies for this comparison. Accordingly, under SEC rules, we selected the Dow Jones Wilshire 4500 Index, a published market index in which the median market capitalization of the included companies is similar to our own. Safeguard's common stock is included as a component of the Russell 2000 and Dow Jones Wilshire 4500 indices.

Comparison of Cumulative Total Returns



180
160
140
120
100
80
60
40
20
0
DOLLARS
12/03
12/04
12/05
12/06
12/07
12/08
Russell 2000
Dow Jones Wilshire 4500
Safeguard Scientifics, Inc.

- Assumes reinvestment of dividends. We have not distributed cash dividends during this period.
- Assumes an investment of $100 on December 31, 2003.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
November 17, 2008 (1)	35,000	$0.5880	N/A	N/A
November 21, 2008 (1)	39,000	$0.5277	N/A	N/A

(1) The purchases reported in this table were open market purchases made by an individual who may be considered an "affiliated purchaser" of the Registrant under Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

Item 6. *Selected Consolidated Financial Data*

The following table sets forth our selected consolidated financial data for the five-year period ended December 31, 2008. The selected consolidated financial data presented below should be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Consolidated Financial Statements and Notes thereto included in this report. The historical results presented herein may not be indicative of future results. During the five-year period ended December 31, 2008, certain consolidated partner companies, or components thereof, were sold. These businesses are reflected in discontinued operations through their respective disposal dates: Acsis, Inc., Alliance Consulting Group Associates, Inc. and Laureate Pharma, Inc. (May, 2008), Pacific Title & Art Studio (March 2007), Clarient's technology business (March 2007), Mantas (October 2006), Alliance Consulting's Southwest region business (July 2006), Laureate Pharma's Totowa, New Jersey operation (December 2005) and CompuCom (October 2004).

	December 31,				
	2008	2007	2006	2005	2004
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 75,051	$ 96,201	$ 60,381	$ 117,633	$ 138,332
Short-term investments	14,701	590	94,155	31,770	33,555
Restricted cash	-	-	-	1,098	561
Cash held in escrow	6,934	22,686	19,398	-	-
Working capital of continuing operations	88,400	97,184	133,643	139,877	164,092
Total assets of continuing operations	232,402	258,075	277,019	220,657	275,141
Long-term debt, net of current portion	345	906	1,939	2,073	5,440
Other long-term liabilities	9,600	9,111	9,276	12,571	10,273
Convertible senior debentures	86,000	129,000	129,000	150,000	150,000
Total shareholders' equity	104,710	153,139	211,294	164,975	201,230

Certain amounts for prior periods in the Consolidated Financial Statements have been reclassified to conform with current period presentations.

Consolidated Statements of Operations Data

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands except per share amounts)				
Revenue	$ 73,736	$ 42,995	$ 27,723	$ 11,439	$ 3,516
Operating Expenses:					
Cost of sales	33,007	26,914	19,824	10,959	5,939
Selling, general and administrative	60,744	50,783	44,924	34,172	34,752
Research and development	-	-	-	1	599
Total operating expenses	93,751	77,697	64,748	45,132	41,290
Operating loss	(20,015)	(34,702)	(37,025)	(33,693)	(37,774)
Other income (loss), net	10,275	(5,089)	5,402	7,073	38,687
Recovery (impairment) — related party	5	12	360	28	(3,400)
Interest income	3,097	7,520	6,805	4,975	2,573
Interest expense	(4,732)	(5,489)	(5,203)	(5,195)	(9,131)
Equity loss	(34,697)	(15,178)	(3,732)	(6,597)	(14,534)
Minority interest	3,264	5,749	5,721	6,895	7,685
Net loss from continuing operations before income taxes	(42,803)	(47,177)	(27,672)	(26,514)	(15,894)
Income tax benefit	26	696	1,270	-	-
Net loss from continuing operations	(42,777)	(46,481)	(26,402)	(26,514)	(15,894)
Income (loss) from discontinued operations, net of tax	(9,236)	(19,387)	71,845	(5,556)	(38,926)
Net income (loss)	$ (52,013)	$ (65,868)	$ 45,443	$ (32,070)	$ (54,820)
Basic and Diluted Income (Loss) Per Share:					
Net loss from continuing operations	$ (0.35)	$ (0.38)	$ (0.22)	$ (0.22)	$ (0.13)
Net income (loss) from discontinued operations	(0.07)	(0.16)	0.59	(0.05)	(0.33)
Net income (loss)	$ (0.42)	$ (0.54)	$ 0.37	$ (0.27)	$ (0.46)
Shares used in computing basic and diluted income (loss) per share	122,767	122,352	121,476	120,845	119,965

Certain amounts for prior periods in the Consolidated Financial Statements have been reclassified to conform with current period presentations.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Cautionary Note concerning Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about Safeguard Scientifics, Inc. ("Safeguard" or "we"), the industries in which we operate and other matters, as well as management's beliefs and assumptions and other statements regarding matters that are not historical facts. These statements include, in particular, statements about our plans, strategies and prospects. For example, when we use words such as "projects," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "should," "would," "could," "will," "opportunity," "potential" or "may," variations of such words or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Our forward-looking statements are subject to risks and uncertainties. Factors that could cause actual results to differ materially, include, among others, managing rapidly changing technologies, limited access to capital, competition, the ability to attract and retain qualified employees, the ability to execute our strategy, the uncertainty of the future performance of our partner companies, acquisitions and dispositions of companies, the inability to manage growth, compliance with government regulation and legal liabilities, additional financing requirements, labor disputes and the effect of economic conditions in the business sectors in which our partner companies operate, all of which are discussed in Item 1A. "Risk Factors." Many of these factors are beyond our ability to predict or control. In addition, as a result of these and other factors, our past financial performance should not be relied on as an indication of future performance. All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this report might not occur.

Overview

Safeguard's charter is to build value in growth-stage technology and life sciences businesses. We provide capital as well as a range of strategic, operational and management resources to our partner companies. Safeguard participates in expansion financings, corporate spin-outs, management buy-outs, recapitalizations, industry consolidations and early-stage financings. Our vision is to be the preferred catalyst for creating great technology and life sciences companies.

We strive to create long-term value for our shareholders by building value in our partner companies. We help our partner companies in their efforts to increase market penetration, grow revenue and improve cash flow in order to create long-term value. We concentrate on companies that operate in two categories:

Technology — including companies focused on providing software as a service (SaaS), technology-enabled services and vertical software solutions for the financial services sector, internet-based businesses, healthcare information technology; and

Life Sciences — including companies focused on molecular and point-of-care diagnostics, medical devices and regenerative medicine/specialty pharmaceuticals.

Principles of Accounting for Ownership Interests in Partner Companies

We account for our interests in our partner companies and private equity funds using three methods: consolidation, equity or cost. The accounting method applied is generally determined by the degree of our influence over the entity, primarily determined by on our voting interest in the entity.

Consolidation Method. We account for our partner companies in which we directly or indirectly own more than 50% of the outstanding voting securities using the consolidation method of accounting. We reflect the participation of other partner company stockholders in the income or losses of our consolidated partner companies as Minority Interest in the Consolidated Statements of Operations. Minority interest adjusts our consolidated operating results to reflect only our share of the earnings or losses of the consolidated partner companies. If there is no minority interest balance remaining on the Consolidated Balance Sheets related to the respective partner company, we record 100% of the consolidated partner company's losses; we record 100% of subsequent earnings of the partner company to the extent of such previously recognized losses in excess of our proportionate share.

Equity Method. We account for partner companies whose results are not consolidated, but over whom we exercise significant influence, using the equity method of accounting. We also account for our interests in some private equity funds under the equity method of accounting, depending on our respective general and limited partner interests. Under the equity method of accounting, our share of the income or loss of the company is reflected in Equity Loss in the Consolidated Statements of Operations. We report our share of the income or loss of the equity method partner companies on a one quarter lag.

When the carrying value of our holding in an equity method partner company is reduced to zero, no further losses are recorded in our Consolidated Statements of Operations unless we have outstanding guarantee obligations or have committed additional funding to the equity method partner company. When the equity method partner company subsequently reports income, we will not record our share of such income until it equals the amount of our share of losses not previously recognized.

Cost Method. We account for partner companies which are not consolidated or accounted for under the equity method using the cost method of accounting. Under the cost method, our share of the income or losses of such partner companies is not included in our Consolidated Statements of Operations. However, the effect of the change in market value of cost method partner company holdings classified as trading securities is reflected in Other income (loss), net in the Consolidated Statements of Operations.

Critical Accounting Policies and Estimates

Accounting policies, methods and estimates are an integral part of the Consolidated Financial Statements prepared by management and are based upon management's current judgments. These judgments are normally based on knowledge and experience with regard to past and current events and assumptions about future events. Certain accounting policies, methods and estimates are particularly important because of their significance to the financial statements and because of the possibility that future events affecting them may differ from management's current judgments. While there are a number of accounting policies, methods and estimates affecting our financial statements as described in Note 1 to our Consolidated Financial Statements, areas that are particularly significant include the following:

- Revenue recognition;
- Allowance for doubtful accounts and bad debt expense;
- Impairment of long-lived assets;
- Goodwill impairment;
- Impairment of ownership interests in and advances to companies;
- Income taxes;
- Commitments and contingencies; and
- Stock-based compensation.

Revenue Recognition

During 2008, 2007 and 2006, our revenue from continuing operations was attributable to Clarient.

Revenue for Clarient's diagnostic testing and interpretive services is recognized at the time of completion of such services. Clarient's services are billed to various payors, including Medicare, health insurance companies and other directly billed healthcare institutions and patients. Clarient reports revenue from contracted payors, including certain health insurance companies and healthcare institutions, based on the contracted rate or, in certain instances, Clarient's estimate of such rate. For billings to Medicare, Clarient utilizes the published fee schedules, net of standard discounts commonly referred to as "contractual allowances" . Clarient reports revenue from non-contracted payors, including certain insurance companies and patients, based on the amount expected to be collected for services provided. Adjustments resulting from actual collections compared to Clarient's estimates are recognized in the period realized.

Allowance for Doubtful Accounts and Bad Debt Expense

An allowance for doubtful accounts is recorded for estimated uncollectible amounts due from various payor groups such as Medicare and private health insurance companies. The process for estimating the allowance for doubtful accounts associated with Clarient's diagnostic services involves significant assumptions and judgments. Specifically, the allowance for doubtful accounts is adjusted periodically, based upon an evaluation of historical collection experience. Clarient also reviews the age of receivables by payor class to assess its allowance at each period end. The payment realization cycle for certain governmental and managed care payors can be lengthy, involving denial, appeal and adjudication processes, and is subject to periodic adjustments that may be significant. Accounts receivable are periodically written off when identified as uncollectible and deducted from the allowance for doubtful accounts after appropriate collection efforts have been exhausted. Additions to the allowance for doubtful accounts are charged to bad debt expense with Selling, general and administrative expense in the Consolidated Statements of Operations.

Impairment of Long-Lived Assets

We test long-lived assets, including property and equipment and amortizable intangible assets, for recoverability whenever events or changes in circumstances indicate that we may not be able to recover the asset's carrying amount. We evaluate the recoverability of an asset by comparing its carrying amount to the undiscounted cash flows expected to result from the use and eventual disposition of that asset. If the undiscounted cash flows are not sufficient to recover the carrying amount, we measure any impairment loss as the excess of the carrying amount of the asset over its fair value.

The carrying value of net property and equipment at December 31, 2008 was $12.4 million.

Impairment of Goodwill

We conduct an annual review for impairment of goodwill as of December 1st and as otherwise required by circumstances or events. Additionally, on an interim basis, we assess the impairment of goodwill whenever events or changes in circumstances would more likely than not reduce the fair value of a reporting unit below its carrying amount. Factors that we consider important which could trigger an impairment review include significant underperformance relative to historical or expected future operating results, significant changes in the manner or use of the acquired assets or the strategy for the overall business, significant negative industry or economic trends, or a decline in a company's stock price for a sustained period.

We test for impairment at a "reporting unit" level (which for us is the same as an operating segment). If we determine that the fair value of a reporting unit is less than its carrying value, we assess whether goodwill of the reporting unit is impaired. To determine fair value, we use a number of valuation methods including quoted market prices, discounted cash flows, valuations of comparable public companies and valuations of acquisitions of comparable companies. Depending on the complexity of the valuation and the significance of the carrying value of the goodwill to the Consolidated Financial Statements, we may engage an outside valuation firm to assist us in determining fair value. As an overall check on the reasonableness of the fair values attributed to our reporting units, we will consider comparing the aggregate fair values for all reporting units with our average total market capitalization for a reasonable period of time.

The carrying value of goodwill at December 31, 2008 was $12.7 million and relates entirely to our Clarient segment. Based on quoted market prices of Clarient's common stock, the fair value of our holdings in Clarient exceeds its carrying value, inclusive of goodwill.

Our partner companies operate in industries which are rapidly evolving and extremely competitive. It is reasonably possible that our accounting estimates with respect to the ultimate recoverability of the carrying value of goodwill could change in the near term and that the effect of such changes on our Consolidated Financial Statements could be material. While we believe that the current recorded carrying value of our goodwill is not impaired, there can be no assurance that a significant write-down or write-off will not be required in the future.

Impairment of Ownership Interests In and Advances to Companies

On a periodic basis (but no less frequently than at the end of each quarter) we evaluate the carrying value of our equity and cost method partner companies for possible impairment based on achievement of business plan objectives and milestones, the financial condition and prospects of the company, market conditions, and other relevant factors. The business plan objectives and milestones we consider include, among others, those related to financial performance, such as achievement of planned financial results or completion of capital raising activities, and those that are not primarily financial in nature, such as hiring of key employees or the establishment of strategic relationships. We then determine whether there has been an other than temporary decline in the value of our ownership interest in the company. Impairment to be recognized is measured as the amount by which the carrying value of an asset exceeds its fair value.

The fair value of privately held partner companies is generally determined based on the value at which independent third parties have invested or have committed to invest in these companies or based on other valuation methods, including discounted cash flows, valuations of comparable public companies and valuations of acquisitions of comparable companies. The fair value of our ownership interests in private equity funds is generally determined based on the value of our pro rata portion of the funds' net assets and estimated future proceeds from sales of investments provided by the funds' managers.

The new carrying value of a partner company is not increased if circumstances suggest the value of the partner company has subsequently recovered.

Our partner companies operate in industries which are rapidly evolving and extremely competitive. It is reasonably possible that our accounting estimates with respect to the ultimate recoverability of the carrying value of ownership interests in and advances to companies could change in the near term and that the effect of such changes on our Consolidated Financial Statements could be material. While we believe that the current recorded carrying values of our equity and cost method companies are not impaired, there can be no assurance that our future results will confirm this assessment or that a significant write-down or write-off will not be required in the future.

Total impairment charges related to ownership interests in and advances to our equity and cost method partner companies were as follows:

Accounting Method	Year Ended December 31, 2008	2007	2006
	(In millions)		
Equity	$ 6.6	$ -	$ -
Cost	2.3	5.3	-
Total	$ 8.9	$ 5.3	$ -

Impairment charges related to equity method partner companies are included in Equity loss in the Consolidated Statements of Operations. Impairment charges related to cost method partner companies are included in Other income, net in the Consolidated Statements of Operations.

Income Taxes

We are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our Consolidated Balance Sheets. We must assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent that we believe recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance in a period, we must include an expense within the tax provision in the Consolidated Statements of Operations. We have recorded a valuation allowance to reduce our deferred tax assets to an amount that is more likely than not to be realized in future years. If we determine in the future that it is more likely than not that the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed.

Commitments and Contingencies

From time to time, we are a defendant or plaintiff in various legal actions which arise in the normal course of business. Additionally, we have received distributions as both a general partner and a limited partner from certain private equity funds. In certain circumstances, we may be required to return a portion or all the distributions we received as a general partner of a fund for a further distribution to such fund's limited partners (the "clawback"). We are also a guarantor of various third-party obligations and commitments and are subject to the possibility of various loss contingencies arising in the ordinary course of business (See Note 17). We are required to assess the likelihood of any adverse outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of provision required for these commitments and contingencies, if any, which would be charged to earnings, is made after careful analysis of each matter. The provision may change in the future due to new developments or changes in circumstances. Changes in the provision could increase or decrease our earnings in the period the changes are made.

Stock-Based Compensation

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," prior to January 1, 2006, we accounted for employee stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, we recorded no compensation expense for stock options issued to employees at fair market value.

On January 1, 2006, we adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). We measure all employee stock-based compensation awards using a fair value method and record such expense in our consolidated financial statements. We adopted SFAS No. 123(R) using the modified prospective method. Accordingly, we have not restated prior period amounts. Under this application, we are required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

We estimate the grant date fair value of stock options using the Black-Scholes option-pricing model which requires the input of highly subjective assumptions. These assumptions include estimating the expected term of the award and the estimated volatility of our stock price over the expected term. Changes in these assumptions and in the estimated forfeitures of stock option awards can materially affect the amount of stock-based compensation recognized in the Consolidated Statements of Operations. The requisite service periods for market-based stock option awards are based on our estimate of the dates on which the market conditions will be met as determined using a Monte Carlo simulation model. Changes in the derived requisite service period or achievement of market capitalization targets earlier than estimated can materially affect the amount of stock-based compensation recognized in the Consolidated Statements of Operations. The requisite service periods for performance-based awards are based on our best estimate of when the performance conditions will be met. Compensation expense is recognized for performance-based awards for which the performance condition is considered probable of achievement. Changes in the requisite service period or the estimated probability of achievement of performance conditions can materially affect the amount of stock-based compensation recognized in the Consolidated Statements of Operations.

Results of Operations

During the third quarter 2008, we increased our ownership interest in Authentium to the 20.0% threshold at which we believe we exercise significant influence. Accordingly, we adopted the equity method of accounting for our holdings in Authentium. We have adjusted the financial statements for prior periods contained in this Form 10-K to retrospectively apply the equity method of accounting for our holdings in Authentium since the initial date of acquisition in April 2006.

On May 6, 2008, we consummated a transaction (the "Bundle Transaction') pursuant to which we sold all of our equity and debt interests in Acsis, Inc. ("Acsis"), Alliance Consulting Group Associates, Inc. ("Alliance Consulting"), Laureate Pharma, Inc. ("Laureate Pharma"), ProModel Corporation ("ProModel") and Neuronyx, Inc. ("Neuronyx") (collectively, the "Bundle Companies"). Of the companies included in the Bundle Transaction, Acsis, Alliance Consulting and Laureate Pharma were majority-owned partner companies; Neuronyx and ProModel were minority-owned partner companies. We have presented the results of operations of Acsis, Alliance Consulting and Laureate Pharma as discontinued operations for all periods presented.

We present Clarient, our publicly traded consolidated partner company, as a separate segment. The results of operations of our other partner companies in which we have less than a majority interest are reported in our Life Sciences and Technology segments. The Life Sciences and Technology segments also include the gain or loss on the sale of respective partner companies, except for gains and losses included in discontinued operations.

Our management evaluates the Clarient segment's performance based on revenue, operating income (loss) and income (loss) before income taxes, which reflects the portion of income (loss) allocated to minority shareholders. Our management evaluates the Life Sciences and Technology segments' performance based on equity income (loss) which is based on the number of partner companies accounted for under the equity method, our voting ownership percentage in these partner companies and the net results of operations of these partner companies and Other income or loss associated with cost method partner companies.

Other items include certain expenses, which are not identifiable to the operations of our operating business segments. Other items primarily consist of general and administrative expenses related to corporate operations, including employee compensation, insurance and professional fees, interest income, interest expense, other income (loss) and equity income (loss) related to private equity holdings. Other Items also include income taxes, which are reviewed by management independent of segment results.

The following tables reflect our consolidated operating data by reportable segment. Segment results include the results of Clarient, our consolidated partner company, and our share of income or losses for entities accounted for under the equity method, when applicable. Segment results also include impairment charges and gains or losses related to the disposition of partner companies, except for those reported in discontinued operations. All significant inter-segment activity has been eliminated in consolidation. Accordingly, segment results reported by us exclude the effect of transactions between us and our consolidated partner company. Our operating results, including net income (loss) before income taxes by segment, were as follows:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Clarient	$ 805	$ (7,379)	$ (7,481)
Life Sciences	(23,858)	(15,229)	(2,456)
Technology	(12,947)	(5,249)	(863)
Total segments	(36,000)	(27,857)	(10,800)
Other items:			
Corporate operations	(6,803)	(19,320)	(16,872)
Income tax benefit	26	696	1,270
Total other items	(6,777)	(18,624)	(15,602)
Net loss from continuing operations	(42,777)	(46,481)	(26,402)
Income (loss) from discontinued operations, net of tax	(9,236)	(19,387)	71,845
Net income (loss)	$ (52,013)	$ (65,868)	$ 45,443

There is intense competition in the markets in which our partner companies operate, and we expect competition to intensify in the future. Additionally, the markets in which these companies operate are characterized by rapidly changing technology, evolving industry standards, frequent introduction of new products and services, shifting distribution channels, evolving government regulation, frequently changing intellectual property landscapes and changing customer demands. Their future success depends on each company's ability to execute its business plan and to adapt to its respective rapidly changing markets.

Clarient

The financial information presented below does not include the results of operations of Clarient's technology business, which is included in discontinued operations for all periods presented. Clarient sold this business (which developed, manufactured and marketed the ACIS Automated Image Analysis System) and related intellectual property to Carl Zeiss MicroImaging, Inc. (the "ACIS Sale") for cash proceeds of $11.0 million, excluding contingent purchase price of $1.5 million. In 2007 and 2006, prior to its sale in February 2007, the technology business generated revenue of $0.8 million and $5.7 million, and net loss from operations of $0.6 million and $8.7 million, respectively.

See Note 19 for a discussion of certain current and prior year adjustments of expense classifications between Selling, general and administrative expense and Cost of sales.

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Revenue	$ 73,736	$ 42,995	$ 27,723
Operating expenses:			
Cost of sales	33,007	26,914	19,824
Selling, general and administrative	42,329	28,000	20,578
Total operating expenses	75,336	54,914	40,402
Operating loss	(1,600)	(11,919)	(12,679)
Other loss	-	-	(39)
Interest, net	(859)	(1,209)	(484)
Minority interest	3,264	5,749	5,721
Net income (loss) from continuing operations before income taxes	$ 805	$ (7,379)	$ (7,481)

Clarient operates primarily in one business, the delivery of critical oncology testing services to community pathologists, biopharmaceutical companies and other researchers.

As of December 31, 2008, we owned a 60.4% voting interest in Clarient.

Year Ended December 31, 2008 versus December 31, 2007

Revenue. Revenue of $73.7 million for the year ended December 31, 2008 increased 71.5% or $30.7 million from $43.0 million in the prior year. The increased revenue resulted from increased volume and favorable mix of oncology diagnostic services provided to Clarient's existing clients and the addition of new clients. Clarient's client base increased to approximately 900 active clients at December 31, 2008, from approximately 675 active clients at December 31, 2007.

During the first quarter of 2008 Clarient expanded the breadth of its diagnostic services to include cancer markers for tumors of the colon, prostate, and lung. Clarient expects to steadily increase its menu of oncology diagnostic services to include markers for additional tumor types and to deepen its market penetration for the diagnostic services that it currently provides. A number of recently published clinical findings have promoted the use of certain biomarkers to predict patient response to a class of colorectal cancer drugs that are focused on blocking the epidermal growth factor receptor (EGFR) signaling pathway. Clarient's ability to perform tests such as K-ras (a newly emerging biomarker) to outline alterations in this major pathway are therefore becoming a more recognized tool in the medical community for predicting an individual's response to drug therapies for colorectal cancers.

Clarient has also steadily increased the depth of its diagnostic services for certain cancer types that Clarient has previously provided, including lymphoma/leukemia. Clarient's expanding capabilities in IHC, flow cytometry, FISH and molecular/PCR, and its marketing of such capabilities, has enabled its revenue growth in the year ended December 31, 2008 as compared to the prior year. Clarient anticipates that its revenue will continue to increase as Clarient further executes its operational strategy of expanding the breadth and depth of its oncology diagnostic services, and the means by which its services are marketed and delivered to its customers.

Another contributor to its revenue growth has been an overall increase in Medicare reimbursement rates which include cancer diagnostic services, effective January 1, 2008. In addition, many of Clarient's third-party contract rates are based upon Medicare rates, which consequently, also increased. In July 2008, the Medicare rate increase for Technical CPT codes under the Physician Fee Schedule that retroactively took effect as of January 1, 2008 was extended eighteen months through December 31, 2009. Effective January 1, 2009, numerous other CPT codes under the Physician Fee Schedule and Clinical Fee Schedule for services Clarient performs generally increased through December 31, 2009.

Cost of Sales. Cost of sales for the year ended December 31, 2008 was $33.0 million compared to $26.9 million in the prior year, an increase of 22.6%. The $6.1 million increase was driven by an overall increase in revenue, and was primarily related to: additional laboratory personnel costs of $2.1 million, increased laboratory reagents and other supplies expense of $1.4 million, increased allocated facilities expense of $0.4 million, increased cost of tests performed on its behalf by other laboratories of $1.7 million and an increase in shipping expense of $1.2 million.

Gross margin for the year ended December 31, 2008 was 55.2% compared to 37.4% in the prior year. The increase in gross margin was primarily driven by an overall increase in revenue, including higher value oncology diagnostic services. In addition, employee productivity continues to improve based on Clarient's metrics of specimens prepared and tested by month per full-time equivalent employee. Clarient has also realized greater economies of scale in operations through its business growth as compared to the prior year.

Clarient anticipates that gross margins will improve as its testing volume increases, Clarient more effectively utilizes its operating capacity, and more efficiently manages its operations. If the adjusted Medicare reimbursement rates (effective January 1, 2009) are decreased after December 31, 2009, gross margins could be adversely affected.

Selling, General and Administrative Expenses. Selling, general and administrative expenses of $42.3 million for the year ended December 31, 2008 increased 51.2%, or $14.3 million, from $28.0 million for the prior year. The increase was primarily related to a $8.6 million increase in bad debt expense, additional administrative personnel costs of $2.6 million to support its business growth and new in house billing and collection department, additional sales and marketing personnel costs of $1.7 million, a $0.3 million increase in travel-related expenses and a $0.2 million increase in tradeshow and advertising expenses, partially offset by a $1.0 million decrease in third-party billing and collection fees. Accounting and legal fees increased by $0.8 million and $0.6 million, respectively. The increase in accounting fees was primarily associated with the testing of internal controls over financial reporting. The increase in legal fees was primarily associated with SEC compliance corporate governance, financing arrangements and executive compensation.

The increase in bad debt expense is primarily related to Clarient's increase in revenue as compared to the prior year and the impact on cash collections of delays in Clarient's internal billing and collection efforts. Bad debt expense was also impacted by higher loss experience, including significant uncollectible accounts identified during the second half of 2008 which were previously serviced by Clarient's former third-party billing and collection service provider. Clarient expects that bad debt expense as a percentage of revenue in 2009 will be less as compared to 2008 as Clarient further staffs its in house billing and collection department, more effectively manages its billing and collection function and improves the quality of its billing and collection processes.

Interest, net. Interest expense in 2008 was $0.9 million, compared to $1.2 million in 2007. The decrease was due to lower outstanding borrowings under Clarient's third party financing facilities.

Net Income (Loss). Net income in 2008 was $0.8 million compared to a net loss of $7.4 million in 2007. The improvement was primarily attributable to higher margins from increased revenue.

Year ended December 31, 2007 versus year ended December 31, 2006

Revenue. Revenue increased 55.1% or $15.3 million from $27.7 million for the year ended December 31, 2006 to $43.0 million for the year ended December 31, 2007. The increase resulted from the execution of Clarient's marketing and sales strategy which resulted in increased sales to new and existing customers.

Cost of Sales. Cost of sales for the year ended December 31, 2007 was $26.9 million compared to $19.8 million for the year ended December 31, 2006, an increase of 35.8%, driven by a 55.1% increase in revenue. Gross margin was 37.4% in 2007 compared to 28.5% in 2006. The increase in gross margin in 2007 was attributable to a 55.1% increase in revenue and a shift to more profitable types of diagnostic services.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2007 were $28.0 million compared to $20.6 million in the prior year, an increase of $7.4 million or 36.1%. The increase is primarily attributable to a $3.0 million increase in bad debt expense, $1.5 million increase in administrative personnel expenses, $0.9 million of non-capitalizable information technology expenses, $0.8 million increase in sales commissions and an increase of $0.6 million in depreciation, facilities and lease expense.

Interest, net. Interest expense in 2007 was $1.2 million, compared to $0.5 million in 2006. The increase was due to higher outstanding borrowings under Clarient's third party financing facilities.

Net Loss. Net loss decreased $0.1 million, or 1.4% in 2007 as compared to 2006. The decline in net loss was primarily attributable to higher margins from increased revenue.

Life Sciences

The following partner companies were included in Life Sciences during the year ended December 31, 2008:

Partner Company	Safeguard Ownership as of December 31, 2008	Accounting Method
Advanced BioHealing	28.3%	Equity Method
Alverix	50.0%	Equity Method
Avid	13.9%	Cost Method
Cellumen	40.6%	Equity Method
Garnet	31.2%	Equity Method
Molecular Biometrics	37.8%	Equity Method
NuPathe	23.5%	Equity Method
Rubicor	44.6%	Equity Method
Tengion	4.5%	Cost Method

The following partner companies were included in Life Sciences during the year ended December 31, 2007:

Partner Company	Safeguard Ownership as of December 31, 2007	Accounting Method
Advanced BioHealing	28.3%	Equity Method
Alverix	50.0%	Equity Method
Avid	14.2%	Cost Method
Cellumen	40.3%	Equity Method
Neuronyx	6.8%	Cost Method
NuPathe	26.2%	Equity Method
Rubicor	35.7%	Equity Method

The following partner companies were included in Life Sciences during the year ended December 31, 2006:

Partner Company	Safeguard Ownership as of December 31, 2006	Accounting Method
Neuronyx	7.0%	Cost Method
NuPathe	21.3%	Equity Method
Rubicor	35.8%	Equity Method
Ventaira Pharmaceuticals	12.8%	Cost Method

Results for the Life Sciences segment were as follows:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Equity loss	$ (23,858)	$ (9,898)	$ (2,456)
Other loss	-	(5,331)	-
Net loss before income taxes	$ (23,858)	$ (15,229)	$ (2,456)

Equity Loss. Equity loss fluctuates with the number of Life Sciences partner companies accounted for under the equity method, our voting ownership percentage in these partner companies and the net results of operations of these partner companies. We recognize our share of losses to the extent we have cost basis in the equity partner company or we have outstanding commitments or guarantees. Certain amounts recorded to reflect our share of the income or losses of our partner companies accounted for under the equity method are based on estimates and on unaudited results of operations of those partner companies and may require adjustments in the future when audits of these entities are made final. We report our share of the results of our equity method partner companies on a one quarter lag basis.

Year ended December 31, 2008 versus year ended December 31, 2007

Equity loss for Life Sciences increased $12.5 million for the year ended December 31, 2008 compared to the prior year. Included in equity loss for the year ended December 31, 2008 was an impairment charge of $4.0 for Rubicor, which effectively halted operations in 2008 as a result of not being able to attract sufficient capital to continue operations, and expense of $2.3 million associated with acquired in-process research and development related to our acquisition of a 37% interest in Molecular Biometrics. In addition, we recognized a $1.3 million charge in the fourth quarter of 2008 related to an in-process research and development charge recorded by NuPathe. The increase in equity loss was also due to an increase in the number of equity method partner companies, each of which generated losses, and larger losses incurred at certain partner companies. Other loss for the year ended December 31, 2007 reflected an impairment charge for Ventaira Pharmaceuticals.

Year ended December 31, 2007 versus year ended December 31, 2006

Equity loss for Life Sciences increased $7.4 million for the year ended December 31, 2007 compared to the prior year. The increase in equity loss was primarily due to an increase in the number of equity method partner companies, each of which generated losses, and larger losses incurred at certain partner companies. Included in equity loss in 2007 were in-process research and development charges of $0.2 million and $0.2 million related to the allocations of purchase price of NuPathe and Cellumen, respectively. Included in equity loss in 2006 were in-process research and development charges of $1.0 million and $0.6 million related to the allocations of purchase price of NuPathe and Rubicor, respectively. Other loss for year ended December 31, 2007 reflects an impairment charge for Ventaira Pharmaceuticals.

Technology

The following partner companies were included in Technology during the year ended December 31, 2008:

Partner Company	Safeguard Ownership as of December 31, 2008	Accounting Method
Advantedge Healthcare Solutions	37.7%	Equity Method
Authentium	20.0%	Equity Method (1)
Beyond.com	37.1%	Equity Method
Bridgevine	20.8%	Equity Method
GENBAND	2.3%	Cost Method
Kadoo	14.0%	Cost Method
Portico Systems	46.8%	Equity Method
Swaptree	29.3%	Equity Method

The following partner companies were included in Technology during the year ended December 31, 2007:

Partner Company	Safeguard Ownership as of December 31, 2007	Accounting Method
Advantedge Healthcare Solutions	35.2%	Equity Method
Authentium	19.9%	Equity Method (1)
Beyond.com	37.1%	Equity Method
Bridgevine	20.9%	Equity Method
Kadoo	14.0%	Cost Method
NexTone (now GENBAND)	16.5%	Cost Method
Portico Systems	46.9%	Equity Method
ProModel Corporation	49.7%	Equity Method

The following partner companies were included in Technology during the year ended December 31, 2006:

Partner Company	Safeguard Ownership as of December 31, 2006	Accounting Method
Advantedge Healthcare Solutions	32.2%	Equity Method
Authentium	12.4%	Equity Method (1)
NexTone (now GENBAND)	16.5%	Cost Method
Portico Systems	46.9%	Equity Method
ProModel Corporation	49.7%	Equity Method

(1) During 2008, we increased our ownership interest in Authentium to the 20.0% threshold at which we believe we exercise significant influence. Accordingly, we adopted the equity method of accounting for our holdings in Authentium. We have adjusted the financial statements for all prior periods presented to retrospectively apply the equity method of accounting for our holdings in Authentium since the initial date of acquisition in April 2006.

Results for the Technology segment were as follows:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Equity loss	$ (10,696)	$ (5,249)	$ (863)
Other loss	(2,251)	-	-
Net loss before income taxes	$ (12,947)	$ (5,249)	$ (863)

Equity Loss. Equity loss fluctuates with the number of Technology partner companies accounted for under the equity method, our voting ownership percentage in these partner companies and the net results of operations of these partner companies. We recognize our share of losses to the extent we have cost basis in the equity partner company or we have outstanding commitments or guarantees. Certain amounts recorded to reflect our share of the income or losses of our partner companies accounted for under the equity method are based on estimates and on unaudited results of operations of those partner companies and may require adjustments in the future when audits of these entities are made final. We report our share of the results of our equity method partner companies on a one quarter lag.

Year ended December 31, 2008 versus year ended December 31, 2007

Equity loss for Technology increased $5.4 million for the year ended December 31, 2008 compared to the prior year. The increase was due principally to larger losses incurred at certain partner companies and an impairment charge of $2.6 million related to our holdings in Authentium. Other loss for the year ended December 31, 2008 reflects a $2.3 million impairment charge for Kadoo.

Year ended December 31, 2007 versus year ended December 31, 2006

Equity loss for Technology increased $4.4 million for the year ended December 31, 2007 compared to the prior year. The increase was due to an increase in the number of equity method partner companies, each of which generated losses, and larger losses incurred at certain partner companies.

Corporate Operations

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
General and administrative	$ (16,511)	$ (19,058)	$ (20,112)
Stock-based compensation	(1,738)	(3,530)	(4,037)
Depreciation	(166)	(195)	(197)
Interest income	3,076	7,460	6,703
Interest expense	(3,852)	(4,220)	(4,617)
Recovery (impairment) — related party	5	12	360
Other income, net	12,526	242	5,441
Equity loss	(143)	(31)	(413)
	$ (6,803)	$ (19,320)	$ (16,872)

General and Administrative. Our general and administrative expenses consist primarily of employee compensation, insurance, outside services such as legal, accounting and consulting, and travel-related costs.

General and administrative expenses decreased $2.5 million in 2008 as compared to 2007. The decrease is largely attributable to a $1.7 million decrease in employee costs, a $2.2 million decrease in professional fees and a $0.2 million decrease in insurance costs offset by an increase in severance costs of $1.5 million due to an increase in the actuarial liability for amounts payable to our former Chairman and CEO under an ongoing agreement. General and administrative expenses decreased $1.1 million in 2007 as compared to 2006. The decrease was primarily related to reduced severance charges of $1.0 million in 2007 as compared to 2006, partially offset by a $0.4 million increase in employee costs and a $0.5 million increase in professional fees in 2007 as compared to 2006. We expect corporate general and administrative expenses to decline slightly in 2009.

Stock-Based Compensation. Stock-based compensation consists primarily of expense related to grants of stock options, restricted stock and deferred stock units to our employees.

The $1.8 million decrease in 2008 as compared to 2007 relates to stock option forfeitures during 2008 and higher expense in the prior year period due to the acceleration of stock-based compensation expense related to the market-based stock options. The decrease of $0.5 million for 2007 as compared to 2006 was attributable primarily to higher expense in 2006 due to vesting of market-based awards and due to the acceleration of vesting for certain service-based awards in 2006. Stock-based compensation expense related to market-based awards was $0.4 million, $1.7 million and $1.9 million in 2008, 2007 and 2006, respectively. Stock-based compensation expense related to service-based awards was $1.1 million, $1.8 million and $1.9 million in 2008, 2007 and 2006, respectively. Stock-based compensation expense related to corporate operations is included in Selling, general and administrative expenses in the Consolidated Statements of Operations.

Interest Income. Interest income includes all interest earned on cash and marketable security balances.

Interest income decreased $4.4 million in 2008 as compared to the prior year due to a decrease in interest rates and a decrease in average invested cash balances. Interest income increased $0.8 million in 2007 as compared to 2006 due to higher invested cash balances in 2007 as compared to 2006, partially offset by declining interest rates.

Interest Expense. Interest expense is primarily related to our 2024 Debentures.

Interest expense decreased $0.4 million in 2008 as compared to 2007. The decline was attributable to the repurchase of $43 million in face value of the 2024 Debentures in 2008. Interest expense decreased $0.4 million in 2007 as compared to 2006. The decline was attributable to the repurchase of $21 million in face value of the 2024 Debentures in 2006.

Recovery (Impairment) — Related Party. In May 2001, we entered into a loan agreement with Mr. Musser, our former CEO, and in December 2006, we restructured the obligation so that we could obtain new collateral. The excess of cash received from the sale of collateral over our carrying value of the loan was reflected as Recovery – related party in the Consolidated Statements of Operations. Future cash receipts in excess of the carrying value of the note will be recognized as Recovery – related party. The carrying value of the loan at December 31, 2008 was zero.

Other Income, Net. Other income, net in 2008 included a net gain of $9.0 million on the repurchase of $43 million in face value of the 2024 Debentures, a $2.5 million net gain on the sale of companies, including the receipt of escrowed funds from a legacy asset and $1.0 gain on distributions from private equity funds. Included in 2006 was a net gain of $4.3 million on the repurchase of $21 million in face value of the 2024 Debentures.

Income Tax (Expense) Benefit

Our consolidated net income tax benefit for 2008, 2007 and 2006 was $0.0 million, $0.7 million and $1.3 million, respectively. We recognized a $0.0 million, $0.7 million and $1.3 million tax benefit in 2008, 2007 and 2006, respectively, related to uncertain tax positions for which the statute of limitations expired during the respective period in the applicable tax jurisdictions. We have recorded a valuation allowance to reduce our net deferred tax asset to an amount that is more likely than not to be realized in future years. Accordingly, the net operating loss benefit that would have been recognized in 2008, 2007 and 2006 was offset by a valuation allowance.

Discontinued Operations

The following are reported in discontinued operations for all periods through their respective sale date.

In May 2008, we sold all of our equity and debt interests in Acsis, Alliance Consulting, Laureate Pharma, ProModel and Neuronyx. The gross proceeds from the Bundle Transaction were $74.5 million, of which $6.4 million is being held in escrow through April 2009. In the first quarter of 2008, we recognized an impairment loss of $3.6 million to write down the aggregate carrying value of the Bundle Companies to the total anticipated proceeds, less estimated costs to complete the Bundle Transaction. In the second quarter of 2008, prior to the completion of the Bundle Transaction, we recorded a net loss of $1.6 million in discontinued operations related to the operations of Acsis, Alliance Consulting and Laureate Pharma. In the second quarter of 2008 we recorded a charge of $0.9 million in discontinued operations to accrue for severance payments due to the former CEO of Alliance Consulting in connection with the Bundle Transaction and recorded a pre-tax gain on disposal of $1.4 million which is also recorded in discontinued operations.

In March 2007, we sold Pacific Title & Art Studio for net cash proceeds of approximately $21.9 million, including $2.3 million held in escrow. As a result of the sale, we recorded a pre-tax gain of $2.7 million in 2007. During 2008, we recorded charges totaling $2.7 million related to additional compensation paid to the former CEO of Pacific Title & Art Studio in connection with the March 2007sale and related legal fees.

In March 2007, Clarient sold its technology business (which developed, manufactured and marketed the ACIS Automated Image Analysis System) and related intellectual property to Carl Zeiss MicroImaging, Inc. for cash proceeds of $11.0 million (excluding $1.5 million in contingent purchase price). As a result of the sale, Clarient recorded a pre-tax gain of $3.5 million in 2007. Goodwill of $2.1 million related to the technology business was included in discontinued operations.

In October 2006, we completed the sale of our interest in Mantas for net proceeds of $112.8 million, including $19.3 million held in escrow, to i-flex® solutions, ltd., an affiliate of Oracle Corporation. As a result of the sale, we recorded a gain of $83.9 million in 2006. Mantas sold its telecommunications business and certain related assets and liabilities in the first quarter of 2006 for $2.1 million in cash. As a result of the sale, Mantas recorded a gain of $1.9 million in the first quarter of 2006 which is also reported in discontinued operations.

Alliance Consulting completed the sale of its Southwest region business in May 2006 for proceeds of $4.5 million, including cash of $3.0 million and stock of the acquirer valued at $1.5 million, which was subsequently sold. As a result of the sale, Alliance Consulting recorded a gain of $1.6 million in 2006.

The loss from discontinued operations in 2008 of $9.2 million was primarily attributable to operating losses incurred by Acsis, Alliance Consulting and Laureate Pharma, the impairment loss recognized in the first quarter of 2008 related to the write down of the aggregate carrying value of the Bundle Companies to the anticipated net proceeds, $0.9 million charge to accrue for severance payments due the former CEO of Alliance Consulting and additional compensation paid to the former CEO of Pacific Title & Art Studio in connection with the March 2007 sale and related legal fees. The loss from discontinued operations in 2007 of $19.4 million was attributable primarily to the operating losses incurred by Acsis, Alliance Consulting and Laureate Pharma, partially offset by the gain on the sale of Pacific Title & Art Studio and Clarient's technology group.

The income from discontinued operations in 2006 of $71.8 million was attributable primarily to the gain on the sale of Mantas and the gain on sale of Alliance Consulting's Southwest region business partially offset by the operating losses incurred by Acsis and Laureate Pharma.

Liquidity And Capital Resources

Parent Company

We fund our operations with cash on hand as well as proceeds from sales of and distributions from partner companies, private equity funds and marketable securities. In prior periods, we have also used sales of our equity and issuance of debt as sources of liquidity and may do so in the future. Our ability to generate liquidity from sales of partner companies, sales of marketable securities and from equity and debt issuances has been adversely affected from time to time by adverse circumstances in the U.S. capital markets and other factors.

As of December 31, 2008, at the parent company level, we had $73.2 million of cash and cash equivalents and $14.7 million of marketable securities for a total of $87.9 million. In addition to the amounts above, we had $2.0 million in escrow associated with our interest payments due on our 2024 Debentures through March 2009, $6.9 million of cash held in escrow, including accrued interest, and Clarient, our consolidated partner company, had cash and cash equivalents of $1.8 million.

The Bundle Transaction was consummated on May 6, 2008. Gross proceeds were $74.5 million in cash, of which $6.4 million is being held in escrow through April 2009, plus amounts advanced to certain of the Bundle Companies during the time between the signing of the Bundle Transaction agreement and its consummation. Guarantees of partner company facilities of $31.5 million were eliminated upon the closing of the Bundle Transaction.

In April 2008, we received net cash proceeds of $20.5 million that were released from escrow related to our October 2006 sale of Mantas, Inc. and in September 2008, we received $1.8 million cash proceeds that were released from escrow related to our March 2007 sale of Pacific Title & Art Studio.

In February 2004, we completed the sale of the 2024 Debentures. At December 31, 2008, we had $86.0 million in face value of the 2024 Debentures outstanding. Interest on the 2024 Debentures is payable semi-annually. At the holders' option, the 2024 Debentures are convertible into our common stock before the close of business on March 14, 2024 subject to certain conditions. The conversion rate of the 2024 Debentures is $7.2174 of principal amount per share. The closing price of our common stock on December 31, 2008 was $0.69. The 2024 Debentures holders have the right to require repurchase of the 2024 Debentures on March 21, 2011, March 20, 2014 or March 20, 2019 at a repurchase price equal to 100% of their respective face amount, plus accrued and unpaid interest. The 2024 Debentures holders also have the right to require repurchase of the 2024 Debentures upon certain events, including sale of all or substantially all of our common stock or assets, liquidation, dissolution, a change in control or the delisting of our common stock from the NYSE if we were unable to obtain a listing for our common stock on another national or regional securities exchange. Subject to certain conditions, we have the right to redeem all or some of the 2024 Debentures commencing March 20, 2009.

During 2008, we repurchased $43.0 million in face value of the 2024 debentures for $33.5 million in cash, including accrued interest. In connection with the repurchases, we recorded $0.5 million of expense related to the acceleration of deferred debt issuance costs associated with the 2024 Debentures, resulting in a net gain of $9.0 million which was included in other income. During 2006, we repurchased $21.0 million in face value of the 2024 Debentures for $16.4 million in cash, including accrued interest.

In May 2008, our Board of Directors authorized us, from time to time and depending on market conditions, to repurchase shares of our outstanding common stock, with up to an aggregate value of $10.0 million, exclusive of fees and commissions. During the year ended December 31, 2008, we repurchased approximately 975 thousand shares of common stock at a cost of $1.3 million. These repurchases, as well as any repurchases of 2024 Debentures, have been and will be made in open market or privately negotiated transactions in compliance with the U.S. Securities and Exchange Commission regulations and other applicable legal requirements. The manner, timing and amount of any purchases have been and will be determined by us based upon an evaluation of market conditions, stock price and other factors. Our Board of Directors' authorizations regarding common stock and 2024 Debentures repurchases do not obligate us to acquire any particular amount of common stock or 2024 Debentures and may be modified or suspended at any time at our discretion.

At December 31, 2008, we maintained a revolving credit facility that provided for borrowings and issuances of letters of credit and guarantees up to $30.0 million. Borrowing availability under the facility was reduced by the amounts outstanding for our borrowings and letters of credit and amounts guaranteed under Clarient's facility maintained with that same lender. This credit facility bore interest at the prime rate (3.25% at December 31, 2008) for outstanding borrowings. The credit facility was subject to an unused commitment fee of 0.125% per annum, subject to reduction based on deposits maintained at the bank. The credit facility required us to maintain an unrestricted cash collateral account at that same bank, equal to our borrowings and letters of credit and amounts borrowed by Clarient under the guaranteed portion of its facility maintained with that same bank. At December 31, 2008, the required cash collateral pursuant to the credit facility agreement was $17.9 million, which amount is included within Cash and cash equivalents on our Consolidated Balance Sheet as of December 31, 2008.

Availability under our revolving credit facility at December 31, 2008 was as follows:

		Total (In Thousands)
Size of credit facility	$	30,000
Guarantees of Clarient's facility at same bank (a)		(12,300)
Outstanding letter of credit (b)		(6,336)
Amount available at December 31, 2008	$	11,364

(a) Our ability to borrow under the credit facility was limited by the amounts outstanding for our borrowings and letters of credit and amounts guaranteed under partner company facilities maintained at the same bank. Of the total facilities, $9.0 million was outstanding under this facility at December 31, 2008 and was included as debt on the Consolidated Balance Sheet.

(b) In connection with the sale of CompuCom, we provided to the landlord of CompuCom's Dallas headquarters, a $6.3 million letter of credit, which will expire on March 19, 2019.

On February 6, 2009 we entered into a new loan agreement with a different commercial bank which provides us with a revolving credit facility in the maximum aggregate amount of $50 million. Actual availability under the credit facility will be based on the amount of cash we maintain at the bank as well as certain percentages of the value of our public and private partner company interests. This credit facility bears interest at the prime rate for outstanding borrowings, subject to an increase in certain circumstances. Other than for limited exceptions, we are required to maintain all of our depository and operating accounts and not less than 75% of our investment and securities accounts at the bank. The credit facility matures on December 31, 2010.

In conjunction with the execution of our new loan agreement, we are terminating our prior revolving credit facility. Notwithstanding such termination, we will continue to guaranty the obligations of Clarient under its continuing credit facility with the bank, which matures on March 30, 2010, and will maintain a cash account at the bank in the minimum amount of $12.3 million to support such guaranty.

We have committed capital of approximately $8.1 million, including conditional commitments to provide non-consolidated partner companies with additional funding and commitments made to various private equity funds in prior years. These commitments will be funded over the next several years, including approximately $6.5 million which is expected to be funded in the next 12 months.

The transactions we enter into in pursuit of our strategy could increase or decrease our liquidity at any point in time. As we seek to acquire interests in technology and life sciences companies, provide additional funding to existing partner companies, or commit capital to other initiatives, we may be required to expend our cash or incur debt, which will decrease our liquidity. Conversely, as we dispose of our interests in partner companies from time to time, we may receive proceeds from such sales, which could increase our liquidity. From time to time, we are engaged in discussions concerning acquisitions and dispositions which, if consummated, could impact our liquidity, perhaps significantly.

In May 2001, we entered into a $26.5 million loan agreement with Warren V. Musser, our former Chairman and Chief Executive Officer. In December 2006, we restructured the obligation to reduce the amount outstanding to $14.8 million, bearing interest at a rate of 5.0% per annum. Cash payments, when received, are recognized as Recovery – related party in our Consolidated Statements of Operations. Since 2001 and through December 31, 2008, we received a total of $16.3 million in cash payments on the loan, of which $5 thousand was received during 2008. The carrying value of the loan at December 31, 2008 was zero.

We have received distributions as both a general partner and a limited partner from certain private equity funds. Under certain circumstances, we may be required to return a portion or all the distributions we received as a general partner of a fund for further distribution to such fund's limited partners (the "clawback"). The maximum clawback we could be required to return for our general partner interest is $3.6 million, of which $2.5 million was reflected in accrued expenses and other current liabilities and $1.1 million was reflected in Other long-term liabilities on the Consolidated Balance Sheet at December 31, 2008. We paid $3.0 million of our estimated clawback liabilities in 2008.

Our previous ownership in the general partners of the funds that have potential clawback liabilities ranges from 19-30%. The clawback liability is joint and several, such that we may be required to fund the clawback for other general partners should they default. The funds have taken several steps to reduce the potential liabilities should other general partners default, including withholding all general partner distributions and placing them in escrow and adding rights of set-off among certain funds. We believe our potential liability due to the possibility of default by other general partners is remote.

For the reasons we presented above, we believe our cash and cash equivalents at December 31, 2008, availability under our revolving credit facility and other internal sources of cash flow will be sufficient to fund our cash requirements for at least the next 12 months, including commitments to our existing companies and funds, possible additional funding of existing partner companies and our general corporate requirements. Our acquisition of new partner company interests is always contingent upon our availability of cash to fund such deployments, and our timing of monetization events directly affects our availability of cash.

Consolidated Partner Company

Clarient, our consolidated partner company, incurred operating losses in 2008 and may need additional capital to fund its operations. From time to time, Clarient may require additional debt or equity financing or credit support from us to fund planned expansion activities. If we decide not to, or cannot provide sufficient capital resources to allow them to reach a positive cash flow position, and they are unable to raise capital from outside resources, they may need to scale back their operations. As described below, we have renewed, expanded and extended a revolving line of credit to Clarient.

Clarient maintains a $12.0 million revolving credit agreement with a bank which was amended and restated on February 27, 2009. This facility contains financial and non-financial covenants and matures March 31, 2010.

On July 31, 2008, Clarient entered into a separate $8.0 million secured credit agreement with a finance company which was amended and restated on February 27, 2009. The secured credit agreement expires on January 31, 2010. Actual availability under the facility is limited by Clarient's qualified accounts receivable and certain liquidity factors. Clarient reduced indebtedness to us under the Mezzanine Facility (defined below) with a portion of the proceeds borrowed under the revolving credit facility.

In March 2007, we provided a subordinated revolving credit line (the "Mezzanine Facility") to Clarient. Under the Mezzanine Facility, we committed to provide Clarient access to up to $12.0 million in working capital funding, which was reduced to $6.0 million as a result of the ACIS Sale. The Mezzanine Facility originally had a term expiring on December 8, 2008. On March 14, 2008, the Mezzanine Facility was extended through April 15, 2009, and increased from $6.0 million to $21.0 million. In connection with the extension and increase of the Mezzanine Facility, the Company received from Clarient five-year warrants to purchase shares of Clarient common stock with an exercise price of $0.01 per share. The Company received 1.6 million of these warrants at the time of the extension of the Mezzanine Facility and the Company received an additional 1.7 million warrants through September 2, 2008, based on the amount of borrowings remaining outstanding under the Mezzanine Facility at certain interim dates. The Mezzanine Facility was subject to reduction to $6.0 million under certain circumstances involving the completion of replacement financing by Clarient. At December 31, 2008, $13.4 million was outstanding under the Mezzanine Facility.

On February 27, 2009 Clarient further refinanced, renewed and expanded the Mezzanine Facility. In connection with such renewal, Clarient issued us fully vested five-year warrants to purchase 500,000 shares of Clarient common stock at an exercise price of $1.376 (Clarient's 20-day trailing close price of its common stock as of February 6, 2009). The Mezzanine Facility as amended has a maturity date of April 1, 2010, and provides Clarient with up to $30.0 million in working capital funding. Borrowings under the Mezzanine Facility will bear interest at an annual rate of 14.0%.

In September 2006, Clarient entered into a $5.0 million senior secured revolving credit agreement with a third party lender. Borrowing availability under the agreement was based on the amount of Clarient's qualified accounts receivable, less certain reserves. The agreement bore interest at variable rates based on the lower of 30-day LIBOR plus 3.25% or the prime rate plus 0.5%. On

March 17, 2008, Clarient borrowed $4.6 million under the Mezzanine Facility to repay and terminate this facility, and borrowed $2.8 million under the Mezzanine Facility to repay and terminate its equipment line of credit with the same lender.

As reported in its Form 10-K for the year ended December 31, 2008, Clarient's independent auditors have determined that there is substantial doubt about Clarient's ability to continue as a going concern. Clarient's credit facilities with its lenders contain certain covenants which require compliance. In order for Clarient to comply with its financial covenants contained within its credit facilities with its third party lenders, as amended in February 2009 (see Note 7), its results of operations and level of cash collections in 2009 and beyond must exceed its 2008 results, and such outcome is uncertain.

Failure to maintain compliance with the financial and/or certain other covenants contained within Clarient's credit facilities would constitute an event of default under the respective credit facility and by agreement, would result in a cross-default for the other credit facilities. If Clarient were not able to obtain a waiver of default from its lenders, Clarient's borrowings under the respective credit facilities would immediately become due and payable. There can be no assurance that Clarient would be able to obtain waivers from existing third party lenders or fully access its existing financing sources in the event of default.

At December 31, 2008, Clarient did not have sufficient cash availability to repay its credit facilities which will be due in the first quarter of 2010. In addition, Clarient has incurred recurring losses and negative cash flows from operations. Clarient is currently in the process of evaluating certain financing alternatives in light of the stated maturity dates of its current credit arrangements. Due to Clarient's financial condition and the ongoing turmoil in the financial and credit markets, Clarient's ability to obtain extensions to its existing third party credit facilities, or to obtain new credit facilities, may be adversely affected. There can be no assurance that Clarient will be able to obtain financing on terms that are favorable to Clarient, or obtain additional or extended financing at all. As a result, there is a substantial doubt about Clarient's ability to continue as a going concern.

Analysis of Parent Company Cash Flows

Cash flow activity for the Parent Company was as follows:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Net cash used in operating activities	$ (14,124)	$ (16,777)	$ (12,039)
Net cash provided by (used in) investing activities	27,327	50,788	(16,159)
Net cash provided by (used in) financing activities	(34,675)	741	(20,169)
	$ (21,472)	$ 34,752	$ (48,367)

Cash Used In Operating Activities

Year ended December 31, 2008 versus year ended December 31, 2007. Net cash used in operating activities decreased $2.7 million in 2008 as compared to 2007. The decrease was primarily due to lower corporate operating expenditures.

Year ended December 31, 2007 versus year ended December 31, 2006. Cash used in operating activities increased $4.7 million in 2007 as compared to 2006, The increase was primarily due to cash payments of $2.0 million for severance in 2007 and professional fees related to the Bundle Transaction and changes in working capital.

Cash Provided by (Used In) Investing Activities

Year ended December 31, 2008 versus year ended December 31, 2007. Net cash provided by investing activities decreased $23.5 million in 2008 as compared to 2007. The decrease was attributable to a $107.7 million net increase in marketable securities and a $12.6 million increase in advances to partner companies offset by a $64.9 million increase in proceeds from the sale of discontinued operations and a $30.5 million decrease in the acquisition of ownership interests in companies and funds, net of cash acquired.

Year ended December 31, 2007 versus year ended December 31, 2006. Cash provided by investing activities increased $66.9 million in 2007 compared to 2006. The increase was primarily due to a $155.9 million net decrease in marketable securities partially offset by a $73.8 million decrease in proceeds from sale of discontinued operations and an $8.4 million increase in the acquisition of ownership interests in companies and funds, net of cash acquired.

Cash Provided by (Used In) Financing Activities

Year ended December 31, 2008 versus year ended December 31, 2007. Net cash used in financing activities increased $35.4 million in 2008 as compared to 2007. The increase was primarily attributable to $33.5 million in repurchases of our 2024 Debentures, excluding accrued interest and $1.3 million in purchases of treasury stock.

Year ended December 31, 2007 versus year ended December 31, 2006. Cash provided by financing activities increased $20.9 million in 2007 as compared to 2006, primarily due to the repurchase of our 2024 Debentures, excluding accrued interest, for $16.2 million and the repayment of intercompany advances from a partner company of $5.5 million in 2006.

Consolidated Working Capital From Continuing Operations

Consolidated working capital from continuing operations decreased to $88.4 at December 31, 2008 compared to $97.2 at December 31, 2007. The decrease was primarily due to the Bundle transaction (see Note 2).

Analysis of Consolidated Cash Flows

Cash flow activity was as follows:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Net cash used in operating activities	$ (21,514)	$ (36,253)	$ (18,379)
Net cash provided by (used in) investing activities	32,805	53,063	(27,590)
Net cash provided by (used in) financing activities	(31,386)	17,500	(5,527)
	$ (20,095)	$ 34,310	$ (51,496)

Cash Used In Operating Activities

Year ended December 31, 2008 versus year ended December 31, 2007. Net cash used in operating activities decreased $14.7 million in 2008 as compared to 2007. The decrease was primarily attributable to a $7.0 million increase in accounts payable and accrued expenses, $4.9 million decrease in the cash outflows from discontinued operations and a $13.9 million decrease in net loss, partially offset by a $14.2 million increase in accounts receivable.

Year ended December 31, 2007 versus year ended December 31, 2006. Net cash used in operating activities increased $17.9 million in 2007 as compared to 2006. The increase was primarily due to the current year results of continuing operations and unfavorable changes in working capital.

Cash Provided by (Used In) Investing Activities

Year ended December 31, 2008 versus year ended December 31, 2007. Net cash provided by investing activities decreased $20.3 million in 2008 as compared to 2007. The decrease was attributable to a $107.7 million net increase in marketable securities offset by a $53.8 million increase in proceeds from the sale of discontinued operations, a $4.9 million decrease in cash used in discontinued operations and a $30.5 million decrease in the acquisition of ownership interests in companies and funds, net of cash acquired.

Year ended December 31, 2007 versus year ended December 31, 2006. Net cash provided by investing activities increased $80.7 million in 2007 as compared to 2006. The increase was primarily due to a $156.0 million net decrease in marketable securities, an $8.5 million decrease in the cash used in discontinued operations offset by a $65.1 million decrease in proceeds from sale of discontinued operations and a $17.5 million increase in the acquisition of ownership interests in companies and funds, net of cash acquired.

Cash Provided by (Used In) Financing Activities

Year ended December 31, 2008 versus year ended December 31, 2007. Net cash used in financing activities increased $48.9 million in 2008 as compared to 2007. The increase was attributable to a $33.5 million in repurchases of our 2024 Debentures, excluding accrued interest, $6.8 million increase in net repayments on revolving credit facilities, $1.3 million in purchases of treasury stock and a $6.9 million decrease in the cash inflows from financing activities of discontinued operations.

Year ended December 31, 2007 versus year ended December 31, 2006. Cash provided by financing activities increased $23.0 million in 2007 as compared to 2006, primarily due to the repurchase of a portion of our 2024 Debentures for $16.2 million, excluding accrued interest, in 2006. Also contributing to the current year increase in cash provided by financing activities was a $2.6 million net increase in borrowings under revolving credit facilities and a $2.6 million net increase in borrowings on term debt.

Contractual Cash Obligations and Other Commercial Commitments

The following table summarizes our contractual obligations and other commercial commitments as of December 31, 2008, by period due or expiration of the commitment.

	Payments Due by Period				
	Total	2009	2010 and 2011	2012 and 2013	Due after 2013
	(In millions)				
Contractual Cash Obligations:					
Lines of credit(a)	$ 14.1	$ 14.1	$ -	$ -	$ -
Capital leases	0.6	0.3	0.3	-	-
Convertible senior debentures(b)	86.0	-	-	-	86.0
Operating leases	14.6	2.1	4.4	4.4	3.7
Funding commitments(c)	8.1	6.5	1.6	-	-
Potential clawback liabilities(d)	3.6	2.5	1.1	-	-
Other long-term obligations(e)	4.2	0.8	1.5	1.5	0.4
Total Contractual Cash Obligations	$ 131.2	$ 26.3	$ 8.9	$ 5.9	$ 90.1

	Amount of Commitment Expiration by Period				
	Total	2009	2010 and 2011	2012 and 2013	After 2013
	(In millions)				
Other Commitments:					
Letters of credit(f)	$ 8.6	$ -	$ -	$ -	$ 8.6

(a) Clarient maintains a commercial bank credit facility which we guarantee. Outstanding borrowings under the credit facility amounted to $9.0 million at December 31, 2008. In addition, Clarient had $5.1 million outstanding at December 31, 2008 under a senior secured revolving credit agreement that is secured by Clarient's accounts receivable and related assets.

(b) In February 2004, we completed the issuance of $150.0 million of the 2024 Debentures with a stated maturity of March 15, 2024. During 2008 and 2006, we repurchased $43.0 million and $21.0 million, respectively, in face value of the 2024 Debentures. The 2024 Debentures holders have the right to require the Company to repurchase the 2024 Debentures on March 21, 2011, March 20, 2014 or March 20, 2019 at a repurchase price equal to 100% of their respective face amount, plus accrued and unpaid interest.

(c) These amounts include funding commitments to private equity funds which have been included in the respective years based on estimated timing of capital calls provided to us by the funds' management. Also included are $6.8 million conditional commitments to provide non-consolidated partner companies with additional funding.

(d) We have received distributions as both a general partner and a limited partner from certain private equity funds. Under certain circumstances, we may be required to return a portion or all the distributions we received as a general partner of a fund for a further distribution to such fund's limited partners (the "clawback"). The maximum clawback we could be required to return is approximately $3.6 million, of which $2.5 million was reflected in Accrued expenses and other current liabilities and $1.1 million was reflected in Other long-term liabilities on the Consolidated Balance Sheets.

(e) Reflects the estimated amount payable to our former Chairman and CEO under an ongoing agreement.

(f) Letters of credit include a $6.3 million letter of credit provided to the landlord of CompuCom's Dallas headquarters lease in connection with the sale of CompuCom and a $2.3 million of letter of credit issued by Clarient to its landlord under its facility lease agreement.

We have agreements with certain employees that provide for severance payments to the employee in the event the employee is terminated without cause or if the employee terminates his employment for "good reason." The maximum aggregate cash exposure under the agreements was approximately $8 million at December 31, 2008.

As of December 31, 2008, Safeguard and its partner companies that are consolidated for tax purposes had federal net operating loss carryforwards and federal capital loss carryforwards of approximately $213 million and $182 million, respectively. The net operating loss carryforwards expire in various amounts from 2009 to 2026. The capital loss carryforwards expire in various amounts from 2009 to 2011. Limitations on utilization of both the net operating loss carryforwards and capital loss carryforwards may apply.

We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position or results of operations.

Recent Accounting Pronouncements

In April 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position FAS 142-3, "Determination of the Useful Life of Intangible Assets." FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact, if any, of adopting FSP FAS 142-3 on our Consolidated Financial Statements.

In November 2008, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 08-6, "Equity Method Accounting Considerations". EITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor's basis of the impaired asset for the investor's pro-rata share of such impairment In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor's ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with ay gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", or the cost method under APB 18 as appropriate. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008. We are currently evaluating the impact, if any, of adopting EITF 08-6 on our Consolidated Financial Statements.

In October 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position FAS157-3 "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" ("FSP FAS157-3") which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of FSP FAS157-3 did not have a material impact on our Consolidated Financial Statements.

In June 2008, the Emerging Issues Task Force ("EITF") ratified Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 clarifies how to determine whether certain instruments or features were indexed to an entity's own stock. The consensus will replace EITF 01-6 as a critical component of the literature applied to evaluating financial instruments for debt or equity classification and embedded features for bifurcation as derivatives. EITF 07-5 will become effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently analyzing the impact on our Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Liabilities" ("SFAS No. 159"). SFAS No. 159 allows companies to choose, at specific election dates, to measure eligible financial assets and liabilities that are not otherwise required to be measured at fair value, at fair value. Under SFAS No. 159, companies would report unrealized gains and losses for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize up-front costs and fees related to those items in earnings as incurred. SFAS No. 159 became effective for fiscal years beginning after November 15,

2007. The adoption of SFAS No. 159 did not have a material impact on our Consolidated Financial Statements due to our election to not measure partner company holdings at fair value.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. The requirements of SFAS No. 157 became effective for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB decided that an entity need not apply this standard to nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis until the subsequent year. The adoption of SFAS No. 157 did not have a material impact on our Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS No. 141(R) significantly changes the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date at fair value with limited exceptions. SFAS No. 141(R) further changes the accounting treatment for certain specific items, including:

- Acquisition costs will be generally expensed as incurred;
- Non-controlling interests (formerly known as "minority interests" – see SFAS No. 160 discussion below) will be valued at fair value at the acquisition date;
- Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;
- In-process research and development (IPR&D) will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;
- Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and
- Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS No. 141(R) includes a substantial number of new disclosure requirements. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of non-controlling interests (minority interests) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to non-controlling interests will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that does not result in deconsolidation are treated as equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured - using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS No. 160 is effective for fiscal years beginning after November 15, 2008. The adoption of SFAS No. 160 will result in the reclassification of minority interests from long-term liabilities to shareholders' equity. Minority interest at December 31, 2008 was $0 million.

In May 2008, the FASB issued Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 identifies the sources for generally accepted accounting principles ("GAAP") in the U.S. and lists the categories in descending order. An entity should follow the highest category of GAAP applicable for each of its accounting transactions. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The adoption of SFAS No. 162 did not have any effect on our Consolidated Financial Statements.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

We are exposed to equity price risks on the marketable portion of our securities. At December 31, 2008, these securities include our equity position in Clarient, our only publicly-traded partner company, which has experienced significant volatility in its stock price. Historically, we have not attempted to reduce or eliminate our market exposure on publicly-traded securities. Based on closing market prices at December 31, 2008, the fair market value of our holdings in Clarient was approximately $75.8 million. A 20% decrease in Clarient's stock price would result in an approximate $15.2 million decrease in the fair value of our holdings in Clarient.

In February 2004, we completed the issuance of $150.0 million of our 2024 Debentures with a stated maturity of March 15, 2024. During 2008 and 2006, we repurchased $43.0 million and $21.0 million, respectively, in face value of the 2024 Debentures. Interest payments of approximately $1.1 million each are due March and September of each year. The holders of these 2024 Debentures have the right to require repurchase of the 2024 Debentures on March 21, 2011, March 20, 2014 or March 20, 2019 at a repurchase price equal to 100% of their face amount plus accrued and unpaid interest. On October 8, 2004, we used approximately $16.7 million of the proceeds from the CompuCom sale to escrow interest payments due through March 15, 2009.

Liabilities	2009	2010	2011	After 2011	Fair Value at December 31, 2008
2024 Debentures due by year (in millions)	$ -	$ -	$ -	$ 86.0	$ 60.0
Fixed interest rate	2.625%	2.625%	2.625%	2.625%	N/A
Interest expense (in millions)	$ 2.3	$ 2.3	$ 2.3	$ 27.6	N/A

Our outstanding debt at December 31, 2008, exclusive of our 2024 Debentures, totaled $14.7 million, which consisted of fixed-rate debt of $0.6 million and variable-rate debt of $14.1 million. Based on our 2008 average outstanding borrowings under our variable-rate debt, a one-percentage point increase in interest rates would negatively impact our annual pre-tax earnings and cash flows by approximately $0.1 million. The fair value of our debt, exclusive of our 2024 Debentures, approximates carrying value.

We have historically had very low exposure to changes in foreign currency exchange rates, and as such, have not used derivative financial instruments to manage foreign currency fluctuation risk.

Item 8. *Financial Statements and Supplementary Data*

The following Consolidated Financial Statements, and the related Notes thereto, of Safeguard Scientifics, Inc. and the Reports of Independent Registered Public Accounting Firm are filed as a part of this Form 10-K.

	Page
Report of Independent Registered Public Accounting Firm	49
Report of Independent Registered Public Accounting Firm	50
Consolidated Balance Sheets as of December 31, 2008 and 2007	51
Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006	52
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2008, 2007 and 2006	53
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2008, 2007 and 2006	54
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006	55
Notes to Consolidated Financial Statements	56

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Safeguard Scientifics, Inc.:

We have audited Safeguard Scientifics, Inc.'s (the Company) internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Safeguard Scientifics, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting (Item 9A.(b)). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses related to the following have been identified and included in management's assessment: (i) ineffective policies and procedures for ensuring financial reporting risks, including changes therein, are identified timely and corresponding control activities are implemented (ii) inadequately designed controls to ensure the accuracy of pricing and contractual allowance information entered into the Company's in-house billing system and (iii) inadequately designed and maintained controls over the estimate of the allowance for doubtful accounts.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Safeguard Scientifics, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income (loss), shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 2008. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and this report does not affect our report dated March 19, 2009, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, Safeguard Scientifics, Inc. has not maintained effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 19, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Safeguard Scientifics, Inc.:

We have audited the accompanying consolidated balance sheets of Safeguard Scientifics, Inc. (the "Company") and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safeguard Scientifics, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 13 to the consolidated financials statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*, effective January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Safeguard Scientifics, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 19, 2009 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 19, 2009

SAFEGUARD SCIENTIFICS, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2008	As of December 31, 2007
	(In thousands except per share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 75,051	$ 96,201
Cash held in escrow — current	6,433	20,345
Marketable securities	14,701	590
Restricted marketable securities	1,990	3,904
Accounts receivable, less allowances ($8,045— 2008; $3,370— 2007)	20,465	12,702
Prepaid expenses and other current assets	1,507	1,755
Assets held for sale	-	1,465
Current assets of discontinued operations	-	32,867
Total current assets	120,147	169,829
Property and equipment, net	12,369	11,714
Ownership interests in and advances to companies	85,561	90,038
Long-term restricted marketable securities	-	1,949
Goodwill	12,729	12,729
Cash held in escrow — long term	501	2,341
Other	1,095	2,342
Non-current assets of discontinued operations	-	99,420
Total Assets	$ 232,402	$ 390,362
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current portion of credit line borrowings	$ 14,104	$ 13,997
Current maturities of long-term debt	263	1,510
Accounts payable	3,337	3,134
Accrued compensation and benefits	5,758	6,934
Accrued expenses and other current liabilities	8,285	14,203
Current liabilities of discontinued operations	-	50,132
Total current liabilities	31,747	89,910
Long-term debt	345	906
Other long-term liabilities	9,600	9,111
Convertible senior debentures	86,000	129,000
Minority interest	-	2,296
Non-current liabilities of discontinued operations	-	5,916
Commitments and contingencies		
Redeemable consolidated partner company stock-based compensation	-	84
Shareholders' Equity:		
Preferred stock, $0.10 par value; 1,000 shares authorized	-	-
Common stock, $0.10 par value; 500,000 shares authorized; 121,589 and 121,123 shares issued and outstanding in 2008 and 2007, respectively	12,159	12,112
Additional paid-in capital	763,323	758,515
Accumulated deficit	(669,526)	(617,513)
Accumulated other comprehensive income (loss)	(29)	25
Treasury stock, at cost	(1,217)	-
Total shareholders' equity	104,710	153,139
Total Liabilities and Shareholders' Equity	$ 232,402	$ 390,362

See Notes to Consolidated Financial Statements.

SAFEGUARD SCIENTIFICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2008	2007	2006
	(In thousands except per share data)		
Revenue	$ 73,736	$ 42,995	$ 27,723
Operating Expenses:			
Cost of sales	33,007	26,914	19,824
Selling, general and administrative	60,744	50,783	44,924
Total operating expenses	93,751	77,697	64,748
Operating loss	(20,015)	(34,702)	(37,025)
Other income (loss), net	10,275	(5,089)	5,402
Recovery — related party	5	12	360
Interest income	3,097	7,520	6,805
Interest expense	(4,732)	(5,489)	(5,203)
Equity loss	(34,697)	(15,178)	(3,732)
Minority interest	3,264	5,749	5,721
Net loss from continuing operations before income taxes	(42,803)	(47,177)	(27,672)
Income tax benefit	26	696	1,270
Net loss from continuing operations	(42,777)	(46,481)	(26,402)
Income (loss) from discontinued operations, net of tax	(9,236)	(19,387)	71,845
Net income (loss)	$ (52,013)	$ (65,868)	$ 45,443
Basic and Diluted Income (Loss) Per Share:			
Net loss from continuing operations	$ (0.35)	$ (0.38)	$ (0.22)
Net income (loss) from discontinued operations	(0.07)	(0.16)	0.59
Net income (loss) per share	$ (0.42)	$ (0.54)	$ 0.37
Shares used in computing basic and diluted income (loss) per share	122,767	122,352	121,476

See Notes to Consolidated Financial Statements.

SAFEGUARD SCIENTIFICS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Net loss from continuing operations	$ (42,777)	$ (46,481)	$ (26,402)
Other comprehensive income (loss), before taxes:			
Foreign currency translation adjustments	-	(77)	27
Holding losses on available-for-sale securities	-	(487)	(2,824)
Other comprehensive loss from continuing operations	-	(564)	(2,797)
Comprehensive loss from continuing operations	(42,777)	(47,045)	(29,199)
Income (loss) from discontinued operations	(9,236)	(19,387)	71,845
Other comprehensive income (loss) from discontinued operations	(54)	53	167
Comprehensive income (loss)	$ (52,067)	$ (66,379)	$ 42,813

See Notes to Consolidated Financial Statements.

SAFEGUARD SCIENTIFICS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive Income	Treasury Stock		Unamortized Deferred	
	Shares	Amount	Capital	Deficit	(Loss)	Shares	Amount	Compensation	Total
					(In thousands)				
Balance — December 31, 2005	119,935	$ 11,993	$ 747,953	$ (597,088)	$ 3,166	2	$ (6)	$ (1,043)	$ 164,975
Net income	-	-	-	45,443	-	-	-	-	45,443
Stock options exercised, net	236	25	346	-	-	(2)	6	-	377
Reclassification of unamortized deferred compensation	-	-	(1,043)	-	-	-	-	1,043	-
Reclassification of redeemable subsidiary stock-based compensation	-	-	(2,021)	-	-	-	-	-	(2,021)
Impact of subsidiary equity transactions	-	-	(1,763)	-	-	-	-	-	(1,763)
Issuance of restricted stock, net	248	24	47	-	-	-	-	-	71
Stock-based compensation expense — continuing and discontinued operations	-	-	6,842	-	-	-	-	-	6,842
Other comprehensive loss	-	-	-	-	(2,630)	-	-	-	(2,630)
Balance — December 31, 2006	120,419	12,042	750,361	(551,645)	536	-	-	-	211,294
Net loss	-	-	-	(65,868)	-	-	-	-	(65,868)
Stock options exercised, net	492	49	692	-	-	-	-	-	741
Change in redeemable subsidiary stock-based compensation	-	-	937	-	-	-	-	-	937
Issuance of restricted stock, net	212	21	146	-	-	-	-	-	167
Stock-based compensation expense— continuing and discontinued operations	-	-	6,379	-	-	-	-	-	6,379
Other comprehensive loss	-	-	-	-	(511)	-	-	-	(511)
Balance — December 31, 2007	121,123	12,112	758,515	(617,513)	25	-	-	-	153,139
Net loss	-	-	-	(52,013)	-	-	-	-	(52,013)
Stock options exercised, net	25	3	30	-	-	(74)	82	-	115
Issuance of restricted stock, net	441	44	214	-	-	28	(3)	-	255
Stock-based compensation expense— continuing and discontinued operations	-	-	3,911	-	-	-	-	-	3,911
Repurchase of common stock	-	-	-	-	-	975	(1,296)		(1,296)
Gain on change in interest of equity method partner company	-	-	653						653
Other comprehensive loss	-	-	-	-	(54)	-	-	-	(54)
Balance — December 31, 2008	121,589	$ 12,159	$ 763,323	$ (669,526)	$ (29)	929	$ (1,217)	$ -	$ 104,710

See Notes to Consolidated Financial Statements.

SAFEGUARD SCIENTIFICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Cash Flows from Operating Activities:			
Net income (loss)	$ (52,013)	$ (65,868)	$ 45,443
Adjustments to reconcile to net cash used in operating activities:			
(Income) loss from discontinued operations	9,236	19,387	(71,845)
Depreciation and amortization	3,551	3,662	3,237
Deferred income taxes	-	-	-
Equity loss	34,697	15,178	3,732
Other (income) loss, net	(10,275)	5,089	(5,402)
Bad debt expense	12,199	3,558	549
Recovery — related party	-	-	(360)
Non-cash stock-based compensation expense	3,449	5,350	5,248
Minority interest	(3,264)	(5,749)	(5,721)
Changes in assets and liabilities, net of effect of acquisitions and dispositions:			
Accounts receivable, net	(20,495)	(6,318)	(4,901)
Accounts payable, accrued expenses, deferred revenue and other	4,689	(2,339)	3,402
Cash flows from operating activities of discontinued operations	(3,288)	(8,203)	8,239
Net cash used in operating activities	(21,514)	(36,253)	(18,379)
Cash Flows from Investing Activities:			
Proceeds from sales of available-for-sale and trading securities	-	-	3,551
Proceeds from sales of and distributions from companies and funds	4,263	2,783	1,530
Advances to partner companies	(4,210)	(682)	-
Acquisitions of ownership interests in partner companies and funds, net of cash acquired	(30,496)	(61,025)	(43,525)
Acquisitions by partner companies, net of cash acquired	-	-	(47)
Repayment of note receivable-related party, net	-	-	360
Increase in marketable securities	(75,809)	(111,858)	(208,514)
Decrease in marketable securities	61,698	205,422	146,129
Proceeds from sales of property and equipment	-	-	415
Capital expenditures	(3,530)	(3,625)	(6,673)
Capitalized software costs	-	(156)	-
Proceeds from sale of discontinued operations, net	83,756	29,967	95,044
Other, net	-	-	424
Cash flows from investing activities of discontinued operations	(2,867)	(7,763)	(16,284)
Net cash provided by (used in) investing activities	32,805	53,063	(27,590)
Cash Flows from Financing Activities:			
Repurchase of convertible senior debentures	(33,494)	-	(16,215)
Borrowings on revolving credit facilities	37,633	34,797	10,667
Repayments on revolving credit facilities	(37,526)	(28,766)	(2,335)
Borrowings on term debt	-	449	2,695
Repayments on term debt	(2,574)	(2,128)	(2,964)
Issuance of Company common stock, net	115	-	448
Issuance of subsidiary common stock, net	966	741	(5,568)
Purchase of subsidiary common stock, net	(1,296)	691	(1,112)
Offering costs on issuance of subsidiary common stock	-	-	(70)
Other, net	-	-	1,246
Cash flows from financing activities of discontinued operations	4,790	11,716	7,681
Net cash provided by (used in) financing activities	(31,386)	17,500	(5,527)
Net Increase (Decrease) in Cash and Cash Equivalents	(20,095)	34,310	(51,496)
Changes in Cash and Cash Equivalents from, and Advances to Acsis, Alliance Consulting, Laureate Pharma, Pacific Title & Art Studio and Mantas included in assets of discontinued operations	(1,055)	1,510	(5,756)
	(21,150)	35,820	(57,252)
Cash and Cash Equivalents at beginning of period	96,201	60,381	117,633
Cash and Cash Equivalents at end of period	$ 75,051	$ 96,201	$ 60,381

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Description of the Company

Safeguard Scientifics, Inc. ("Safeguard" or the "Company") seeks to build value in growth-stage technology and life sciences businesses. The Company provides capital as well as a range of strategic, operational and management resources to our partner companies. The Company participates in expansion financings, corporate spin-outs, management buy-outs, recapitalizations, industry consolidations and early-stage financings. The Company's vision is to be the preferred catalyst for creating great technology and life sciences companies.

The Company strives to create long-term value for its shareholders through building value in its partner companies. Safeguard helps its partner companies in their efforts to increase market penetration, grow revenue and improve cash flow in order to create long-term value. The Company concentrates on companies that operate in two categories:

- *Technology* — including companies focused on providing software as a service (SaaS), technology-enabled services and vertical software solutions for healthcare information technology, the financial services sector and internet-based businesses; and
- *Life Sciences* — including companies focused on molecular and point-of-care diagnostics, medical devices and regenerative medicine/specialty pharmaceuticals.

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and all partner companies in which it directly or indirectly owned more than 50% of the outstanding voting securities during the periods presented. The Company operates on a calendar year.

The Company's Consolidated Statements of Operations, Comprehensive Income (Loss) and Cash Flows for each of the years in the three-year period ended December 31, 2008 and the Consolidated Balance Sheets as of December 31, 2008 and 2007 include Clarient, Inc. ("Clarient") in continuing operations.

During 2008, 2007 and 2006, certain consolidated partner companies, or components thereof, were sold and are reported in discontinued operations. See Note 2

During the third quarter, 2008, the Company increased its ownership interest in Authentium, Inc. ("Authentium") to the 20.0% threshold at which the Company believes it exercises significant influence. Accordingly, the Company adopted the equity method of accounting for its holdings in Authentium. The Company has adjusted the financial statements for all prior periods presented to retrospectively apply the equity method of accounting for its holdings in Authentium since the initial date of acquisition in April 2006. The effect of the change was to decrease Ownership interests in and advances to partner companies by $1.5 million as of December 31, 2007 and to increase Equity loss by $1.0 million and $0.5 million for the years ended December 31, 2007 and 2006.

Principles of Accounting for Ownership Interests in Companies

The Company's ownership interests in its companies are accounted for under three methods: consolidation, equity or cost. The applicable accounting method generally is determined based on the Company's voting interest in the entity.

Consolidation Method. The Company accounts for partner companies in which it directly or indirectly owns more than 50% of the outstanding voting securities under the consolidation method of accounting. Under this method, the Company includes these partner companies' financial statements within the Company's Consolidated Financial Statements, and all significant intercompany accounts and transactions are eliminated. The Company reflects participation of other stockholders in the net assets and in the income or losses of these consolidated partner companies in Minority interest in the Consolidated Balance Sheets and Statements of Operations. Minority interest adjusts the Company's consolidated operating results to reflect only the Company's share of the earnings or losses of the consolidated partner company. However, if no minority interest balance remains on the Consolidated Balance Sheets related to a consolidated partner company, the Company records 100% of such consolidated partner company's losses; the Company records 100% of subsequent earnings of such consolidated partner company to the extent of such previously recognized losses in excess of the Company's proportionate share. The Company accounts for results of operations and cash flows of a consolidated partner company through the latest date in which it owned a 50% or greater voting interest. If control falls below 50%, the accounting method is adjusted to the equity or cost method of accounting, as appropriate.

Equity Method. The Company accounts for partner companies whose results are not consolidated, but over which it exercises significant influence, under the equity method of accounting. Whether or not the Company exercises significant influence with respect to a partner company depends on an evaluation of several factors including, among others, representation of the Company on the partner company's board of directors and the Company's ownership level, which is generally a 20% to 50% interest in the voting securities of a partner company (including voting rights associated with the Company's holdings in common, preferred and other convertible instruments in the company). The Company also accounts for its interests in some private equity funds under the equity method of accounting based on its general and limited partner interests in such funds. Under the equity method of accounting, the Company does not reflect a partner company's financial statements within the Company's Consolidated Financial Statements; however, the Company's share of the income or loss of such partner company is reflected in Equity loss in the Consolidated Statements of Operations. The Company includes the carrying value of equity method partner companies in Ownership interests in and advances to companies on the Consolidated Balance Sheets. The Company reports its share of the income or loss of the equity method partner companies on a one quarter lag. This reporting lag could result in a delay in recognition of the impact of changes in the business or operations of these partner companies.

When the Company's interest in an equity method partner company is reduced to zero, the Company records no further losses in its Consolidated Statements of Operations unless the Company has an outstanding guarantee obligation or has committed additional funding to such equity method partner company. When such equity method partner company subsequently reports income, the Company will not record its share of such income until it exceeds the amount of the Company's share of losses not previously recognized.

Cost Method. The Company accounts for partner companies not consolidated or accounted for under the equity method under the cost method of accounting. Under the cost method, the Company does not include its share of the income or losses of partner companies in the Company's Consolidated Statements of Operations. The Company includes the carrying value of cost method partner companies in Ownership interests in and advances to companies on the Consolidated Balance Sheets.

In addition to holding voting and non-voting equity and debt securities, the Company also periodically makes advances to its partner companies in the form of promissory notes which are accounted for in accordance with SFAS No. 114, "Accounting By Creditors for Impairment of a Loan."

Accounting Estimates

The preparation of the Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates. These estimates include the evaluation of the recoverability of the Company's ownership interests in and advances to companies and investments in marketable securities, the evaluation of the impairment of goodwill, intangible assets and property and equipment, revenue recognition, income taxes, stock-based compensation and commitments and contingencies. Management evaluates its estimates on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Illiquid credit markets, volatile equity markets and reductions in information technology spending have combined to increase the uncertainty in such estimates.

Certain amounts recorded to reflect the Company's share of income or losses of partner companies accounted for under the equity method are based on unaudited results of operations of those companies and may require adjustments in the future when audits of these entities' financial statements are completed.

It is reasonably possible that the Company's accounting estimates with respect to the ultimate recoverability of the carrying value of the Company's ownership interests in and advances to companies and goodwill could change in the near term and that the effect of such changes on the financial statements could be material. At December 31, 2008, the Company believes the recorded amount of carrying value of the Company's ownership interests in and advances to companies and goodwill is not impaired, although there can be no assurance that the Company's future results will confirm this assessment, that a significant write-down or write-off will not be required in the future, or that a significant loss will not be recorded in the future upon the sale of a company.

Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year presentation, including the reclassification to discontinued operations of Acsis, Inc., Alliance Consulting Group Associates, Inc. and Laureate Pharma, Inc., which were sold in May 2008, Pacific Title & Art Studio which was sold in March 2007, Clarient's technology business which was sold in March 2007, Mantas which was sold in October 2006 and Alliance Consulting's Southwest region business which was sold in May 2006. The impact of these reclassifications did not affect the Company's net income (loss).

During the third quarter 2008, the Company increased its ownership interest in Authentium, Inc. ("Authentium") to the 20.0% threshold at which the Company believes it exercises significant influence. Accordingly, the Company adopted the equity method of accounting for its holdings in Authentium. The Company has adjusted the financial statements for all prior periods presented to retrospectively apply the equity method of accounting for its holdings in Authentium since the initial date of acquisition in April 2006. The effect of the change was to decrease Ownership interests in and advances to partner companies by $1.5 million as of December 31, 2007 and to increase Equity loss by $1.0 million and $0.5 million for the years ended December 31, 2007 and 2006, respectively.

The Company has disclosed the operating, investing and financing portions of the cash flows attributable to its discontinued operations. Included in these amounts were net cash flows of $(1.2) million and $(4.6) million in 2007 and 2006, respectively, attributable to Clarient's technology business, Alliance Consulting's Southwest region business and Laureate Pharma's Totowa operation. Because these businesses did not maintain separate bank accounts, any net cash provided by (used in) these businesses increased (decreased) the cash and cash equivalents balance of the Company's continuing operations as shown on the Consolidated Balance Sheets. Cash flows related to Acsis, Alliance Consulting, Laureate Pharma, Pacific Title & Art Studio and Mantas are adjusted in the Statement of Cash Flows to reconcile to cash and cash equivalents associated with continuing operations.

See Note 19 regarding certain current and prior year adjustments of expense classifications between Selling, general and administrative expense and Cost of sales.

Cash and Cash Equivalents and Short-Term Marketable Securities

The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of deposits that are readily convertible into cash. The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date. Held-to-maturity securities are carried at amortized cost, which approximates fair value. Short-term marketable securities consist of held-to-maturity securities, primarily consisting of commercial paper and certificates of deposits. The Company has not experienced any significant losses on cash equivalents and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Restricted Marketable Securities

Restricted marketable securities include held-to-maturity securities, based upon the Company's ability and intent to hold these securities to maturity. The securities are U.S. Treasury securities with various maturity dates. Pursuant to terms of the 2.625% convertible senior debentures due March 15, 2024 ("2024 Debentures"), as a result of the sale of CompuCom in 2004, the Company pledged the U.S. Treasury securities to an escrow agent for interest payments through March 15, 2009 on the 2024 Debentures (See Notes 4 and 8).

Long-Term Marketable Securities

The Company records its ownership interest in cost method equity securities that have readily determinable fair value as available-for-sale or trading securities. Available-for-sale securities are carried at fair value, based on quoted market prices, with the unrealized gains and losses, net of tax, reported as a separate component of Shareholders' Equity. Unrealized losses are charged against net loss when a decline in the fair value is determined to be other than temporary. Trading securities are carried at fair value, based on quoted market prices, with the unrealized gain or loss included in Other Income, Net, in the Consolidated Statements of Operations. The Company records its ownership interest in debt securities at amortized cost based on its ability and intent to hold these securities until maturity.

Financial Instruments

The Company's financial instruments (principally cash and cash equivalents, marketable securities, restricted marketable securities, accounts receivable, notes receivable, accounts payable and accrued expenses) are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The Company's long-term debt is carried at cost. At December 31, 2008, the market value of the Company's outstanding 2024 Debentures was approximately $60.0 million, based on quoted market prices as of that date. The fair value of the Company's debt, exclusive of the 2024 Debentures, approximates carrying value.

Allowance for Doubtful Accounts and Bad Debt Expense

An allowance for doubtful accounts is recorded for estimated uncollectible amounts due from Customers. The process for estimating the allowance for doubtful accounts associated with Clarient's diagnostic services involves significant assumptions and judgments. The allowance for doubtful accounts is adjusted periodically, based upon an evaluation of historical collection experience and other relevant factors. The payment realization cycle for certain governmental and managed care payors can be lengthy, involving denial, appeal, and adjudication processes. Clarient's receivables are subject to periodic adjustments that may be significant. Adjustments to the allowance for doubtful accounts are charged to bad debt expense. Accounts receivable are written off when identified as uncollectible and deducted from the allowance after appropriate collection efforts have been exhausted.

Property and Equipment

Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Provision for depreciation and amortization is based on the lesser of the estimated useful lives of the assets or the remaining lease term (buildings and leasehold improvements, 5 to 15 years; machinery and equipment, 3 to 15 years) and is computed using the straight-line method.

Intangible Assets, net

Intangible assets with indefinite useful lives are not amortized but instead are tested for impairment at least annually, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual value.

Purchased in-process research and development ("IPR&D") represents the value assigned in a purchase business combination to research and development projects of the acquired business that had commenced but had not yet been completed at the date of acquisition and which have no alternative future use. In accordance with SFAS No. 2, "Accounting for Research and Development Costs," as clarified by FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method," amounts assigned to IPR&D meeting the above criteria must be charged to expense as part of the allocation of the purchase price of the business combination.

Goodwill Impairment

The Company conducts an annual review for impairment of goodwill as of December 1st and as otherwise required by circumstances or events in accordance with SFAS No. 142. Additionally, on an interim basis, the Company assesses the impairment of goodwill whenever events or changes in circumstances would more likely than not reduce the fair value of a reporting unit below its carrying amount. Impairment charges related to goodwill of consolidated partner companies are included in Goodwill impairment in the Consolidated Statements of Operations.

Impairment of Equity Method and Cost Method Companies

On a periodic basis, but no less frequently than at the end of each quarter, the Company evaluates the carrying value of its equity and cost method partner companies for possible impairment based on achievement of business plan objectives and milestones, the fair value of each partner company relative to its carrying value, the financial condition and prospects of the partner company and other relevant factors. The business plan objectives and milestones the Company considers include, among others, those related to financial performance, such as achievement of planned financial results or completion of capital raising activities, and those that are not primarily financial in nature, such as hiring of key employees or the establishment of strategic relationships. Management then determines whether there has been an other than temporary decline in the value of its ownership interest in the company. Impairment is measured by the amount by which the carrying value of an asset exceeds its fair value.

The fair value of privately held companies is generally determined based on the value at which independent third parties have invested or have committed to invest in these companies or based on other valuation methods, including discounted cash flows, valuation of comparable public companies and the valuation of acquisitions of similar companies. The fair value of the Company's ownership interests in private equity funds generally is determined based on the value of its pro rata portion of the fair value of the funds' net assets.

Impairment charges related to equity method partner companies are included in Equity loss in the Consolidated Statements of Operations. Impairment charges related to cost method partner companies are included in Other income (loss), net in the Consolidated Statements of Operations.

The reduced cost basis of a previously impaired partner company is not written-up if circumstances suggest the value of the company has subsequently recovered.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of

The Company reviews long-lived assets, including property and equipment and amortizable intangibles, for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to forecasted undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Recoverability of Note Receivable — Related Party

The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company does not accrue interest when a note is considered impaired. All cash receipts from impaired notes are applied to reduce the original principal amount of such note until the principal has been fully recovered and would be recognized as interest income thereafter. Cash receipts in excess of the carrying value of the note are included in Recovery — Related Party in the Consolidated Statements of Operations until such time that the original principal has been recovered.

Revenue Recognition

Revenue for Clarient's diagnostic testing and interpretive services is recognized at the time of completion of such services. Clarient's services are billed to various payors, including Medicare, health insurance companies and other directly billed healthcare institutions and patients. Clarient reports revenue from contracted payors, including certain health insurance companies and healthcare institutions, based on the contracted rate or in certain instances, Clarient's estimate of such rate. For billings to Medicare, Clarient utilizes the published fee schedules, net of standard discounts commonly referred to as "contractual allowances". Clarient reports revenue from non-contracted payors, including certain insurance companies and patients, based on the amount expected to be collected for services provided. Adjustments resulting from actual collections compared to Clarient's estimates are recognized in the period realized.

Defined Contribution Plans

Defined contribution plans are contributory and cover eligible employees of the Company and its consolidated partner company. The Company's defined contribution plan allows eligible employees, as defined in the plan, to contribute to the plan up to 75% of their pre-tax compensation, subject to the maximum contributions allowed by the Internal Revenue Code. Through December 31, 2008, the Company determined the amount, if any, of the employer-paid matching contribution at the end of each calendar year. Additionally, the Company may make annual discretionary contributions under the plan based on a participant's eligible compensation. Its consolidated partner company also generally matches a portion of employee contributions to its plan. Expense relating to defined contribution plans was $0.3 million in 2008, $0.5 million in 2007 and $0.4 million in 2006.

Income Taxes

The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company measures deferred tax assets and liabilities using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. The Company recognizes the effect on deferred tax assets and liabilities of a change in tax rates in income in the period of the enactment date. The Company provides valuation allowances against the net deferred tax asset for amounts which are not considered more likely than not to be realized.

Net Income (Loss) Per Share

The Company computes net income (loss) per share (EPS) using the weighted average number of common shares outstanding during each year. The Company includes in diluted EPS common stock equivalents (unless anti-dilutive) which would arise from the exercise of stock options and conversion of other convertible securities and is adjusted, if applicable, for the effect on net income (loss) of such transactions. Diluted EPS calculations adjust net income (loss) for the dilutive effect of common stock equivalents and convertible securities issued by the Company's consolidated partner companies.

Comprehensive Income (Loss)

Comprehensive income (loss) is the change in equity of a business enterprise during a period from non-owner sources. Excluding net income (loss), the Company's sources of other comprehensive income (loss) are from net unrealized appreciation (depreciation) on available-for-sale securities and foreign currency translation adjustments. Reclassification adjustments result from the recognition in net income (loss) of unrealized gains or losses that were included in comprehensive income (loss) in prior periods.

Segment Information

The Company reports segment data based on the management approach which designates the internal reporting which is used by management for making operating decisions and assessing performance as the source of the Company's reportable operating segments.

New Accounting Pronouncements

In April 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position FAS 142-3, "Determination of the Useful Life of Intangible Assets." FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, of adopting FSP FAS 142-3 on the Company's Consolidated Financial Statements.

In November 2008, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 08-6, "Equity Method Accounting Considerations". EITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor's basis of the impaired asset for the investors pro-rata share of such impairment In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor's ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with ay gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", or the cost method under APB 18 as appropriate. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact, if any, of adopting EITF 08-6 on the Company's Consolidated Financial Statements.

In October 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position FAS157-3 "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" ("FSP FAS157-3") which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of FSP FAS157-3 did not have a material impact on the Company's Consolidated Financial Statements.

In June 2008, the Emerging Issues Task Force ("EITF") ratified Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 clarifies how to determine whether certain instruments or features were indexed to an entity's own stock. The consensus will replace EITF 01-6 as a critical component of the literature applied to evaluating financial instruments for debt or equity classification and embedded features for bifurcation as derivatives. EITF 07-5 will become effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently analyzing the impact on the Company's Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Liabilities" ("SFAS No. 159"). SFAS No. 159 allows companies to choose, at specific election dates, to measure eligible financial assets and liabilities that are not otherwise required to be measured at fair value, at fair value. Under SFAS No. 159, companies would report unrealized gains and losses for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize up-front costs and fees related to those items in earnings as incurred. SFAS No. 159 became effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material impact on the Company's Consolidated Financial Statements due to its election to not measure partner company holdings at fair value.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. The requirements of SFAS No. 157 became effective for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB decided that an entity need not apply this standard to nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis until the subsequent year. The adoption of SFAS No. 157 did not have a material impact on the Company's Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS No. 141(R) significantly changes the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date at fair value with limited exceptions. SFAS No. 141(R) further changes the accounting treatment for certain specific items, including:

- Acquisition costs will be generally expensed as incurred;
- Non-controlling interests (formerly known as "minority interests" – see SFAS No. 160 discussion below) will be valued at fair value at the acquisition date;
- Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;
- In-process research and development (IPR&D) will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;
- Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and
- Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS No. 141(R) includes a substantial number of new disclosure requirements. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of non-controlling interests (minority interests) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to non-controlling interests will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that does not result in deconsolidation are treated as equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS No. 160 is effective for fiscal years beginning after November 15, 2008. The adoption of SFAS No. 160 will result in the reclassification of minority interests from long- term liabilities to shareholders' equity. Minority interest at December 31, 2008 was $0 million.

In May 2008, the FASB issued Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 identifies the sources for generally accepted accounting principles ("GAAP") in the U.S. and lists the categories in descending order. An entity should follow the highest category of GAAP applicable for each of its accounting transactions. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The adoption of SFAS No. 162 will not have a material effect on the Company's Consolidated Financial Statements.

2. Discontinued Operations

The following are reported in discontinued operations for all periods through their respective sale date.

Acsis, Alliance Consulting and Laureate Pharma

On May 6, 2008, the Company consummated a transaction (the "Bundle Sale") pursuant to which it sold all of its equity and debt interests in Acsis, Inc. ("Acsis"), Alliance Consulting Group Associates, Inc. ("Alliance Consulting"), Laureate Pharma, Inc. ("Laureate Pharma"), ProModel Corporation ("ProModel") and Neuronyx, Inc. ("Neuronyx") (collectively, the "Bundle Companies").

Of the companies included in the Bundle Transaction, Acsis, Alliance Consulting and Laureate Pharma were majority-owned partner companies; Neuronyx and ProModel were minority-owned partner companies. The Company has presented the results of operations of Acsis, Alliance Consulting and Laureate Pharma as discontinued operations for all periods presented. Goodwill of $48.9 million related to Alliance Consulting and $11.5 million related to Acsis was included in discontinued operations at December 31, 2007.

In the first quarter of 2008, the Company recognized an impairment loss of $3.6 million to write down the aggregate carrying value of the Bundle Companies to the total anticipated proceeds, less estimated costs to complete the Bundle Transaction. In the second quarter of 2008, prior to the completion of the Bundle Transaction, the Company recorded a net loss of $1.6 million in discontinued operations related to the operations of Acsis, Alliance Consulting and Laureate Pharma. In the second quarter of 2008 the Company recorded a charge of $0.9 million in discontinued operations to accrue for severance payments due to the former CEO of Alliance Consulting in connection with the Bundle Transaction and recorded a pre-tax gain on disposal of $1.4 million which is also recorded in discontinued operations.

The gross proceeds to the Company from the Bundle Transaction were $74.5 million, of which $6.4 million is to be held in escrow through April 2009, plus amounts advanced to certain of the Bundle Companies during the time between the signing of the Bundle Transaction agreement and its consummation. Guarantees of certain Bundle Company credit facilities by the Company of $31.5 million were eliminated upon the closing of the Bundle Transaction.

Pacific Title & Art Studio

In March 2007, the Company sold Pacific Title & Art Studio for net cash proceeds of approximately $21.9 million, including $2.3 million cash deposited into escrow. As a result of the sale, the Company recorded a pre-tax gain of $2.7 million in 2007. During 2008, the Company recorded a loss of $2.7 million, which was included within Loss from discontinued operations in the Consolidated Statements of Operations, related to additional compensation paid to the former CEO of Pacific Title & Art Studio in connection with the March 2007 sale and related legal fees (see Note 16). Pacific Title & Art Studio is reported in discontinued operations for all periods presented.

Clarient — Technology Business

In March 2007, Clarient sold its technology business (which developed, manufactured and marketed the ACIS Automated Image Analysis System) and related intellectual property to Carl Zeiss MicroImaging, Inc. (the "ACIS Sale") for cash proceeds of $11.0 million (excluding $1.5 million in contingent purchase price). As a result of the sale, Clarient recorded a pre-tax gain of $3.6 million in 2007. Goodwill of $2.1 million related to the technology business was included in discontinued operations at December 31, 2007.

Mantas

In October 2006, the Company completed the sale of its interest in Mantas for net cash proceeds of approximately $112.8 million, including $19.3 million deposited into escrow. The Company recorded a pre-tax gain of $83.9 million in 2006. Mantas sold its telecommunications business and certain related assets and liabilities in the first quarter of 2006 for $2.1 million in cash. As a result of the sale, Mantas recorded a gain of $1.9 million in 2006 which is also reported in discontinued operations.

Alliance Consulting — Southwest Region Business

Alliance Consulting completed the sale of its Southwest region business in May 2006 for proceeds of $4.5 million, including cash of $3.0 million and stock of the acquiror of $1.5 million which was subsequently sold. As a result of the sale, Alliance Consulting recorded a gain of $1.6 million in 2006.

Results of discontinued operations were as follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Revenue	$ 45,712	$ 140,509	$ 199,604
Operating expenses	(49,668)	(156,688)	(214,450)
Impairment of carrying value	(3,634)	(5,438)	-
Other	(1,547)	(2,031)	(1,848)
Loss before income taxes and minority interest	(9,137)	(23,648)	(16,694)
Income tax (expense) benefit	-	93	(475)
Loss before minority interest	(9,137)	(23,555)	(17,169)
Minority interest	17	(2,105)	1,486
Loss from operations	(9,120)	(25,660)	(15,683)
Gain (loss) on disposal, net of tax	(116)	6,273	87,528
Income (loss) from discontinued operations, net of tax	$ (9,236)	$ (19,387)	$ 71,845

The assets and liabilities of discontinued operations were as follows:

	December 31, 2007
	(In thousands)
Cash	$ 3,764
Accounts receivable, less allowances	24,858
Inventory	3,333
Other current assets	912
Total current assets	32,867
Property and equipment, net	23,859
Intangibles	9,960
Goodwill	64,095
Other assets	1,506
Total Assets	$ 132,287
Current portion of long-term debt	$ 28,257
Accounts payable	4,520
Accrued expenses	10,774
Deferred revenue	6,100
Other current liabilities	481
	50,132
Long-term debt	3,840
Minority interest	396
Deferred income taxes	1,026
Other long-term liabilities	654
Total Liabilities	$ 56,048
Carrying value	$ 76,239

3. Business Combinations

In December 2008, the Company purchased additional shares of Rubicor Medical, Inc. ("Rubicor") from an existing investor for nominal consideration, increasing its ownership interest in Rubicor to 44.6% from 35.7%. The Company had previously acquired an interest in Rubicor in August 2006 for $20.0 million in cash. Rubicor has developed and is commercializing medical devices for minimally invasive breast biopsy and tissue removal. The Company accounts for its holdings in Rubicor under the equity method. The difference between the Company's cost and its interest in the underlying net assets of Rubicor has been allocated to in-process-research and development resulting in a $0.6 million charge, which is reflected in Equity loss in the Consolidated Statement of Operations for 2006 and intangible assets as reflected in the carrying value in Ownership interests in and advances to companies on the Consolidated Balance Sheet. During 2008, Rubicor halted operations and furloughed employees while it sought additional funding. The Company recognized an impairment charge of $4.0 million in 2008, which is reflected in Equity loss in the Consolidated Statement of operations.

In November 2008, the Company acquired 31.2% of Garnet BioTherapeutics, Inc. ("Garnet") for $2.5 million in cash. Garnet is a clinical stage regenerative medicine company targeting the acceleration of healing and reduction of scarring associated with surgical procedures and other dermatologic conditions. The Company accounts for its holdings in Garnet under the equity method. The difference between the Company's cost and its interest in the underlying net assets, based on the Company's preliminary allocation, was allocated to intangible assets and goodwill as reflected in the carrying value in Ownership interests in and advances to companies on the Consolidated Balance Sheet.

In October 2008, the Company acquired 4.5% of Tengion, Inc. ("Tengion") for $7.5 million in cash. Tengion is a clinical stage regenerative medicine company that is focused on developing, manufacturing and commercializing human neo-organs and neo-tissues. The Company accounts for its holdings in Tengion under the cost method.

In September and December 2008, the Company acquired 37.8% of Molecular Biometrics, Inc. ("Molecular Biometrics") for $3.5 million in cash, including the conversion into equity interests of $1.9 million previously advanced to the company. Molecular Biometrics is a metabolomics company developing novel clinical tools for applications in personalized medicine to more accurately characterize biologic function in health and disease. The Company accounts for its holdings in Molecular Biometrics under the equity method. The difference between the Company's cost and its interest in the underlying net assets was allocated to in-process research and development, resulting in a $2.5 million charge which is reflected in Equity loss in the Consolidated Statement of Operations for 2008.

In August 2008, the Company deployed $1.5 million in Alverix, Inc. ("Alverix"), to maintain a 50.0% ownership interest. The Company had previously acquired its ownership interest in Alverix for $2.4 million in cash in October 2007. Alverix is an optoelectronics company that produces low-cost, handheld readers with the accuracy and precision of laboratory instruments. The Company accounts for its holdings in Alverix under the equity method. The difference between the Company's cost and its interest in the underlying net assets of Alverix was allocated to intangible assets and goodwill as reflected in the carrying value in Ownership interests in and advances to partner companies on the Consolidated Balance Sheets.

In the third quarter of 2008, the Company funded NextPoint Networks $1.6 million in cash. In September 2008, NextPoint Networks was merged with GENBAND, resulting in the Company holding a 2.3% ownership interest in the combined company. GENBAND provides media gateway, IP security and session border gateway technology to telecommunications providers. In September and December 2007, the Company funded NexTone Communications, Inc., a predecessor entity to NextPoint Networks, $2.2 million and $2.1 million in cash, respectively. The Company accounts for its holdings in GENBAND under the cost method.

In July 2008, the Company provided additional funding to Authentium in the form of $0.8 million convertible notes. In conjunction with this funding, due to anti-dilution provisions contained in an earlier equity funding, the Company's voting interest in Authentium increased from 19.9% to 20.0%, the threshold at which the Company believes it exercises significant influence. Accordingly, the Company adopted the equity method of accounting for its holdings in Authentium. See Note 19 regarding the change in accounting treatment for the Company's holdings in Authentium from the cost method to the equity method. The Company previously had acquired an interest in Authentium in June 2007 and April 2006 for $3.0 million and $5.5 million, respectively. Authentium provides anti-malware and identity protection software.

In July 2008, the Company acquired 29.3% of Swaptree, Inc. ("Swaptree") for $3.4 million in cash. Swaptree is an internet-based business that enables users to trade books, CDs, DVDs and video games using its proprietary trade matching software. The Company accounts for its holdings in Swaptree under the equity method. The difference between the Company's cost and its interest in the underlying net assets of Swaptree was allocated to intangible assets and goodwill as reflected in the carrying value in Ownership interests in and advances to partner companies on the Consolidated Balance Sheet.

In July 2008, the Company deployed $3.3 million of cash in NuPathe, Inc ("NuPathe"), resulting in an ownership interest of 23.4%. In April 2008, the Company deployed $1.0 million in cash in NuPathe at which time the Company's ownership interest was 27.8%. The Company previously deployed $5.0 million in NuPathe in 2007 and 2006. NuPathe is a specialty pharmaceutical company developing innovative therapeutic products for the treatment of neurological and psychiatric diseases, including migraines and Parkinson's disease. The Company accounts for its holdings in NuPathe under the equity method. As a result of the decrease in the Company's ownership position in July 2008, the Company recognized a $0.7 million change in interest gain directly to additional paid-in capital. The difference between the Company's cost and its interest in the underlying net assets of NuPathe has been allocated to in-process research and development, resulting in charges of $0.1 million and $0.2 million in 2008 and 2007, respectively, which are reflected in Equity loss in the Consolidated Statements of Operations and goodwill as reflected in the carrying value in Ownership interests in and advances to partner companies on the Consolidated Balance Sheets. The Company recognized a $1.3 million charge in 2008 in Equity loss in the Consolidated Statements of Operations, related to an in-process research and development charge recorded by NuPathe.

In May 2008, the Company increased its ownership interest in Advantedge Healthcare Solutions ("AHS") from 35.1% to 37.9% for $3.2 million in cash. The Company had previously acquired an interest in AHS in November 2006 for $5.8 millon in cash. AHS is a healthcare information technology ("HCIT") company that provides medical billing software and services to healthcare providers on an outsourced basis. The Company accounts for its holdings in AHS under the equity method. The difference between the Company's cost and its interest in the underlying net assets of AHS was allocated to intangible assets and goodwill as reflected in the carrying value in Ownership interests in and advances to partner companies on the Consolidated Balance Sheets.

In February 2008, the Company deployed $2.8 million of cash in Portico Systems, Inc ("Portico"), to maintain a 46.8% ownership interest. The Company previously had acquired an interest in Portico in August 2006 for $6.0 million in cash. Portico is an HCIT company that is pioneering the next generation of healthcare payor software solutions. The Company accounts for its holdings in Portico under the equity method. The difference between the Company's cost and its interest in the underlying net assets of Portico was allocated to intangible assets and goodwill as reflected in the carrying value in Ownership interests in and advances to partner companies on the Consolidated Balance Sheets.

In August 2007, the Company acquired 21.1% of Bridgevine, Inc. ("Bridgevine") for $8.0 million in cash. Bridgevine is an internet media company that enables online consumers to shop for special offers as well as compare and purchase digital services and products such as internet, phone, VoIP, TV, wireless, music, entertainment and more. The Company accounts for its holdings in Bridgevine under the equity method. The difference between the Company's cost and its interest in the underlying net assets of Bridgevine was allocated to intangible assets and goodwill as reflected in the carrying value in Ownership interests in and advances to companies on the Consolidated Balance Sheet.

In August 2007, the Company acquired 14.0% of Kadoo, Inc. for $2.2 million in cash. Kadoo was a start-up company established to enable online users to post, manage and securely share large volumes of digital photos, videos and other files. The Company accounts for its holdings in Kadoo under the cost method. Kadoo effectively ceased operations in February 2009 and the Company wrote down its carrying value in Kadoo to $0.0 million as of December 31, 2008.

In June 2007, the Company acquired 40.3% of Cellumen, Inc. ("Cellumen") for $6.0 million in cash. Cellumen delivers proprietary services and products to support drug discovery and development. The Company accounts for its holdings in Cellumen under the equity method. The difference between the Company's cost and its interest in the underlying net assets of Cellumen was allocated to in-process research and development, resulting in a $0.2 million charge in 2007, as reflected in Equity loss in the Consolidated Statements of Operations, and to intangible assets and goodwill as reflected in the carrying value in Ownership interests in and advances to companies on the Consolidated Balance Sheet.

In May 2007, the Company acquired 14.2% of Avid Radiopharmaceuticals, Inc. ("Avid") for $7.3 million in cash. Avid is developing molecular imaging agents to detect neurodegenerative diseases. The Company accounts for its holdings in Avid under the cost method.

In May 2007, the Company increased its ownership interest in Advanced BioHealing, Inc. ("ABH") to 28.3% for $2.8 million in cash. The Company previously had acquired a 23.9% interest in ABH in February 2007 for $8.0 million in cash. ABH develops and markets cell-based and tissue engineered products that use living cells to repair or replace body tissue damaged by injury, disease or the aging process. The Company accounts for its holdings in ABH under the equity method. The difference between the Company's cost and its interest in the underlying net assets of ABH was allocated to intangible assets and goodwill as reflected in the carrying value in Ownership interests in and advances to companies on the Consolidated Balance Sheet.

In March 2007, the Company acquired 37.1% of Beyond.com, Inc. ("Beyond.com") for $13.5 million in cash. Beyond.com is an internet-based business that provides career services and technology to job seekers and employers throughout the United States and Canada. The Company accounts for its holdings in Beyond.com under the equity method. The difference between the Company's cost and its interest in the underlying net assets of Beyond.com was allocated to intangible assets and goodwill as reflected in the carrying value in Ownership interests in and advances to companies on the Consolidated Balance Sheet.

In September 2006, the Company acquired additional common shares of Clarient for $3 million in cash. As a result of the funding, the Company's ownership in Clarient increased to 60%. The difference between the Company's cost and its interest in the underlying net assets of Clarient was allocated to fixed assets of $0.2 million with estimated depreciable lives of 3 years and to intangible assets which were subsequently sold in the ACIS Sale.

4. Marketable Securities

Marketable securities included the following:

	Current As of December 31,		Non-Current As of December 31,	
	2008	2007	2008	2007
	(In thousands)		(In thousands)	
Held-to-maturity:				
Commercial paper	$ 1,551	$ 590	$ -	$ -
Restricted U.S. Treasury securities	1,990	3,904	-	1,949
U.S. Treasury Bills	499	-	-	-
Government agency bonds	351	-	-	-
Certificates of deposit	12,300	-	-	-
	$ 16,691	$ 4,494	$ -	$ 1,949

As of December 31, 2008, the contractual maturities of securities were as follows:

	Years to Maturity			
	Less than One Year	One to Five Years	No Single Maturity Date	Total
	(In thousands)			
Held-to-maturity	$ 16,691	$ -	$ -	$ 16,691

Held-to-maturity securities are carried at amortized cost, which, due to the short-term maturity of these instruments, approximates fair value using quoted prices in active markets for identical assets or liabilities, defined as Level 1 inputs under SFAS No. 157.

5. Property and Equipment

Property and equipment consisted of the following:

	As of December 31,	
	2008	2007
	(In thousands)	
Building and improvements	$ 9,034	$ 9,062
Machinery and equipment	17,735	14,300
	26,769	23,362
Accumulated depreciation	(14,400)	(11,648)
	$ 12,369	$ 11,714

6. Ownership Interests in and Advances to Companies

The following summarizes the carrying value of the Company's ownership interests in and advances to partner companies and private equity funds accounted for under the equity method or cost method of accounting.

	As of December 31,	
	2008	2007
	(In thousands)	
Equity Method:		
Partner companies	$ 55,855	$ 67,852
Private equity funds	2,228	2,326
	58,083	70,178
Cost Method:		
Partner companies	23,332	16,490
Private equity funds	3,396	3,370
Advances to partner companies	750	-
	$ 85,561	$ 90,038

Impairment charges related to cost method partner companies were $2.3 million, $5.3 million and $0.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. The charge in 2008 related to Kadoo which has ceased operations. The charge in 2007 related to Ventaira Pharmaceuticals. Impairment charges related equity method partner companies were $6.6 million in 2008 reflecting $4.0 million related to Rubicor and $2.6 million related to Authentium. The adjusted carrying values of Rubicor and Authentium at December 31, 2008 were $4.2 million and $4.5 million, respectively. The amount of each impairment charge was determined by comparing the carrying value of the respective partner company to its estimated fair value. Impairment charges associated with equity method partner companies are included in Equity loss in the Consolidated Statements of Operations. Impairment charges related to cost method partner companies are included in Other income (loss), net in the Consolidated Statements of Operations.

Rubicor has halted operations and furloughed or terminated employees while it continues a process begun in 2008 to attract additional funding. As discussed in Note 1, the Company evaluates the carrying value of its equity and cost method companies for possible impairment no less frequently than at the end of each quarter. In conjunction with the Company's impairment analysis of Rubicor as of December 31, 2008, the Company engaged an independent valuation firm to estimate Rubicor's business enterprise value. The Company and Rubicor have also had discussions with several third parties who have expressed interest in providing funding to Rubicor. Utilizing the estimate provided by the independent valuation firm and the range of values indicated by such potential investors, the Company determined that the carrying value of Rubicor was impaired. The Company therefore recognized an impairment charge of $4.0 million in the fourth quarter of 2008 to reduce the carrying value of its interest in Rubicor to its estimated fair value of $4.2 million.

As discussed in Note 3, in conjunction with the acquisition of its interest in Rubicor in August 2006, the Company allocated the excess of its cost over its interest in the underlying net assets of Rubicor to in-process research and development, resulting in a $0.6 million charge, which is reflected in Equity loss in the Consolidated Statement of Operations for 2006 and intangible assets which are reflected in the carrying value in Ownership interests in and advances to companies on the Consolidated Balance Sheet. The most significant of the intangible assets is the core technology Rubicor has developed which is embedded in Rubicor's biopsy and tissue removal devices. This technology includes (i) a minimally invasive single-insertion, multi-sample breast biopsy device; (ii) a breast biopsy device which utilizes an RF-powered loop and a small collection bag to excise and remove abnormal tissue in a percutaneous, office-based procedure and (iii) an ultrasound-guided soft tissue excision device for surgical removal of suspicious tissue.

The Company believes that this core technology developed by Rubicor, which is reflected in the carrying value of Rubicor within Ownership interest in and advances to companies on the Consolidated Balance Sheet, has significant value and supports the remaining $4.2 million carrying value.

The following unaudited summarized financial information for partner companies and funds accounted for under the equity method at December 31, 2008 and 2007 and for the three years ended December 31, 2008, 2007 and 2006, has been compiled from the unaudited financial statements of our respective partner companies and funds and reflects certain historical adjustments. Results of operations of the partner companies and funds are excluded for periods prior to their acquisition and subsequent to their disposition. The Company reports its share of the income or loss of the equity method partner companies on a one quarter lag.

	As of December 31,	
	2008	2007
	(In thousands)	
Balance Sheets:		
Current assets	$ 101,841	$ 88,678
Non-current assets	111,274	112,302
Total Assets	$ 213,115	$ 200,980
Current liabilities	$ 39,847	$ 28,976
Non-current liabilities	18,744	10,191
Shareholders' equity	154,524	161,813
Total Liabilities and Shareholders' Equity	$ 213,115	$ 200,980

As of December 31, 2008, the Company's carrying value in equity method partner companies, in the aggregate, exceeded the Company's share of the net assets of such companies by approximately $37.2 million. Of this excess, $20.6 million was allocated to goodwill and $16.6 million was allocated to intangible assets.

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Results of Operations:			
Revenue	$ 92,366	$ 39,547	$ 4,717
Gross profit	$ 52,906	$ 23,711	$ 3,738
Net loss	$ (61,560)	$ (43,986)	$ (29,778)

Included above are the results of operations and assets and liabilities of Rubicor. Due to the significance of Rubicor's results of operations and the related impairment charge to the Company's net loss from continuing operations before income tax, the unaudited summarized financial information for Rubicor is presented below.

	As of December 31,	
	2008	2007
	(In thousands)	
Balance Sheets:		
Current assets	$ 1,290	$ 15,421
Non-current assets	986	868
Total Assets	$ 2,276	$ 16,289
Current liabilities	$ 7,002	$ 8,992
Non-current liabilities	95	-
Shareholders' (deficit) equity	(4,821)	7,297
Total Liabilities and Shareholders' (Deficit) Equity	$ 2,276	$ 16,289

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Results of Operations:			
Revenue	$ 638	$ 631	$ 30
Gross (loss) profit	$ (2,540)	$ 96	$ 11
Net loss	$ (12,300)	$ (13,027)	$ (1,363)

7. Long-term Debt and Credit Arrangements

Consolidated long-term debt consisted of the following:

Continuing Operations:

	As of December 31, 2008	As of December 31, 2007
	(In thousands)	
Consolidated partner company credit line borrowings (guaranteed by the Company)	$ 9,000	$ 9,000
Consolidated partner company credit line borrowings (not guaranteed by the Company)	5,104	4,997
	14,104	13,997
Capital lease obligations and other borrowings	608	2,416
	14,712	16,413
Less current maturities	(14,367)	(15,507)
Total long-term debt, less current portion	$ 345	$ 906

Discontinued Operations:

	As of December 31, 2007 (In thousands)
Consolidated partner company credit line borrowings (guaranteed by the Company)	$ 18,500
Consolidated partner company credit line borrowings (not guaranteed by the Company)	7,515
Consolidated partner company term loans and other borrowings (guaranteed by the Company)	6,019
	32,034
Capital lease obligations and other borrowings	63
	32,097
Less current portion	(28,257)
Total long-term debt of discontinued operations, less current portion	$ 3,840

At December 31, 2008, the Company maintained a revolving credit facility that provided for borrowings and issuances of letters of credit and guarantees, up to $30.0 million (the "2008 Facility"), which is due to expire on June 29, 2009. Borrowing availability under the facility was reduced by the amounts outstanding for the Company's borrowings and letters of credit and amounts guaranteed under Clarient's credit facility maintained with that same lender. This credit facility bore interest at the prime rate (3.25% at December 31, 2008) for outstanding borrowings. The credit facility was subject to an unused commitment fee of 0.125% per annum, which was subject to reduction based on deposits maintained at the bank. The credit facility required the Company to maintain an unrestricted cash collateral account at that same bank, equal to the Company's borrowings and letters of credit and amounts borrowed by Clarient under its guaranteed facility maintained with that same bank. At December 31, 2008, the required cash collateral, pursuant to the Company's credit facility agreement, was $17.9 million, which amount was included within Cash and cash equivalents on the Consolidated Balance Sheet as of December 31, 2008. Cash collateral requirements of $21.3 million were eliminated upon closing of the Bundle Transaction.

Availability under the Company's revolving credit facility at December 31, 2008 was as follows:

	Total (In thousands)
Size of facility	$ 30,000
Guarantee of Clarient facility at same bank	(12,300)
Outstanding letter of credit(a)	(6,336)
Amount available	$ 11,364

(a) In connection with the sale of CompuCom, the Company provided a letter of credit to the landlord of CompuCom's Dallas headquarters which letter of credit will expire on March 19, 2019, in an amount equal to $6.3 million.

On February 6, 2009, the Company entered into a new loan agreement with a separate bank. See Note 23.

At December 31, 2008, Clarient had an $11.3 million revolving credit agreement with a bank, which was amended and restated on February 27, 2009 to extend its maturity date to March 30, 2010 and to increase the total amount of the facility to $12.0 million. Outstanding borrowings under the revolving credit agreement were $9.0 million at December 31, 2008. Such borrowings are used for working capital purposes. The remaining availability under the revolving credit agreement was used to maintain a $2.3 million stand-by letter of credit for the landlord of Clarient's leased facility in Aliso Viejo, California. As of December 31, 2008, Clarient had no additional availability under the revolving credit agreement. The Company guarantees Clarient's borrowings under the revolving credit agreement.

The February 2009 amendment eliminated the minimum adjusted EBITDA covenant and replaced it with a covenant that requires Clarient to maintain a "fixed charge coverage ratio" as defined in the agreement, on a cumulative annualized basis of 1.00 through June 30, 2009, 1.10 through September 30, 2009, and 1.20 through December 31, 2009.

At Clarient's option during 2008, borrowings under the revolving credit agreement bore interest at the bank's rate prime rate minus 0.5% or at a rate equal to 30-day LIBOR plus 2.45%, provided however that upon the achievement of certain financial performance metrics the rate would decrease by 0.25%. As a result of the February 2009 amendment, borrowings under the revolving credit agreement will bear interest at 30-day LIBOR, measured daily, plus 2.40%, effective February 27, 2009. Interest expense on the outstanding balance under the revolving credit agreement for 2008, 2007, and 2006 was $0.4 million, $0.7 million, and $0.2 million, respectively.

On July 31, 2008, Clarient entered into a secured credit agreement with a finance company, which was amended and restated on February 27, 2009 to extend its maturity date to January 31, 2010. The secured credit agreement is a revolving facility under which Clarient may borrow up to a maximum of $8.0 million, secured by Clarient's accounts receivable and related assets. The secured credit agreement's maturity date may be extended for an additional 12 month period upon the satisfaction of certain conditions as outlined in the agreement.

Outstanding borrowings under the secured credit agreement were $5.1 million at December 31, 2008. The revolving credit agreement discussed above is subordinated to the secured credit agreement. The amount which Clarient is entitled to borrow under the secured credit agreement at a particular time is based on the amount of Clarient's qualified accounts receivable and certain liquidity factors. Clarient had no additional availability as of December 31, 2008. During 2008, borrowings under the secured credit agreement bore interest at an annual rate equal to 30-day LIBOR (subject to a minimum annual rate of 2.50% at all times) plus an applicable margin of 5.25%. Clarient is required to pay a commitment fee of 0.75% per year on the daily average of unused credit availability and a collateral monitoring fee of 0.40% per year on the daily average of outstanding borrowings. Interest expense on the outstanding balance under the secured credit agreement for the year ended December 31, 2008 was $0.2 million.

In 2008 the secured credit agreement contained a financial covenant which required Clarient to maintain minimum adjusted EBITDA as defined in the agreement of $2.0 million for the nine month period ended

September 30, 2008 and of $2.9 million for the 12 month period ended December 31, 2008. Additional financial covenants in the secured credit agreement required Clarient to not exceed a maximum ratio of average borrowings under the secured credit agreement over average monthly cash collections, to limit annual capital expenditures to $4.0 million and to maintain a minimum level of liquidity, as defined in the agreement.

The February 2009 amendment to the secured credit agreement eliminated the minimum adjusted EBITDA covenant and replaced it with a covenant that requires Clarient to maintain a "fixed charge coverage ratio" as defined in the agreement on a cumulative annualized basis of 1.00 through June 30, 2009, 1.10 through September 30, 2009, and 1.20 through December 31, 2009.

In September 2006, Clarient entered into a $5.0 million senior secured revolving credit agreement with a third party lender. Borrowing availability under the agreement was based on the level of Clarient's qualified accounts receivable, less certain reserves. The agreement bore interest at variable rates based on the lower of the 30-day LIBOR plus 3.25%, or the prime rate plus 0.5%. In March 2008, Clarient borrowed $4.6 million from the Company under the subordinated revolving credit line provided by the Company to Clarient to repay and terminate this facility, and borrowed an additional $2.8 million from the Company to repay and terminate its equipment line of credit with the same lender.

Guarantees of certain Bundle Company credit facilities by the Company of $31.5 million were eliminated upon the closing of the Bundle Transaction.

Debt as of December 31, 2008 bore interest at fixed rates between 11.5% and 13.1% and variable rates between the 30-day LIBOR (subject to a minimum annual rate of 2.50% at all times) plus an applicable margin of 5.25% and the prime rate minus 0.5%, with a weighted average rate of 5.5%.

As of December 31, 2008, excluding the convertible senior debentures discussed in Note 8 below, the Company's debt matures as follows:

	Total (In thousands)
2009	$ 14,367
2010	277
2011	68
2012	-
2013 and thereafter	-
	$ 14,712

8. Convertible Senior Debentures

In February 2004, the Company completed the sale of $150 million of 2.625% convertible senior debentures with a stated maturity of March 15, 2024 (the "2024 Debentures"). Interest on the 2024 Debentures is payable semi-annually. At the debentures holders' option, the 2024 Debentures are convertible into the Company's common stock through March 14, 2024, subject to certain conditions. The conversion rate of the debentures is $7.2174 of principal amount per share. The closing price of the Company's common stock at December 31, 2008 was $0.69. The 2024 Debentures holders have the right to require the Company to repurchase the 2024 Debentures on March 21, 2011, March 20, 2014 or March 20, 2019 at a repurchase price equal to 100% of their face amount, plus accrued and unpaid interest. The 2024 Debentures holders also have the right to require repurchase of the 2024 Debentures upon certain events, including sale of all or substantially all of our common stock or assets, liquidation, dissolution, a change in control or the delisting of the Company's common stock from the New York Stock Exchange if the Company were unable to obtain a listing for its common stock on another national or regional securities exchange. Subject to certain conditions, the Company may redeem all or some of the 2024 Debentures commencing March 20, 2009.

During 2008, the Company repurchased $43.0 million in face value of the 2024 debentures for $33.5 million in cash, including accrued interest. In connection with the repurchase, the Company recorded $0.5 million of expense related to the acceleration of deferred debt issuance costs associated with the 2024 debentures, resulting in a net gain of $9.0 million which is included in Other income in the Consolidated Statement of Operations. During 2006, the Company repurchased $21 million in face value of the 2024 Debentures for $16.4 million in cash, including accrued interest. The Company recorded $0.4 million of expense related to the acceleration of deferred debt issuance costs associated with the 2024 Debentures, resulting in a net gain of $4.3 million, which is included in Other Income, Net in the Consolidated Statements of Operations. At December 31, 2008, the market value of the outstanding 2024 Debentures was approximately $60.0 million based on quoted market prices as of such date.

As required by the terms of the 2024 Debentures, after completing the sale of CompuCom in October 2004, the Company escrowed $16.7 million for interest payments through March 15, 2009 on the 2024 Debentures. A total of $2.0 million is included in Restricted marketable securities on the Consolidated Balance Sheet at December 31, 2008, which is classified as a current asset.

9. Accrued Expenses and Other Current Liabilities

Accrued expenses consisted of the following:

	As of December 31,	
	2008	2007
	(In thousands)	
Accrued professional fees	$ 860	$ 1,669
Other	7,425	12,534
	$ 8,285	$ 14,203

10. Shareholders' Equity

Preferred Stock

Shares of preferred stock, par value $0.10 per share, are voting and are issuable in one or more series with rights and preferences as to dividends, redemption, liquidation, sinking funds and conversion determined by the Board of Directors. At December 31, 2008 and 2007, there were one million shares authorized and none outstanding.

Shareholders' Rights Plan

In February 2000, the Company adopted a shareholders' rights plan. Under the plan, each shareholder of record on March 24, 2000 received the right to purchase 1/1000 of a share of the Company's Series A Junior Participating Preferred Stock at the rate of one right for each share of the Company's common stock then held of record. Each 1/1000 of a share of the Company's Series A Junior Participating Preferred Stock is designed to be equivalent in voting and dividend rights to one share of the Company's common stock. The rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender or exchange offer that would result in such a person or group owning 15% or more of the Company's common stock. If the rights do become exercisable, the Company's shareholders, other than the shareholders that caused the rights to become exercisable, will be able to exercise each right at an exercise price of $300 and receive shares of the Company's common stock having a market value equal to approximately twice the exercise price. As an alternative to paying the exercise price in cash, if the directors of the Company so determine, shareholders may elect to exercise their rights and, without the payment of any exercise price, receive half the number of shares of common stock that would have been received had the exercise price been paid in cash.

11. Stock-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) requires companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements.

Equity Compensation Plans

The Company has three equity compensation plans: the 1999 Equity Compensation Plan, with 9.0 million shares authorized for issuance; the 2001 Associates Equity Compensation Plan with 5.4 million shares authorized for issuance; and the 2004 Equity Compensation Plan, with 6.0 million shares authorized for issuance. Employees and consultants are eligible for grants of stock options, restricted stock awards, stock appreciation rights, stock units, performance units and other stock-based awards under each of these plans; directors and executive officers are eligible for grants only under the 1999 and 2004 Equity Compensation Plans. During 2008 and 2007, 1.5 million and 2.5 million options, respectively, were awarded outside of existing plans as inducement awards in accordance with New York Stock Exchange rules. The 1999 Equity Compensation Plan expired by its terms on February 10, 2009 and no further grants may be made under that plan.

To the extent allowable, service-based awards are incentive stock options. Options granted under the plans are at prices equal to or greater than the fair market value at the date of grant. Upon exercise of stock options, the Company issues shares first from treasury stock, if available, then from authorized but unissued shares. At December 31, 2008, the Company had reserved 24.6 million shares of common stock for possible future issuance under its equity compensation plans. The Company's consolidated partner company also maintains separate equity compensation plans for its employees, directors and advisors.

Classification of Stock-Based Compensation Expense

Stock-based compensation expense was recognized in continuing operations of the Consolidated Statements of Operations as follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Cost of sales	$ 133	$ 61	$ 17
Selling, general and administrative	3,316	5,289	5,231
	$ 3,449	$ 5,350	$ 5,248

Included in the expense above is stock-based compensation and mark-to-market adjustments related to liability-classified awards.

The Company

The fair value of the Company's stock-based awards to employees was estimated at the date of grant using the Black-Scholes option-pricing model. The risk-free rate is based on the U.S. Treasury yield curve in effect at the end of the quarter in which the grant occurred. The expected life of stock options granted was estimated using the historical exercise behavior of employees. Expected volatility was based on historical volatility for a period equal to the stock option's expected life.

	Year Ended December 31,		
	2008	2007	2006
Service-Based Awards			
Dividend yield	0%	0%	0%
Expected volatility	52%	61%	69%
Average expected option life	5 years	5 years	5 years
Risk-free interest rate	3.1%	4.5%	4.7%

	Year Ended December 31,		
	2008	2007	2006
Market-Based Awards			
Dividend yield	0%	0%	0%
Expected volatility	59%	55%	62%
Average expected option life	5 - 7 years	5 - 7 years	5 - 7 years
Risk-free interest rate	3.4%	5.0%	4.8%

	Year Ended December 31,		
	2008	2007	2006
Performance-Based Awards			
Dividend yield	0%	N/A	N/A
Expected volatility	50%	N/A	N/A
Average expected option life	4.4 years	N/A	N/A
Risk-free interest rate	3.0%	N/A	N/A

The weighted-average grant date fair value of options issued by the Company during the years ended December 31, 2008, 2007 and 2006 was $0.62, $1.46 and $1.36 per share, respectively.

The Company granted 1.5 million, 2.4 million and 1.6 million market-based stock option awards to employees during the years ended December 31, 2008, 2007 and 2006, respectively. The awards entitle participants to vest in a number of options determined by achievement of certain target stock price levels over an eight-year period. The requisite service periods for the market-based awards are based on the Company's estimate of the dates on which the market conditions will be met as determined using a Monte Carlo simulation model. Compensation expense is recognized over the requisite service periods using the straight-line method, but is accelerated if stock price targets are achieved earlier than estimated.

Based on the achievement of stock price targets, 41 thousand, 0.9 million and 1.7 million shares vested during the years ended December 31, 2008, 2007 and 2006, respectively. During the years ended December 31, 2008, 2007 and 2006, respectively, 2.8 million, 0.5 million and 0.8 million market-based awards were canceled or forfeited. The Company recorded $0.4 million, $1.7 million and $1.9 million of compensation expense related to the market-based awards in the years ended December 31, 2008, 2007 and 2006, respectively. The maximum number of unvested shares at December 31, 2008 attainable under these grants is 7.8 million shares.

The Company granted 2.0 million performance-based option awards to employees during the year ended December 31, 2008. Performance-based awards entitle participants to vest in a number of options determined by achievement of target capital returns based on net cash proceeds received by the Company on the sale, merger or other exit transaction of certain identified partner companies over an eight-year period. Vesting occurs, if at all, once per year on the anniversary date of the grant. The requisite service periods for the performance-based awards are based on the Company's estimate of when the performance conditions will be met. Compensation expense is recognized for performance-based awards for which the performance condition is considered probable of achievement. The Company recorded $0.1 million of compensation expense related to the performance-based awards in the year ended December 31, 2008. The maximum number of unvested shares at December 31, 2008 attainable under these grants is 2.0 million shares.

All other outstanding options are service-based awards that generally vest over four years after the date of grant and expire eight years after the date of grant. Compensation expense is recognized over the requisite service period using the straight-line method. The requisite service period for service-based awards is the period over which the award vests. The Company recorded $1.1 million, $1.8 million and $1.9 million of compensation expense related to these awards during the years ended December 31, 2008, 2007 and 2006, respectively.

During the years ended December 31, 2008, 2007 and 2006, respectively, the Company granted 65 thousand, 23 thousand and 21 thousand stock options to members of its advisory boards, which comprise non-employees. Such awards vest one year following grant, are equity-classified and are marked-to-market each period.

Option activity of the Company is summarized below:

	Shares (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In years)	Aggregate Intrinsic Value (In thousands)
Outstanding at December 31, 2005	18,971	$ 2.20		
Options granted	2,723	2.19		
Options exercised	(238)	1.58		
Options canceled/forfeited	(2,728)	3.74		
Outstanding at December 31, 2006	18,728	1.98		
Options granted	3,835	2.51		
Options exercised	(492)	1.51		
Options canceled/forfeited	(652)	3.62		
Outstanding at December 31, 2007	21,419	2.04		
Options granted	5,278	1.25		
Options exercised	(205)	1.31		
Options canceled/forfeited	(6,477)	2.53		
Outstanding at December 31, 2008	20,015	1.68	5.3	$ -
Options exercisable at December 31, 2008	7,474	1.89	3.8	-
Options vested and expected to vest at December 31, 2008	13,423	1.74	4.9	-
Shares available for future grant	3,541			

The total intrinsic value of options exercised for the years ended December 31, 2008, 2007 and 2006 was $0.0 million, $0.5 million and $0.2 million, respectively.

At December 31, 2008, total unrecognized compensation cost related to non-vested stock options granted under the plans for service-based awards was $1.8 million. That cost is expected to be recognized over a weighted-average period of 2.6 years.

At December 31, 2008, total unrecognized compensation cost related to non-vested stock options granted under the plans for market-based awards was $2.6 million. That cost is expected to be recognized over a weighted-average period of 3.3 years, but would be accelerated if market capitalization targets are achieved earlier than estimated.

At December 31, 2008, total unrecognized compensation cost related to non-vested stock options granted under the plans for performance-based awards was $1.0 million. That cost is expected to be recognized over a weighted-average period of 3.1 years but would be accelerated if stock price targets are achieved earlier than estimated.

The Company issued deferred stock units during the year ended December 31, 2008, to all non-employee directors as annual service grants and during the years ended December 31, 2008, 2007 and 2006, to certain directors who elected to defer all or a portion of directors' fees earned. Deferred stock units issued to directors in lieu of directors fees are 100% vested at the grant date; matching deferred stock units equal to 25% of directors' fees deferred vest one year following the grant date. Deferred stock units are payable in stock on a one-for-one basis. Payments in respect of the deferred stock units are generally distributable following termination of employment or service, death or permanent disability. Total compensation expense for deferred stock units and restricted stock was approximately $0.2 million, $0.1 million and $0.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. Unrecognized compensation expense related to deferred stock units and restricted stock at December 31, 2008 was $0.2 million. The total fair value of deferred stock units vested during the years ended December 31, 2008, 2007 and 2006 was $0.3 million, $0.1 million and $0.4 million, respectively.

Deferred stock unit and restricted stock activity is summarized below:

	Shares (In thousands)	Weighted Average Grant Date Fair Value
Unvested at December 31, 2006	71	$ 2.82
Granted	88	2.63
Vested	(91)	3.20
Forfeited	-	-
Unvested at December 31, 2007	68	2.51
Granted	381	1.21
Vested	(219)	1.86
Forfeited	(29)	2.33
Unvested at December 31, 2008	201	1.36

Consolidated Partner Company

The fair value of the Company's consolidated partner company stock-based awards issued to employees during the years ended December 31, 2008, 2007 and 2006 was estimated at the date of grant using the Black-Scholes option-pricing model. The risk-free rate was based on the U.S. Treasury yield curve in effect at the end of the quarter in which the grant occurred. Expected volatility for Clarient, the Company's only publicly held consolidated partner company, was based on historical volatility for a period equal to the stock option's expected life.

	Year Ended December 31,		
	2008	2007	2006
Dividend yield	0%	0%	0%
Expected volatility	68% to 80%	87%	57% to 89%
Average expected option life	5 years	4 to 6 years	3 to 5 years
Risk-free interest rate	1.6% to 3.4%	3.6% to 4.3%	4.5% to 5.2%

Compensation expense is recognized over the requisite service period using the straight-line method. The requisite service period is the period over which the award vests. The Company's consolidated partner company recorded $1.8 million, $1.8 million and $1.2 million of stock-based compensation expense in continuing operations related to these awards during the years ended December 31, 2008, 2007 and 2006, respectively.

At December 31, 2008, total unrecognized compensation cost related to non-vested stock options granted under the consolidated partner company plans was $2.8 million. That cost is expected to be recognized over a weighted-average period of 3.1 years.

12. Other Income (Loss)

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Gain on repurchase of convertible debentures, net	$ 9,030	$ -	$ 4,333
Gain on sale of companies and funds, net	1,737	-	1,181
Gain on distributions from private equity funds	1,042	-	-
Gain on trading securities	-	-	321
Impairment charges on cost method partner companies	(2,251)	(5,331)	-
Other	717	242	(433)
	$ 10,275	$ (5,089)	$ 5,402

During 2008, the Company recognized a net gain of $9.0 on the repurchase of $43 million in face value of the 2024 Debentures. During 2006, the Company recognized a net gain of $4.3 million on the repurchase of $21 million in face value of the 2024 Debentures.

Gain on sale of companies and funds for the years ended December 31, 2008 and 2006 was primarily related to the sale of cost method holdings whose carrying value was zero.

Gain on trading securities in 2006 primarily reflects a net gain of $0.4 million on the sale of our holdings in Traffic.com, Inc.

The Company recorded impairment charges for certain holdings accounted for under the cost method determined to have experienced an other than temporary decline in value in accordance with its existing policy regarding impairment of ownership interests in and advances to companies. In 2008, the Company recorded an impairment charge of $2.3 million for Kadoo. The carrying value of Kadoo at December 31, 2008 was $0.0 million. Subsequent to that date, Kadoo ceased operations. In 2007, the Company recorded an impairment charge of $5.3 million for Ventaira Pharmaceuticals. The carrying value of Ventaira was $0.0 million at December 31, 2007, and as of that date, Ventaira had permanently ceased operations.

13. Income Taxes

The provision (benefit) for income taxes was as follows:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Current, primarily state	$ (26)	$ (696)	$ (1,270)
Deferred, primarily state	-	-	-
	$ (26)	$ (696)	$ (1,270)

The total income tax provision (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 35% to net loss from continuing operations before income taxes as a result of the following:

	Year Ended December 31,		
	2008	2007	2006
Statutory tax benefit	(35.0)%	(35.0)%	(35.0)%
Increase (decrease) in taxes resulting from:			
State taxes, net of federal tax benefit	(0.1)	(1.5)	(4.6)
Non-deductible amortization and impairment	-	-	-
Valuation allowance	34.1	33.5	37.9
Other adjustments	0.9	1.5	(2.9)
	(0.1)%	(1.5)%	(4.6)%

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

	As of December 31,	
	2008	2007
	(In thousands)	
Deferred tax asset (liability):		
Carrying values of partner companies and other holdings	$ 54,278	$ 33,908
Tax loss and credit carryforwards	188,723	183,843
Accrued expenses	6,758	4,008
Intangible assets	(19)	(55)
Other	9,281	7,055
	259,021	228,759
Valuation allowance	(259,021)	(228,759)
Net deferred tax liability	$ -	$ -

The Company has not recognized gross deferred tax assets for the difference between the book and tax basis of its holdings in the stock of certain consolidated partner companies where it does not believe it will dispose of the asset in the foreseeable future.

As of December 31, 2008, the Company and its subsidiaries consolidated for tax purposes had federal net operating loss carryforwards and federal capital loss carryforwards of approximately $213 million and $182 million, respectively. These carryforwards expire as follows:

	Total
	(In thousands)
2009	$ 1,086
2010	14,055
2011	3,226
2012	49,509
2013 and thereafter	326,702
	$ 394,578

Limitations on utilization of both the net operating loss carryforward and capital loss carryforward may apply.

In assessing the recoverability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has determined that it is more likely than not that certain future tax benefits may not be realized as a result of current and future income. Accordingly, a valuation allowance has been recorded against substantially all of the Company's deferred tax assets. In the event of a decrease in the valuation allowance in future years, a portion of the decrease will reduce the

Company's recorded goodwill for certain deferred tax assets acquired as part of the purchase of consolidated partner companies and currently requiring a valuation allowance.

Clarient, the Company's consolidated partner company, which is not consolidated for tax return purposes, had additional federal net operating loss carryforwards of $122 million, which expire in various amounts from 2011 to 2028. Limitations on utilization of the net operating loss carryforwards may apply. Accordingly, valuation allowances have been provided to account for the potential limitations on utilization of these tax benefits.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the criteria for recognizing tax benefits related to uncertain tax positions under SFAS No. 109, "Accounting for Income Taxes", and requires additional financial statement disclosure. FIN 48 requires that the Company recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not to be sustained upon examination, based on the technical merits of the position.

At January 1, 2007, the Company had accrued $0.8 million for unrecognized tax benefits, including $0.2 million for the payment of penalties and interest. Upon adoption of FIN 48 the Company identified an additional $3.2 million of uncertain tax positions that the Company did not believe met the recognition threshold under FIN 48 which is more likely than not to be sustained upon examination. Because the $3.2 million of uncertain tax positions had not been utilized and had a full valuation allowance established, the Company reduced its gross deferred tax asset and valuation allowance by $3.2 million. The adoption of FIN 48 had no net impact on the Company's consolidated results of operations and financial position. All uncertain tax positions relate to unrecognized tax benefits that would impact the effective tax rate when recognized.

The Company does not expect any material increase or decrease in its income tax expense, in the next twelve months, related to examinations or changes in uncertain tax positions.

Changes in the Company's uncertain tax positions for the years ended December 31, 2008 and 2007 were as follows:

	Year Ended December 31,	
	2008	2007
	(In thousands)	
Balance at beginning of year	$ 44	$ 754
Settlements/lapses in statutes of limitation	(30)	(710)
Balance at end of year	$ 14	$ 44

The Company and its consolidated partner companies file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax years 2005 and forward remain open for examination for federal tax purposes and tax years 2003 and forward remain open for examination for the Company's more significant state tax jurisdictions. To the extent utilized in future years' tax returns, net operating loss and capital loss carryforwards at December 31, 2008 will remain subject to examination until the respective tax year is closed. The Company recognizes penalties and interest accrued related to income tax liabilities in the provision (benefit) for income taxes in its Consolidated Statements of Operations.

14. Net Income (Loss) Per Share

The calculations of net income (loss) per share were:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands except per share data)		
Basic:			
Net loss from continuing operations	$ (42,777)	$ (46,481)	$ (26,402)
Net income (loss) from discontinued operations	(9,236)	(19,387)	71,845
Net income (loss)	$ (52,013)	$ (65,868)	$ 45,443
Average common shares outstanding	122,767	122,352	121,476
Net loss per share from continuing operations	$ (0.35)	$ (0.38)	$ (0.22)
Net income (loss) from discontinued operations	(0.07)	(0.16)	0.59
Net income (loss) per share	$ (0.42)	$ (0.54)	$ 0.37
Diluted:			
Net loss from continuing operations	$ (42,777)	$ (46,481)	$ (26,402)
Net income (loss) from discontinued operations	(9,236)	(19,387)	71,845
Net income (loss)	$ (52,013)	$ (65,868)	$ 45,443
Average common shares outstanding	122,767	122,352	121,476
Net loss per share from continuing operations	$ (0.35)	$ (0.38)	$ (0.22)
Net income (loss) from discontinued operations	(0.07)	(0.16)	0.59
Diluted net income (loss) per share	$ (0.42)	$ (0.54)	$ 0.37

Basic and diluted average common shares outstanding for purposes of computing net income (loss) per share includes outstanding common shares and vested deferred stock units (DSUs).

If a consolidated or equity method partner company has dilutive stock options, unvested restricted stock, DSUs, warrants or securities outstanding, diluted net loss per share is computed by first deducting from net loss the income attributable to the potential exercise of the dilutive securities of the partner company. This impact is shown as an adjustment to net loss for purposes of calculating diluted net loss per share.

The following potential shares of common stock and their effects on income were excluded from the diluted net loss per share calculation because their effect would be anti-dilutive:

- At December 31, 2008, 2007 and 2006, options to purchase 20.0 million, 21.4 million and 18.7 million shares of common stock, respectively, at prices ranging from $0.65 to $6.57 per share, were excluded from the calculation.
- At December 31, 2008, 2007 and 2006, unvested restricted stock units and DSUs convertible into 0.1 million, 0.1 million and 0.1 million shares of stock, respectively, were excluded from the calculations.
- At December 31, 2008, 2007 and 2006 a total of 11.9 million, 17.9 million and 19.3 million shares, respectively, related to the Company's 2024 Debentures (See Note 8) representing the weighted average effect of assumed conversion of the 2024 Debentures were excluded from the calculation.

15. Related Party Transactions

In May 2001, the Company entered into a $26.5 million loan agreement with Warren V. Musser, the Company's former Chairman and Chief Executive Officer. Through December 31, 2008, the Company recognized impairment charges against the loan of $15.7 million. The Company's efforts to collect Mr. Musser's outstanding loan obligation have included the sale of existing collateral, obtaining and selling additional collateral, litigation and negotiated resolution. Since 2001 and through December 31, 2008, the Company received a total of $16.2 million in cash payments on the loan. In December 2006, the Company restructured the obligation to reduce the amount outstanding to $14.8 million, bearing interest at a rate of 5.0% per annum, in order to obtain new collateral, which is expected to be the primary source of repayment. Subsequent to the restructuring of the obligation, the Company received nominal amounts of cash from the sale of collateral in 2008 and 2007 and $1.0 million in 2006, which exceeded the Company's then carrying value of the loan. The excess is reflected as Recovery – related party in the Consolidated Statements of Operations. The carrying value of the loan at December 31, 2008 was zero.

In the normal course of business, the Company's directors, officers and employees hold board positions of companies in which the Company has a direct or indirect ownership interest.

The Company's Chairman is the President and CEO of TL Ventures. The Company had deployed or committed a total of $67.0 million in the seven TL Ventures and EnerTech Capital funds (a fund family related to TL Ventures). The Company owned less than 7% of the partnership interests of each of these funds prior to the sale of certain interests the Company had in the funds.

16. Commitments and Contingencies

The Company, and its partner companies, are involved in various claims and legal actions arising in the ordinary course of business and which may from time to time arise from facility lease terminations. While in the current opinion of the Company the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations, no assurance can be given as to the outcome of these actions, and one or more adverse rulings could have a material adverse effect on the Company's consolidated financial position and results of operations or that of its partner companies.

The Company and its consolidated partner company conduct their operations in leased facilities and lease machinery and equipment under leases expiring at various dates to 2015. Total rental expense under operating leases was $1.9 million, $2.1 million and $1.9 million in 2008, 2007 and 2006, respectively. Future minimum lease payments under non-cancelable operating leases with initial or remaining terms of one year or more at December 31, 2008, are (in millions): $2.1 — 2009; $2.2 — 2010; $2.2 — 2011; $2.2 — 2012; $2.2 — 2013; and $3.7 thereafter.

The Company had the following outstanding guarantees at December 31, 2008:

	Amount	Debt Included on Consolidated Balance Sheet
	(In thousands)	
Clarient credit facility	$ 12,300	$ 9,000
Other guarantees	3,750	-
Total	$ 16,050	$ 9,000

The Company has committed capital of approximately $8.1 million, including conditional commitments to provide non-consolidated partner companies with additional funding and commitments made to various private equity funds in prior years. These commitments will be funded over the next several years, including approximately $6.5 million which is expected to be funded during the next 12 months.

Under certain circumstances, the Company may be required to return a portion or all the distributions it received as a general partner of certain private equity funds (the "clawback"). The maximum clawback the Company could be required to return due to our general partner interest is approximately $3.6 million, of which $2.5 million was reflected in Accrued expenses and other current liabilities and $1.1 million was reflected in other long-term liabilities on the Consolidated Balance Sheet at December 31, 2008. The Company paid $3.0 million of its estimated claw back liabilities in 2008.

The Company's ownership in the funds which have potential clawback liabilities ranges from 19-30%. The clawback liability is joint and several, such that the Company may be required to fund the clawback for other general partners should they default. The funds have taken several steps to reduce the potential liabilities should other general partners default, including withholding all general partner distributions in escrow and adding rights of set-off among certain funds. The Company believes its liability due to the default of other general partners is remote.

In anticipation of the sale of Pacific Title & Art Studio in the first quarter of 2007, the Company permitted the employment agreement of the Pacific Title & Art Studio CEO to expire without renewal, and thereby his employment ceased. Following the sale, the former CEO demanded payment of severance benefits under his employment agreement, as well as payment of his deferred stock units and other amounts substantially in excess of the maximum amounts the Company believed were arguably due. The former CEO and the Company thereafter engaged in negotiation, but were, ultimately, unable to settle on the appropriate amounts due. On or about August 13, 2007, the former CEO filed a complaint in the Superior Court of the State of California, County of Los Angeles, Central District, against the Company and Pacific Title & Art Studio, alleging, among other things: wrongful termination, conversion, unfair competition, violation of the labor code, breach of contract and negligence. On or about March 28, 2008, Plaintiff amended his complaint to add as a defendant the party which purchased Pacific Title & Art Studio from the Company and to add several further causes of action. In his amended complaint, the former CEO made claims for compensatory damages in excess of $24.6 million, plus exemplary and punitive damages and interest. In April 2008, the Company made a payment to the former CEO, through Pacific Title Art Studio, in the amount of approximately $2.4 million, net of applicable withholdings, representing amounts the Company believes were owed to the Plaintiff under his employment agreement and deferred stock units. In September 2008, the former CEO and the defendants settled this matter. The Company contributed $0.25 million to the amounts paid to the Plaintiff to settle this matter in addition to amounts contributed by the Company's insurance carrier and the other defendants. This amount, plus legal fees related to the settlement of this matter, was included within Loss from discontinued operations for 2008.

In October 2001, the Company entered into an agreement with Mr. Musser, its former Chairman and Chief Executive Officer, to provide for annual payments of $650,000 per year and certain health care and other benefits for life. The related current liability of $0.8 million was included in Accrued expenses and the long-term portion of $3.4 million was included in Other long-term liabilities on the Consolidated Balance Sheet at December 31, 2008.

The Company has agreements with certain employees that provide for severance payments to the employee in the event the employee is terminated without cause or an employee terminates his employment for "good reason." The maximum aggregate exposure under the agreements was approximately $8 million at December 31, 2008.

17. Parent Company Financial Information

Parent company financial information is provided to present the financial position and results of operations of the Company as if the consolidated partner companies (see Note 1) were accounted for under the equity method of accounting for all periods presented during which the Company owned its interest in these companies.

Parent Company Balance Sheets

	As of December 31, 2008	As of December 31, 2007
	(In thousands)	
Assets:		
Cash and cash equivalents	$ 73,213	$ 94,685
Cash held in escrow — current	6,433	20,345
Marketable securities	14,701	590
Restricted marketable securities	1,990	3,904
Other current assets	356	691
Assets held-for-sale	-	77,704
Total current assets	96,693	197,919
Ownership interests in and advances to companies	105,955	97,955
Long-term restricted marketable securities	-	1,949
Cash held in escrow — long-term	501	2,341
Other	1,364	2,565
Total Assets	$ 204,513	$ 302,729
Liabilities and Shareholders' Equity:		
Current liabilities	$ 8,173	$ 15,494
Long-term liabilities	5,630	5,012
Convertible senior debentures	86,000	129,000
Shareholders' equity	104,710	153,223
Total Liabilities and Shareholders' Equity	$ 204,513	$ 302,729

Parent Company Statements of Operations

	Year Ended December 31, 2008	2007	2006
		(In thousands)	
Operating expenses	$ (18,415)	$ (22,783)	$ (24,346)
Other income (loss), net	10,275	(5,089)	5,441
Recovery — related party	5	12	360
Interest income	3,076	7,460	6,703
Interest expense	(3,852)	(4,220)	(4,617)
Equity loss	(33,896)	(22,571)	(11,227)
Net loss from continuing operations before income taxes	(42,807)	(47,191)	(27,686)
Income tax benefit	30	710	1,284
Equity income (loss) attributable to discontinued operations	(9,236)	(19,387)	71,845
Net income (loss)	$ (52,013)	$ (65,868)	$ 45,443

Parent Company Statements of Cash Flows

	Year Ended December 31, 2008	2007	2006
		(In thousands)	
Cash Flows from Operating Activities:			
Net income (loss)	$ (52,013)	$ (65,868)	$ 45,443
Adjustments to reconcile to net cash used in operating activities:			
Equity (income) loss from discontinued operations	9,236	19,387	(71,845)
Depreciation	166	195	197
Equity loss	33,896	22,571	11,227
Non-cash compensation charges	1,738	3,530	4,037
Other income, net	(10,275)	5,089	(5,441)
Recovery — related party	-	-	(360)
Changes in assets and liabilities, net of effect of acquisitions and dispositions	3,128	(1,681)	4,703
Net cash used in operating activities	(14,124)	(16,777)	(12,039)
Cash Flows from Investing Activities			
Proceeds from sales of available-for-sale and trading securities	-	-	3,551
Proceeds from sales of and distributions from companies and	4,263	2,783	1,530
Advances to partner companies	(23,731)	(4,182)	-
Repayment of advances to companies and funds	6,913		
Acquisitions of ownership interests in partner companies and funds, net of cash acquired	(30,496)	(61,025)	(52,596)
Repayment of note receivable-related party, net	-	-	360
Increase in marketable securities	(75,809)	(111,858)	(208,514)
Decrease in marketable securities	61,698	205,422	146,129
Capital expenditures	(28)	(7)	(101)
Other, net	-	-	72
Proceeds from sale of discontinued operations	84,517	19,655	93,410
Net cash provided by (used in) investing activities	27,327	50,788	(16,159)
Cash Flows from Financing Activities:			
Repurchase of convertible senior debentures	(33,494)	-	(16,215)
Decrease in restricted cash	-	-	1,098
Advance (to) from consolidated partner company	-	-	(5,500)
Issuance of Company common stock, net	115	741	448
Repurchase of Company common stock	(1,296)	-	-
Net cash provided by (used in) financing activities	(34,675)	741	(20,169)
Net Increase (Decrease) in Cash and Cash Equivalents	(21,472)	34,752	(48,367)
Cash and Cash Equivalents at beginning of period	94,685	59,933	108,300
Cash and Cash Equivalents at end of period	$ 73,213	$ 94,685	$ 59,933

Parent Company Cash and cash equivalents excludes Marketable securities, which consists of longer-term securities, including commercial paper and certificates of deposit.

18. Supplemental Cash Flow Information

During the years ended December 31, 2008, 2007 and 2006, the Company converted $2.1 million, 0.0 million and $0.2 million, respectively, of advances to partner companies into ownership interests in partner companies.

Interest paid in 2008, 2007 and 2006 was $5.0 million, $5.3 million and $5.3 million, respectively, of which $3.4 million in 2008, $3.4 million in 2007 and $3.7 million in 2006 was related to the Company's 2024 Debentures.

Cash paid for taxes in the years ended December 31, 2008, 2007 and 2006 was $0.0 million, $0.0 million and $0.3 million, respectively.

During the year ended December 31, 2006, the Company received distributions from a private equity fund of common shares of Arbinet-the-exchange ("Arbinet"), valued at $0.5 million on the date of distribution. The Arbinet shares were sold during 2006 for net cash proceeds of $0.3 million.

19. Change in Accounting Principle and Adjustment of Expense Classifications

During the third quarter, 2008, the Company increased its ownership interest in Authentium to the 20.0% threshold at which the Company believes it exercises significant influence. Accordingly, the Company adopted the equity method of accounting for its holdings in Authentium. The Company has adjusted the financial statements for all prior periods presented to retrospectively apply the equity method of accounting for its holdings in Authentium since the initial date of acquisition in April 2006. The effect of the change was to decrease Ownership interests in and advances to partner companies by $1.5 million as of December 31, 2007 and to increase Equity loss by $1.0 million and $0.5 million for the years ended December 31, 2007 and 2006.

During the fourth quarter of 2008, Clarient determined that it had previously misclassified certain expenses within Selling, general and administrative expenses and Cost of sales. The most significant amounts relate to compensation and fringe benefits for certain pathology, laboratory and client services personnel and allocated facility-related expenses. The misclassified expenses had no impact on the Company's reported earnings within its previously filed Consolidated Financial Statements.

In accordance with Staff Accounting Bulletin (SAB) No. 99, "*Materiality*", and SAB No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*", the Company evaluated the materiality of the errors from qualitative and quantitative perspectives and concluded that the errors in presentation were immaterial to all Consolidated Financial Statements previously filed on Form 10-K or Form 10-Q.

The Company adjusted its Consolidated Financial Statements as summarized below. Accordingly, the quarterly financial information (unaudited) presented in Note 21 has also been adjusted.

	December 31, 2007		December 31, 2006	
	Previously Reported	As Adjusted	Previously Reported	As Adjusted
Cost of sales	$ 22,386	$ 26,914	$ 15,613	$ 19,824
Selling general and administrative expenses	55,311	50,783	49,135	44,924
Loss from continuing operations	(46,481)	(46,481)	(26,402)	(26,402)

20. Operating Segments

As of December 31, 2008 the Company held an interest in one majority-owned partner company, Clarient, and minority-owned partner companies. During the first quarter of 2008, the Company re-evaluated its reportable operating segments in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." As a result of the re-evaluation, the Company's reportable operating segments are now as follows: i) Clarient, its publicly traded consolidated partner company, ii) Life Sciences and iii) Technology.

The Life Sciences segment included the following partner companies as of December 31, 2008: Advanced BioHealing, Alverix, Avid Radiopharmaceuticals, Cellumen, Molecular Biometrics, NuPathe, Rubicor, Tengion and Garnet BioTherapeutics.

The Technology segment included the following partner companies as of December 31, 2008: Advantedge Healthcare Solutions, Authentium, Beyond.com, Bridgevine, Kadoo, GENBAND, Portico Systems and Swaptree.

Results of the Life Sciences and Technology segments reflect the equity income (loss) of their respective equity method partner companies, other income (loss) associated with cost method partner companies and the gains or losses on the sale of their respective partner companies.

The Company's reportable operating segments for the year ended December 31, 2007 were: i) Acsis, ii) Alliance Consulting, iii) Clarient, iv) Laureate Pharma and v) Other Companies. Acsis, Alliance Consulting and Laureate Pharma were majority-owned partner companies which are now reported within discontinued operations due to the Bundle Transaction. The Other Companies segment consisted of the operations of non-consolidated partner companies (currently separate segments – Life Sciences and Technology) and the Company's ownership in private equity funds (currently included within Other Items). The Other Companies segment also included the gain or loss on the sale of companies (currently included within the respective Life Sciences and Technology segments) and private equity funds (currently included within Other Items), except for gains and losses included in discontinued operations.

Management evaluates its Clarient segment performance based on revenue, operating income (loss) and income (loss) before income taxes, which reflects the portion of income (loss) allocated to minority shareholders. Management evaluates its Life Sciences and Technology segments' performance based on net loss which is based on the number of partner companies accounted for under the equity method, the Company's voting ownership percentage in these partner companies and the net results of operations of these partner companies and any impairment charges or gain (loss) on sale of partner companies.

Other Items include certain expenses which are not identifiable to the operations of the Company's operating business segments. Other Items primarily consist of general and administrative expenses related to corporate operations, including employee compensation, insurance and professional fees, including legal and finance, interest income, interest expense, other income (loss) and equity income (loss) related to private equity fund holdings. Other Items also include income taxes, which are reviewed by management independent of segment results.

The following tables reflect the Company's consolidated operating data by reportable segment. Segment results include the results of Clarient, the Company's consolidated partner company, impairment charges, gains or losses related to the disposition of partner companies (except those reported in discontinued operations) the Company's share of income or losses for entities accounted for under the equity method and the mark-to-market of trading securities. All significant intersegment activity has been eliminated in consolidation. Accordingly, segment results reported by the Company exclude the effect of transactions between the Company and its consolidated partner company.

Revenue is attributed to geographic areas based on where the services are performed or the customer's shipped to location. A majority of the Company's revenue is generated in the United States.

As of December 31, 2008 and 2007, the Company's assets were primarily located in the United States.

Segment assets in Other items included primarily cash, cash equivalents and marketable securities of $87.9 million and $95.3 million at December 31, 2008 and 2007, respectively, excluding discontinued operations.

The following represents segment data from continuing operations:

	For the Year Ended December 31, 2008					
	Clarient	Life Sciences	Technology	Total Segments	Other Items	Total Continuing Operations
	(In thousands)					
Revenue	$ 73,736	$ -	$ -	$ 73,736	$ -	$ 73,736
Operating loss	(1,600)	-	-	(1,600)	(18,415)	(20,015)
Net income (loss) from continuing operations	805	(23,858)	(12,947)	(36,000)	(6,777)	(42,777)
Segment Assets:						
December 31, 2008	48,283	36,225	41,050	125,558	106,844	232,402
December 31, 2007	39,502	40,829	42,297	122,628	135,447	258,075

	For the Year Ended December 31, 2007					
	Clarient	Life Sciences	Technology	Total Segments	Other Items	Total Continuing Operations
	(In thousands)					
Revenue	$ 42,995	$ -	$ -	$ 42,995	$ -	$ 42,995
Operating loss	(11,919)	-	-	(11,919)	(22,783)	(34,702)
Net loss from continuing operations	(7,379)	(15,229)	(5,249)	(27,857)	(18,624)	(46,481)

	For the Year Ended December 31, 2006					
	Clarient	Life Sciences	Technology	Total Segments	Other Items	Total Continuing Operations
	(In thousands)					
Revenue	$ 27,723	$ -	$ -	$ 27,723	$ -	$ 27,723
Operating loss	(12,679)	-	-	(12,679)	(24,346)	(37,025)
Net loss from continuing operations	(7,481)	(2,456)	(863)	(10,800)	(15,602)	(26,402)

Other Items

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Corporate operations	$ (6,803)	$ (19,320)	$ (16,872)
Income tax benefit	26	696	1,270
	$ (6,777)	$ (18,624)	$ (15,602)

21. Selected Quarterly Financial Information (Unaudited)

The following quarterly financial information has been restated for discontinued operations (see Note 2), change in accounting principle (see Note 19) and adjustments of expense classifications (see Note 19).

	Three Months Ended			
	March 31	June 30	September 30	December 31
	(In thousands except per share data)			
2008:				
Revenue	$ 15,886	$ 16,916	$ 18,997	$ 21,937
Cost of sales	7,397	8,510	8,615	8,485
Selling, general and administrative	13,956	14,266	14,435	18,087
Total operating expenses	21,353	22,776	23,050	26,572
Operating loss	(5,467)	(5,860)	(4,053)	(4,635)
Other income (loss), net	360	2,263	7,685	(33)
Recovery — related party	1	3	-	1
Interest income	929	790	913	465
Interest expense	(1,374)	(1,191)	(1,202)	(965)
Equity loss	(6,614)	(5,313)	(8,363)	(14,407)
Minority interest	387	1,769	928	180
Net loss from continuing operations before income taxes	(11,778)	(7,539)	(4,092)	(19,394)
Income tax (expense) benefit	-	(4)	30	-
Net loss from continuing operations	(11,778)	(7,543)	(4,062)	(19,394)
Loss from discontinued operations, net of tax	(7,076)	(1,024)	(1,136)	-
	$ (18,854)	$ (8,567)	$ (5,198)	$ (19,394)
Basic and diluted loss per share (a)				
Net loss from continuing operations	$ (0.10)	$ (0.06)	$ (0.03)	$ (0.16)
Net loss from discontinued operations	(0.05)	(0.01)	(0.01)	-
	$ (0.15)	$ (0.07)	$ (0.04)	$ (0.16)
2007:				
Revenue	$ 8,829	$ 9,873	$ 11,936	$ 12,357
Cost of sales	6,423	6,554	6,653	7,284
Selling, general and administrative	11,974	11,556	13,727	13,526
Total operating expenses	18,397	18,110	20,380	20,810
Operating loss	(9,568)	(8,237)	(8,444)	(8,453)
Other income (loss), net	99	(788)	(4,431)	31
Recovery — related party	-	-	12	-
Interest income	2,139	2,169	1,763	1,449
Interest expense	(1,452)	(1,317)	(1,342)	(1,378)
Equity income (loss)	(1,993)	(3,654)	(4,407)	(5,124)
Minority interest	1,650	1,304	1,227	1,568
Net loss from continuing operations before income taxes	(9,125)	(10,523)	(15,622)	(11,907)
Income tax (expense) benefit	(14)	710	-	-
Net loss from continuing operations	(9,139)	(9,813)	(15,622)	(11,907)
Loss from discontinued operations, net of tax	(2,807)	(4,232)	(8,738)	(3,610)
	$ (11,946)	$ (14,045)	$ (24,360)	$ (15,517)
Basic and diluted income (loss) per share (a)				
Net loss from continuing operations	$ (0.07)	$ (0.08)	$ (0.13)	$ (0.10)
Net loss from discontinued operations	(0.03)	(0.03)	(0.07)	(0.03)
	$ (0.10)	$ (0.11)	$ (0.20)	$ (0.13)

(a) Per share amounts for the quarters have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period. Additionally, in regard to diluted per share amounts only, quarterly amounts may not add to the annual amounts because of the inclusion of the effect of potentially dilutive securities only in the periods in which such effect would have been dilutive, and because of the adjustments to net income (loss) for the dilutive effect of partner company common stock equivalents and convertible securities.

The following tables summarize the effects of the adjustment discussed in Note 19 on the unaudited quarterly financial information.

	Quarter Ended March 31, 2008		Quarter Ended June 30, 2008		Quarter Ended September 30, 2008	
	Previously Reported	As Adjusted	Previously Reported	As Adjusted	Previously Reported	As Adjusted
Cost of sales	$ 6,108	$ 7,397	$ 6,895	$ 8,510	$ 7,172	$ 8,615
Selling general and administrative expenses	15,245	13,956	15,881	14,266	15,878	14,435
Loss from continuing operations	(11,778)	(11,778)	(7,543)	(7,543)	(4,062)	(4,062)

	Quarter Ended March 31, 2007		Quarter Ended June 30, 2007		Quarter Ended September 30, 2007	
	Previously Reported	As Adjusted	Previously Reported	As Adjusted	Previously Reported	As Adjusted
Cost of sales	$ 5,097	$ 6,423	$ 5,519	$ 6,554	$ 5,757	$ 6,653
Selling general and administrative expenses	13,300	11,974	12,591	11,556	14,623	13,727
Loss from continuing operations	(9,139)	(9,139)	(9,813)	(9,813)	(15,622)	(15,622)

	Quarter Ended December 31, 2007	
	Previously Reported	As Adjusted
Cost of sales	$ 6,013	$ 7,284
Selling general and administrative expenses	14,797	13,526
Loss from continuing operations	(11,907)	(11,907)

22. Trade Accounts Receivable

The following table summarizes the activity in the allowance for doubtful accounts:

	(In thousands)
Balance, December 31, 2005	$ 947
Charged to costs and expenses	549
Charge-offs	(456)
Balance, December 31, 2006	1,040
Charged to costs and expenses	3,558
Charge-offs	(1,228)
Balance, December 31, 2007	3,370
Charged to costs and expenses	12,199
Charge-offs	(7,524)
Balance, December 31, 2008	$ 8,045

23. Subsequent Events

On February 6, 2009, the Company entered into a new loan agreement which provides the Company with a revolving credit facility in the maximum aggregate amount of $50 million that provides for borrowings, guarantees and issuances of letters of credit (subject to a $20 million sublimit). Actual availability under the credit facility will be based on the amount of cash maintained at the bank as well as the value of the Company's public and private partner company interests. This credit facility bears interest at the prime rate for outstanding borrowings, subject to an increase in certain circumstances. Other than for limited exceptions, the Company is required to maintain all of its depository and operating accounts and not less than 75% of its investment and securities accounts at the bank. The credit facility matures on December 31, 2010.

In conjunction with the execution of the loan agreement, the Company is terminating its prior revolving credit facility. Notwithstanding such termination, the Company will continue to guaranty the obligations of Clarient under its continuing credit facility with the bank and will maintain a cash account at the bank in the minimum amount of $12.3 million to support such guaranty. Clarient's credit facility matures on March 31, 2010.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 ("the Exchange Act"), that are designed to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure. A controls system cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, because of the continuing unremediated material weaknesses in internal control over financial reporting discussed in Management's Report on Internal Control Over Financial Reporting below, our disclosure controls and procedures were not effective as of December 31, 2008. In light of these material weaknesses, we performed additional post-closing procedures and analyses, which are not part of our internal control over financial reporting, in order to prepare the Consolidated Financial Statements included in this report. As a result of these procedures, we believe our Consolidated Financial Statements included in this report present fairly, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Our business strategy involves the acquisition of new businesses on an ongoing basis, most of which are young, growing companies. Typically, these companies historically have not had all of the controls and procedures they would need to comply with the requirements of the Securities Exchange Act of 1934 and the rules promulgated thereunder. These companies also frequently develop new products and services. Following an acquisition, or the launch of a new product or service, we work with the company's management to implement all necessary controls and procedures.

(b) Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim Consolidated Financial Statements will not be prevented or detected on a timely basis.

Management evaluated our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result of this assessment and based on the criteria in the COSO framework, management has concluded that, as of December 31, 2008, our internal control over financial reporting was not effective due to the existence of the following material weaknesses:

The accounting and finance organization at Clarient, our consolidated subsidiary, lacks policies and procedures that are effective at ensuring that financial reporting risks, including changes therein, within its accounting processes are identified in a timely manner and corresponding control activities are implemented. This material weakness contributed to the material weaknesses described below.

Clarient's in-house billing system implemented in June 2008 did not include adequately designed internal controls to ensure the accuracy of pricing and contractual allowance information entered into its in-house billing system which is used to determine the amount of revenue and accounts receivable to recognize, therefore, such internal controls were not designed or operating effectively. This material weakness resulted in an overstatement of accounts receivable and revenue which was corrected within the Consolidated Financial Statements contained herein.

Clarient did not design and maintain internal controls over its estimate of the allowance for doubtful accounts to ensure that changes in collection experience and other relevant factors were properly considered in the estimate of the allowance for doubtful accounts. This material weakness resulted in the misstatement of the allowance for doubtful accounts and bad debt expense. These misstatements were corrected within the Consolidated Financial Statements contained herein.

Our independent registered public accounting firm, KPMG LLP, has audited the effectiveness of our internal control over financial reporting. Their opinion on the effectiveness of our internal control over financial reporting and their opinion on our Consolidated Financial Statements are included in Item 8 in this Form 10-K.

(c) Change in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d) Remediation of Material Weaknesses

We have commenced efforts to address the material weaknesses in our internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures as of December 31, 2008. Our plans include the following actions:

- Clarient will enhance its payor set-up documentation to include all appropriate fields to ensure an accurate recording of accounts receivable and revenue.
- Clarient will hire a Manager of Billing Planning and Analysis to ensure that there is a timely and accurate review of the key reports generated from its in-house billing system which supports the reporting of Clarient's accounts receivable and revenue.
- Clarient will enhance the training and supervision of accounting personnel who are responsible for monthly analysis of key accounts receivable and revenue reports generated from its in-house billing system.
- Clarient will continue to enhance its analysis of the calculation of the allowance for doubtful accounts so as to ensure the analysis adequately considers its overall collection experience and other relevant factors including but not limited to receivable age, payor class and industry trends.

Although the remediation efforts are underway, the above material weaknesses will not be considered remediated until new controls over financial reporting are fully designed and operating effectively for an adequate period of time.

Item 9B. ***Other Information***

None

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Directors

The members of the Board of Directors of the Company, as of the date of this Form 10-K/A, are as follows:

Peter J. Boni, age 63, joined Safeguard as President and Chief Executive Officer and a member of the Board in August 2005. Mr. Boni also is a director of Clarient, Inc. Positions held include Operating Partner for Advent International, Inc., a global private equity firm with $10 billion under management (April 2004 to August 2005); Chairman and Chief Executive Officer of Surebridge, Inc., an applications outsourcer serving the mid-market (March 2002 to April 2004); Managing Principal of Vested Interest LLC, a management consulting firm (January 2001 to March 2002); and President and Chief Executive Officer of Prime Response, Inc., an enterprise applications software provider (February 1999 to January 2001).

Michael J. Cody, age 59, has served on our Board since 2006. Positions held include Senior Vice President of Corporate Development (November 2007 to March 2009) of Ensign-Bickford Industries, a provider of ordnance initiation systems for the aerospace and defense industries, chemical processing, renewable energy and pet food palatability products; Partner, Meadowood Capital, LLC, a private equity firm (April 2007 to November 2007); Vice President of Corporate Development, responsible for mergers, acquisitions and divestitures at EMC Corporation, a provider of products, services and solutions for information storage and management (1998 until his retirement in March 2007); Director of Corporate Development at United Technologies Corporation, a diversified technology company (1993 to 1998); Managing Director of the investment banking group at Price Waterhouse (1990 to 1993); and Vice President of Investment Banking at Kidder Peabody & Co. (1980 to 1989).

Julie A. Dobson, age 52, has served on our Board since 2003. Ms. Dobson also is a director of PNM Resources, Inc. and non-executive Chairperson of the Board of LCC International, Inc. Positions held include Chief Operating Officer (1998 until February 2002) of TeleCorp PCS, Inc., a wireless/mobile phone company that was acquired by AT&T Wireless, Inc. in late 2001; President of Bell Atlantic Corporation's New York/ New Jersey Metro Region mobile phone operations (1997 to 1998); and a number of executive positions during her 18-year career with Bell Atlantic Corporation, including sales, operations, and strategic planning and development in the chief executive officer's office.

Robert E. Keith, Jr., age 67, has served on our Board since 1996 and was appointed Chairman of the Board in October 2001, prior to which he served as Vice Chairman since February 1999. Mr. Keith also is a director of Internet Capital Group, Inc. Positions held include Managing Director of TL Ventures, a group of venture capital funds, and its predecessor funds (1988 to present); senior adviser to, and co-founder of, EnerTech Capital Partners (1996 to present); member of the Office of the Chief Executive of Safeguard (April 2001 to October 2001); and President (1991 to December 2002) and Chief Executive Officer (February 1996 to December 2002), of Technology Leaders Management, Inc., a private equity capital management company.

Andrew E. Lietz, age 70, has served on our Board since 2003. Mr. Lietz also is a director of Amphenol Corporation and DDi Corp. Positions held include Managing Director and Founder of Rye Capital Management, LLC, a private equity investment firm (2001 to present); Executive Chairman (late 2000 until mid 2002) of Clare Corporation, a designer and manufacturer of integrated circuits, solid-state relays and electronic switches, which was acquired by Ixys Corporation in June 2002; President and Chief Executive Officer (1995 to 2000) of, and several other executive positions during his 16-year career with, Hadco Corporation, a global manufacturer of electronic interconnect products and services; and a variety of positions at IBM Corporation.

George MacKenzie, age 60, has served on our Board since 2003. Mr. MacKenzie also is a director of American Water Works Company, Inc., C&D Technologies, Inc. and Tractor Supply Company. Positions held include non-executive Chairman of the Board (May 2006 to present) and interim Chief Executive Officer (January 2006 to April 2006) of American Water, a provider of water services in North America; interim Chief Executive Officer of C&D Technologies, Inc., a technology company that produces and markets systems for the conversion and storage of electrical power (March 2005 to July 2005); Executive Vice President and Chief Financial Officer of P.H. Glatfelter Company, a manufacturer of specialty papers and engineered products (September 2001 to June 2002); Vice

Chairman (2000 to 2001) and Chief Financial Officer (1995 until his retirement in 2001) of, and several other executive positions during his 22-year career with, Hercules, Incorporated, a global chemical specialties manufacturer.

George D. McClelland, age 62, has served on our Board since 2006. Mr. McClelland also is a director of Wave Systems Corp. Positions held include Chairman, CEO and Founder of eSecLending, a provider of securities lending services to the pension industry (2000 to 2001); a director of Riverstone Networks, Inc. and Storage Networks, Inc.; Senior Vice President, responsible for managing many of the portfolio companies of United Asset Management Corporation, a public holding company (1994 to 2001); multiple corporate management roles at FMR Corp., a diversified financial services company (1987 to 1991); and Corporate Treasurer of Data General Corporation, a technology company (1972 to 1987).

Jack L. Messman, age 69, has served on our Board since 1994. Mr. Messman also is a director of AMG Advanced Metallurgical Group N.V., RadioShack Corporation and Timminco Limited. Positions held include Chairman of the Board and Chief Executive Officer of Novell, Inc., a provider of infrastructure software products focused around Linux and identity management (2001 to 2006); Chief Executive Officer and President of Cambridge Technology Partners (Massachusetts), Inc., an e-business systems integration company (August 1999 until its acquisition by Novell, Inc. in July 2001); Chairman and Chief Executive Officer of Union Pacific Resources Group Inc., an independent oil and gas exploration and production company (April 1991 to August 1999); and Chairman and Chief Executive Officer of USPCI, Inc., Union Pacific's environmental services company (May 1988 to April 1991).

Dr. John W. Poduska, Sr., age 71, has served on our Board since 1987. Dr. Poduska also is a director of Novell, Inc. and Anadarko Petroleum Corporation. Positions held include Chairman of Advanced Visual Systems, Inc., a provider of visualization software and solutions (January 1992 to December 2001); President and Chief Executive Officer of Stardent Computer, Inc, a computer manufacturer (December 1989 to December 1991); and Founder, Chairman and Chief Executive Officer of Stellar Computer, Inc., a computer manufacturer and the predecessor of Stardent Computer, Inc. (December 1985 to December 1989).

John J. Roberts, age 64, has served on our Board since 2003. Mr. Roberts also is a director of Armstrong World Industries, Inc. and Vonage Holdings Corp. and a trustee of Pennsylvania Real Estate Investment Trust. Mr. Roberts is a C.P.A. Positions held include Global Managing Partner and a Member of the Leadership Team of PricewaterhouseCoopers LLP at the time of his retirement in June 2002, completing a 35-year career with the professional services firm during which he served in a variety of client service and operating positions.

Dr. Robert J. Rosenthal, age 52, has served on our Board since 2007. Positions held include President, Chief Executive Officer and a director of Magellan Biosciences, Inc., a provider of clinical diagnostics and life sciences research tools (October 2005 to present); President, Chief Executive Officer and a director of TekCel, Ltd., a provider of life sciences research tools (October 2003 to January 2007); President and Chief Executive Officer of Boston Life Sciences, Inc., a diagnostic and therapeutic development company (July 2002 to October 2003); President and Chief Executive Officer of Magellan Discovery Technologies, LLC, a life sciences acquisition company (January 2001 to July 2002); Senior Vice President of PerkinElmer Corporation and President of its instrument division (March 1999 to November 2000); and in various executive positions at Thermo Optek Corporation (September 1995 to February 1999).

Executive Officers

The information with respect to executive officers required by this item is set forth in Annex to Part I of this report.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and greater than 10% holders of our common stock to file with the SEC reports of ownership of our securities and changes in ownership of our securities. Based solely on our review of the copies of reports we have received and upon written representations from the reporting persons that no Form 5 reports were required to be filed by those persons,

Safeguard believes there were no late filings by our directors and executive officers during 2008. There were no known holders of greater than 10% of our common stock during 2008.

CORPORATE GOVERNANCE AND BOARD MATTERS

Safeguard's Corporate Governance Guidelines, Code of Business Conduct and Ethics, and the charters for the Board's Audit Committee, Compensation Committee and Nominating & Corporate Governance Committee are available at www.safeguard.com/governance. Shareholders also may obtain a print copy of these documents, at no cost, by writing to our Secretary at 435 Devon Park Drive, Building 800, Wayne, PA 19087-1945. The Code of Business Conduct and Ethics is applicable to all employees of Safeguard, including each of our executive and financial officers, and the members of our Board. Safeguard intends to post information regarding amendments to or waivers from our Code of Business Conduct and Ethics (to the extent applicable to Safeguard's directors or executive officers) in the Corporate Governance section of our website. Our website is not part of this Form 10-K/A. All references to our website address are intended to be inactive textual references only.

Board Independence

Safeguard's common stock is listed on the New York Stock Exchange, which we refer to below as the "NYSE." To assist the Board in making independence determinations, the Board has adopted categorical standards which are reflected in our Corporate Governance Guidelines. Generally, under these standards, a director does not qualify as an independent director if any of the following relationships exist:

- Currently or within the previous three years, the director has been employed by us; someone in the director's immediate family has been one of our executive officers; or the director or someone in the director's immediate family has been employed as an executive officer of another company where any of our present executive officers at the same time serves or served on that company's compensation committee;
- The director is a current partner or employee, or someone in the director's immediate family is a current partner of, a firm that is our internal or external auditor; someone in the director's immediate family is a current employee of the firm and personally works on our audit; or the director or someone in the director's immediate family is a former partner or employee of such a firm and personally worked on our audit within the last three years;
- The director or someone in the director's immediate family received, during any 12-month period within the last three years, more than $120,000 in direct compensation from us (other than director and committee fees and pension or other forms of deferred compensation for prior service that are not contingent in any way on continued service);
- The director is a current employee or holder of more than 10% of the equity of another company, or someone in the director's immediate family is a current executive officer or holder of more than 10% of the equity of another company, that has made payments to or received payments from us, in any of the last three fiscal years of the other company, that exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues; or
- The director is a current executive officer of a charitable organization to which we have made charitable contributions in any of the charitable organization's last three fiscal years that exceed the greater of $1 million or 2% of that charitable organization's consolidated gross revenues.

The Board has determined that Michael Cody, Julie Dobson, Andrew Lietz, George MacKenzie, George McClelland, Jack Messman, John Poduska, John Roberts and Robert Rosenthal have no direct or indirect material relationships with us other than their directorship and, therefore, are independent within the meaning of the NYSE listing standards and satisfy the categorical standards contained in our Corporate Governance Guidelines.

Board Structure and Committee Composition

At the date of this Form 10-K/A, Safeguard's Board has 11 members and five current committees. The Board held nine meetings in 2008. Each incumbent director attended at least 75% of the total number of meetings of the Board and committee(s) of which he or she was a member. Directors are invited, but not required, to attend annual meetings of Safeguard shareholders. Ten directors attended our 2008 annual meeting of shareholders. Under our Corporate Governance Guidelines and NYSE listing standards, non-employee directors meet in executive session at each regularly scheduled Board meeting, outside of the presence of any management directors and any other members of Safeguard's management who may otherwise be present, and during at least one session per year, only independent directors are present. The Chairperson of the Nominating & Corporate Governance Committee presides at these sessions. The table below describes the membership of each of the current committees during 2008 and the number of meetings held by each of these committees during 2008.

	Acquisition	Audit	Compensation	Nominating & Corporate Governance	Strategy Committee
Number of Meetings held in 2008	3	16	9	4	3
Membership:					
Peter J. Boni	✔				✔
Michael J. Cody	✔			✔	✔
Julie A. Dobson			Chairperson		
Robert E. Keith, Jr.	Chairperson				
Andrew E. Lietz				Chairperson	
George MacKenzie		Chairperson			
George D. McClelland		✔	✔		Chairperson
Jack L. Messman	✔			✔	
John W. Poduska, Sr.	✔			✔	✔
John J. Roberts		✔	✔		
Robert J. Rosenthal	✔	✔			✔

Acquisition Committee

The Board has delegated to the Acquisition Committee the authority to approve, between regularly scheduled Board meetings, the following transactions:

- Follow-on transactions in existing partner companies involving amounts between $5 million and $20 million;
- New transactions involving amounts between $10 million and $20 million; and
- Divestitures of existing partner companies involving amounts between $10 million and $20 million.

Audit Committee

The Audit Committee's responsibilities, which are described in detail in its charter, include, among other duties, the responsibility to:

- Assist the Board in fulfilling its responsibilities regarding general oversight of the integrity of Safeguard's financial statements, Safeguard's compliance with legal and regulatory requirements, and the performance of Safeguard's internal audit function;
- Interact with and evaluate the performance, qualifications and independence of Safeguard's independent registered public accounting firm;
- Review and approve related party transactions; and
- Prepare the report required by SEC regulations to be included in the proxy statement.

The Audit Committee has the sole authority to retain, set compensation and retention terms for, terminate and oversee the relationship with Safeguard's independent registered public accounting firm (which reports directly to the Audit Committee). The Audit Committee also oversees the activities of the internal auditor, reviews the effectiveness of the internal audit function and approves the appointment of the internal auditor. The Audit Committee has the authority to obtain advice, counsel and assistance from internal and external legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding from Safeguard for such advice and assistance. The full responsibilities of the Audit Committee are set forth in the Audit Committee Charter, which is reviewed annually by the Committee. The Audit Committee Charter is available through the Corporate Governance link on our website at www.safeguard.com/governance.

The Board has determined that each member of the Audit Committee meets the independence requirements established by SEC regulations, the NYSE listing standards and by our Corporate Governance Guidelines. The Board has determined that Messrs. MacKenzie, McClelland and Roberts and Dr. Rosenthal are "audit committee financial experts" within the meaning of the SEC regulations, and the Board has determined that each member of the Audit Committee has accounting and related financial management expertise within the meaning of the NYSE listing standards. Mr. MacKenzie and Mr. Roberts each serve as a member of the audit committee of the board of directors of four publicly traded companies, including our Audit Committee. The Board has determined that such simultaneous service does not impair Mr. MacKenzie's or Mr. Roberts' ability to effectively serve on our Audit Committee.

Compensation Committee

The Compensation Committee's responsibilities, which are described in detail in its charter, include, among other duties, the responsibility to:

- Approve the philosophy for compensation of our executives and other employees;
- Establish compensation (including base salary, incentive compensation and equity-based programs) for our Chief Executive Officer and other executive officers;
- Administer the long- and short-term compensation and performance-based incentive plans (which are cash and equity based);
- Approve employment agreements and perquisites provided to our executive officers;
- Review management's recommendations for our broad-based employee benefit plans;
- Evaluate and recommend to the Board the compensation for all non-employee directors for service on the Board and its committees; and
- Review and discuss with management the Compensation Discussion and Analysis and recommend to the Board its inclusion in our Form 10-K and proxy statement.

The Compensation Committee Charter is available through the Corporate Governance link on our website at www.safeguard.com/governance. The Board has determined that each member of the Compensation Committee meets the independence requirements established in the NYSE listing standards and by our Corporate Governance Guidelines.

A discussion of some of the Compensation Committee's processes and procedures for the consideration and determination of executive compensation is contained in "Compensation Discussion and Analysis—Setting Executive Compensation." Additional processes and procedures include the following:

- *Meetings.* The Compensation Committee generally meets five times each year, with additional meetings being scheduled as needed. The annual committee calendar is established prior to the beginning of each year, and agendas for each meeting are established in consultation with the Compensation Committee Chairperson. The Compensation Committee meets in executive session during or prior to the end of each regularly scheduled meeting.
- *Role of Consultant.* During the second half of 2007, the Committee had retained Mercer LLC as its consultant to assist the Committee in its evaluation of executive and director compensation for 2008. After the individual consultant from Mercer who was working with the Committee left Mercer to join Semler Brossy Consulting Group LLC, the Committee retained the services of Semler Brossy to assist the Compensation Committee in its deliberations regarding executive and director compensation. Specifically, the Compensation Committee's consultants provide the Committee with information relating to competitiveness of pay levels, compensation design, market trends and technical considerations concerning both executives and directors and assist the Compensation Committee with the reporting of executive compensation under the SEC's proxy disclosure rules. These services, which are provided in support of decision-making by the Compensation Committee, are the only formal services that the compensation consultant performs for Safeguard. From time to time since its hire, Semler Brossy has provided miscellaneous data and research to the Compensation Committee relating to various compensation topics

generally. The consultant reports to and acts at the direction of, and attends selected meetings as requested by, the Chairperson of the Compensation Committee. The Compensation Committee has the sole authority to hire and terminate consultants and evaluates the performance of its consultant(s) annually.

- *Role of Executive Team.* Our Chief Executive Officer, Chief Financial Officer and General Counsel, with the assistance of other company employees as they request, provide support to the Compensation Committee by preparing materials to assist the Committee in making its compensation decisions; conferring with the Committee and its consultant on the selection of peer companies and industries used for comparison purposes; providing suggestions to the Committee in the area of executive compensation, including suggestions in the context of terms of employment agreements, performance measures and targets under our management incentive plan, and equity awards; and ultimately implementing the Committee's compensation decisions. Management also provides the Compensation Committee with comprehensive tally sheets on an annual basis to facilitate the Committee's review of the total compensation of our named executive officers. The tally sheets include both historical data and estimated forward looking amounts for the current calendar year. The tally sheets summarize: cash compensation (salary, actual/target cash incentive awards and perquisites); the dollar value of benefits provided; potential severance amounts payable under various scenarios; and outstanding equity awards held by each named executive officer. The Compensation Committee discusses its compensation views with the Chief Executive Officer, and the Chief Executive Officer makes recommendations to the Compensation Committee for salary adjustments and equity and non-equity plan participation and awards to the named executive officers and other executives. However, other than for compensation that has been established contractually or under quantitative formulas established by the Compensation Committee each year under our management incentive plan, the Compensation Committee exercises its own discretion in determining additional compensation, which may take the form of cash or equity, for the named executive officers and other executives. Additional information can be found in "Compensation Discussion and Analysis—Role of Executive Team in Compensation Decisions."

Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee's responsibilities, which are described in detail in its charter, include, among other duties, the responsibility to:

- Establish criteria for the selection of directors;
- Evaluate and consider qualified Board candidates, including those recommended by shareholders;
- Recommend to the Board the nominees for director, including nominees for director in connection with Safeguard's annual meeting of shareholders;
- Conduct an annual evaluation of the Board and its members and oversee the evaluations of each of the Board committees;
- Take a leadership role in shaping Safeguard's corporate governance policies, including developing and recommending to the Board Safeguard's Corporate Governance Guidelines and Code of Business Conduct and Ethics;
- Evaluate the performance of the Chief Executive Officer; and
- Monitor the process of succession planning for the Chief Executive Officer and executive management.

The Nominating & Corporate Governance Committee Charter is available through the Corporate Governance link on our website at www.safeguard.com/governance. The Board has determined that each member of the committee meets the independence requirements established in the NYSE listing standards and by our Corporate Governance Guidelines.

The Nominating & Corporate Governance Committee considers properly submitted shareholder recommendations of director candidates in substantially the same manner as it considers director candidate recommendations from other sources. Any shareholder recommendation must include the following: the nominee's name and the information about the nominee that would be required in a proxy statement under the SEC's rules; information about the relationship between the nominee and the nominating shareholder; proof of the number of shares of Safeguard common stock that the nominating shareholder owns and the length of time the shares of Safeguard common stock have been owned; and a letter from the nominee certifying his or her willingness to serve, if elected, as a director.

Strategy Committee

The Strategy Committee works with Safeguard management to maintain a cooperative, interactive strategic planning process, including the identification and setting of strategic goals and expectations. The Committee also assists management in the evaluation of strategic alternatives and initiatives.

Item 11. ***Executive Compensation***

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The Compensation Committee (for purposes of this analysis, the "Committee") is responsible for establishing our company-wide compensation philosophy; for determining the compensation provided to the individuals who serve as our Chief Executive Officer, Chief Financial Officer and the other individuals included in the Summary Compensation Table (collectively referred to as the "named executive officers"); and for approving the compensation for our other executives, based on recommendations of our named executive officers. As of the date hereof, for purposes of this analysis our executive group is comprised of a total of 11 persons, including the named executive officers as well as six other company employees who each hold the title of vice president. The Committee reviews our compensation philosophy each year to ensure that its principles and objectives are aligned to our overall business strategy and aligned with the interests of our shareholders in increasing the value of our common stock over the long term. We seek to apply a consistent philosophy across our executive rank, not just among our named executive officers.

Compensation Philosophy and Objectives

Our overall goals in compensating our executives are to:

- Attract, retain and motivate executives who are particularly qualified, as a result of their prior professional experience, to shape Safeguard's business model and pursue our business plan, and whose experience and skills can be leveraged across our partner companies to facilitate the partner companies' growth and success;
- Promote and reward the achievement of short-term and long-term corporate and individual objectives that our Board and management believe will lead to long-term growth in shareholder value; and
- Encourage meaningful equity ownership and the alignment of executive and shareholder interests as an incentive to increase shareholder value.

The executive compensation program the Committee has created is intended to: provide an appropriate mix of fixed and variable, at-risk cash compensation; balance rewards for short-term performance with our ultimate goal of producing long-term shareholder value; link variable compensation as directly as possible to value creation; and facilitate executive recruitment and retention. There is no pre-established target for the allocation between either cash or non-cash; short-term or long-term compensation; and/or fixed or variable items of compensation. Rather, the Committee reviews information provided by its consultant (as well as information which may be provided by management) to determine the appropriate level, both on an absolute and a relative basis, and mix of each of these components.

During 2008, we used the following principal elements of compensation to meet our overall goals:

Base Pay	→	Fixed compensation, based on competitive market practice and existing salary levels, that rewards an executive's core competencies relative to his skills, experience, responsibility and anticipated contributions to us and our partner companies;

Annual Cash Incentives	→	Variable, at-risk, performance-based incentive compensation, based on competitive market practice and existing incentive compensation levels, that rewards an executive's contributions towards the achievement of short-term corporate objectives and achievement of individual performance objectives;
Long-Term Incentives	→	Equity awards that encourage executive ownership of our stock and promote continued employment with us during the long-term vesting period, thereby aligning our executives' interests with those of our shareholders regarding increases in shareholder value through improvement in our stock price over the long-term;
Health and Welfare Benefits	→	Benefits that are part of our broad-based employee benefit programs, including medical, dental, life insurance, and disability plans, our 401(k) plan and our nonqualified deferred compensation plan (contributions to which have been discontinued for 2009 and beyond);
Perquisites	→	Limited additional benefits that are available to certain of our executives; and
Severance and Change-in-Control Arrangements	→	Severance benefits that are payable in the event a termination of employment occurs without cause or for good reason. These committed benefits are intended to help us retain our named executive officers and certain of our other executives, providing us with continuity of executive management in the event of an actual or threatened change in control.

Role of Named Executive Officers in Compensation Decisions

The Committee makes or has final approval authority regarding all compensation decisions with respect to our executives. Within the parameters approved by the Committee each year, our named executive officers are responsible for evaluating and setting compensation with respect to our other employees.

Our Chief Executive Officer, Chief Financial Officer and General Counsel, each a named executive officer, with the assistance of other company employees, provide support to the Committee by preparing materials to assist the Committee in making its compensation decisions; conferring with the Committee and its consultant on the selection of peer companies and industries used for comparison purposes; providing suggestions to the Committee in the area of executive compensation, including suggestions in the context of terms of employment agreements, performance measures and targets under our management incentive plan, and equity awards; suggesting or recommending alternative approaches to certain elements of our executive compensation philosophy; and, ultimately, implementing the Committee's compensation decisions. Management also provides the Committee with comprehensive tally sheets on an annual basis to facilitate the Committee's review of the total compensation of our named executive officers. The tally sheets include both historical data and estimated forward looking amounts for the current calendar year. The tally sheets summarize: cash compensation (salary, actual/target cash incentive awards and perquisites); the dollar value of benefits provided; potential severance amounts payable under various scenarios; and outstanding equity awards held by each executive.

In determining the compensation of our Chief Executive Officer, the Committee considers the results of the performance assessment conducted each year by our Nominating & Corporate Governance Committee, which includes our Chief Executive Officer's self-assessment of achievement of his individual prior year objectives and the assessment of his performance by each Board member. The Committee also discusses its compensation views with our Chief Executive Officer directly. Our Chief Executive Officer is not present when the Committee makes its determinations concerning his compensation.

Our Chief Executive Officer annually assesses each other named executive officer's performance and makes a recommendation to the Committee concerning achievement of individual objectives. Our other named executive officers annually assess the other executives who report to them and make recommendations to our Chief Executive

Officer concerning the achievement of individual objectives by such executives. Our Chief Executive Officer makes recommendations to the Committee concerning salary adjustments and equity grants to the named executive officers and, based on the recommendations of our other named executive officers, our other executives. In determining the compensation of our executives, the Committee considers our Chief Executive Officer's assessment and recommendations. However, other than for compensation that has been established contractually or under quantitative formulas established by the Committee each year under our management incentive plan, the Committee exercises its own discretion in determining whether to accept or modify our Chief Executive Officer's recommendations. These individuals are not present when the Committee and our Chief Executive Officer review their performance or when the Committee makes its determinations concerning their compensation.

From time to time during the year, our Chief Executive Officer may recommend to the Committee one-time cash bonuses or stock option or other equity grants to certain executives or other employees relating to instances of superior performance. The Committee acts on such recommendations on a case-by-case basis.

Role of Consultant

Semler Brossy Consulting Group, LLC assisted the Committee in its deliberations regarding executive and director compensation matters during 2008. Specifically, Semler Brossy provided information relating to competitiveness of pay levels, compensation design, specific equity grant matters, market trends and technical considerations, concerning both named executive officers and directors. Semler Brossy also assisted the Committee with the reporting of executive compensation matters relating to 2008 under applicable SEC disclosure rules. These services, which were provided in support of decision-making by the Committee, are the only services that Semler Brossy performed for Safeguard. Semler Brossy reported to and acted at the direction of, and attended selected meetings as requested by, the Chairperson of the Committee.

The Committee, which has the sole authority to hire and terminate its consultant, evaluates the performance of its consultant annually. The Committee had initially retained Mercer LLC as its consultant during the second half of 2007 to assist the Committee in its evaluation of executive and director compensation for 2008. After the individual consultant from Mercer who was working with the Committee left Mercer to join Semler Brossy, the Committee decided to retain Semler Brossy so as to be able to continue working with the individual consultant.

Setting Executive Compensation

The Committee believes that a significant portion of each executive's total compensation should be variable or "at-risk." It is the view of the Committee that the greater the ability of an executive (based on his role and responsibilities at the Company) to impact the Company's achievement of its short- and long-term objectives, the greater the percentage of such executive's overall compensation which should be "at-risk." The Committee principally utilizes variable/at-risk cash and equity compensation (under a programmatic plan) to accomplish its objectives in this regard. As described below under "2008 Compensation Program – Cash Incentives," the Committee provides at-risk target bonus levels under the Company's MIP (as defined below) to the Company's executives. Payments against such targets are determined by the Committee based on both corporate achievement as well as personal achievement. Payments may be made in cash and/or equity, in the Committee's discretion. Neither the actual awards to be made under the MIP or otherwise nor the minimum long-term value of any equity grants made is guaranteed.

As described above, management provides the Committee with comprehensive tally sheets on an annual basis to facilitate the Committee's review of the total compensation of our named executive officers. The Committee has found these tally sheets to be useful in its evaluation of the total compensation program for our named executive officers. From time to time, the Committee requests supplemental information be included in such tally sheets as its discussions require.

Specifically with regard to our named executive officers, the Committee from time to time, and at least annually, has reviewed a comparison of each element of total compensation against a group of specific companies and industries against which we believe we compete for talent and for shareholder investment, including the venture capital and private equity industries, as well as by reference to industry-specific compensation surveys. The analysis provided by Mercer in December 2007 for purposes of the Committee's consideration of 2008 cash and total compensation levels measured our compensation against data from the following sources:

Proxy Peer Group Data	→	Business development companies, registered investment companies and holding companies that are representative of the unique nature of our business model for a publicly owned company. Included in this group were: Allied Capital Corporation; American Capital Strategies, Ltd.; Ares Capital Corp.; Blackrock Kelso Capital; Capital Southwest Corporation; Harris & Harris Group, Inc.; Hercules Technology Growth Capital, Inc.; Internet Capital Group, Inc.; MCG Capital Corporation; MVC Capital, Inc.; NGP Capital Resources; Patriot Capital Funding; Prospect Capital; and Technology Investment Capital Corp.
Corporate Venturing and Venture Capital Survey Data	→	Surveys used included the following: 2007 Mercer AERD Survey 2007/2008 Watson Wyatt Report on Top Management Compensation 2007 The Private Equity Analyst – Holt Compensation Study

The Committee annually evaluates the companies and surveys used for comparison purposes to be certain that the comparables reviewed by the Committee remain appropriate. In connection with its 2008 compensation review, the Committee determined that reviewing compensation from multiple perspectives was still appropriate given Safeguard's unique business model. The Committee felt that the analysis could be improved by refining the comparables utilized. In particular, the Committee eliminated the comparisons to operating companies that were representative of peers to certain of Safeguard's partner companies and limited the industry classifications and asset size parameters of companies used as proxy comparables.

Prior to 2006, we historically targeted base pay levels generally at or near the 50th percentile of base salaries for executives having comparable duties and responsibilities to our named executive officers. Total compensation, including both annual cash incentives and long-term incentives, was targeted historically to fall at or near the 75th percentile of total compensation for executives having substantially comparable duties and responsibilities to our named executive officers, assuming achievement of Safeguard's corporate, and officers' individual, objectives. However, recognizing that our business strategy, industry focus and diverse array of partner companies make comparisons to other companies difficult, and based on the inherent challenge in matching companies, job positions and skill sets, the Committee has viewed some of these comparisons as more appropriate for some positions than for others and has looked to this data for general guidance rather than rigid adherence to specific percentages. The Committee continues to review compensation in comparison to the historically targeted 50th and 75th percentiles for base pay and total compensation, respectively, but has determined that the overall objectives of our compensation philosophy would be better achieved through flexibility in determining pay levels to address differences in duties and responsibilities, individual experience, skill levels and achievements, and any retention concerns.

2008 Compensation Program

Base Pay

Base pay is established initially on the basis of several factors, including market competitiveness; past practice; individual performance and experience; the level of responsibility assumed; the level of skills and experience that can be leveraged across our partner companies to facilitate their growth and success; and individual employment negotiations with newly hired executives. Each of our named executive officers has an employment agreement with us which sets a minimum base salary. The Committee acknowledges, in particular, that as named executive officers leave Safeguard and new officers are hired, candidates for hire typically will review publicly available information regarding our existing compensation levels and will condition their interest in working for Safeguard upon receiving compensation comparable to that of the officer they are replacing and of other executives of Safeguard. This situation would impact the Committee's ability to measurably reduce overall compensation levels for any new senior executives, if any such reductions were deemed appropriate by the Committee.

Base salaries typically are reviewed annually (at the end of one year and the beginning of the upcoming calendar year) by the Committee, as well as in connection with a promotion or other changes in job responsibilities. As noted above, Safeguard competes for executive talent with venture capital and private equity firms. In considering whether to adjust base salary levels of any of our executives for 2008, the Committee took into account:

- The proxy peer group and survey data provided by Mercer;
- The Committee's assessment of the Company's overall performance during 2007 and the individual performance of each of our named executive officers; and
- United States economic conditions, in general.

Based on the Committee's review of the foregoing, the Committee determined that base salary levels for our then named executive officers satisfied the Committee's stated objectives for the role of fixed cash compensation within our overall compensation philosophy and made no changes to such base salary levels for 2008, despite the fact that the Committee approved an aggregate 4% budgetary increase in salary levels for all other of the Company employees, including other executives.

In May 2008, John Loftus, who was at the time the Company's Executive Vice President – Technology, resigned. Following Mr. Loftus' departure, Kevin Kemmerer, the Company's Senior Vice President – Technology, assumed Mr. Loftus' responsibilities and become a named executive officer of the Company. Mr. Kemmerer was subsequently promoted to Executive Vice President and Managing Director, Technology. In connection with his change in responsibilities and promotion, the Committee, based upon our CEO's recommendation and upon the Committee's review of the information provided by the Committee's consultant, raised Mr. Kemmerer's annual base salary rate to $325,000 from $275,000 during 2008 and to $357,500 effective January 1, 2009.

During 2008, the Committee also approved the employment agreement which established the compensation terms for the Company's current Chief Financial Officer, Stephen Zarrilli, who joined the Company following the departure of Raymond J. Land. Mr Zarrilli joined us as Senior Vice President and Chief Financial Officer in June 2008 at an initial base salary of $340,000. Mr. Zarrilli's base salary was determined based on the Committee's review of Mr. Zarrilli's experience and capabilities and with reference to the salary that was paid to his predecessor as our Chief Financial Officer, adjusted to reflect the elimination of certain executive perquisites that Mr. Land had been receiving.

During late 2008, the Committee undertook its annual review of executive compensation. Based upon the recommendation of the named executive officers, and on the Committee's review of information provided by Semler Brossy, as well as the Company's financial performance and the general status of the United States economy, the Committee determined that base salary levels for our current named executive officers satisfied the Committee's stated objectives for the role of fixed cash compensation within our overall compensation philosophy and made no changes to such base salary levels for 2009. Based upon the recommendation of our CEO, the Committee did grant nominal base salary increases to certain of our other executives in recognition of their professional growth and accomplishments and additional responsibilities assumed by them.

Cash Incentives

Incentive Opportunity. In April 2008, the Committee adopted the Company's Management Incentive Plan (the "MIP") and the particular corporate and personal objectives and target award levels for 2008 to provide a variable incentive to each of our executives and other employees based on 2008 performance. The 2008 MIP program, which emphasized teamwork among members of management to achieve key business objectives under our 2008 strategic plan, was based on the following mix of corporate and individual objectives for our executives:

- 80% on the achievement of corporate objectives; and
- 20% on the achievement of individual objectives.

Our remaining employees also participated in our 2008 MIP, with professional staff incentives being based on the same mix of corporate and individual objectives as our executives and administrative employee incentives being based 50% on corporate objectives and 50% on individual objectives.

We believe that short-term compensation (such as base salary and annual cash incentive awards) should not be based on the short-term performance of our stock, whether favorable or unfavorable, but rather on our executives' management of the Company towards achieving our goal of long-term growth in shareholder value. We also believe that under our MIP, all of our executives should earn their incentive payments based on the same relative weighting of corporate and individual objectives. The price of our stock should, in the long term, reflect our performance, and the performance of our stock will directly affect the value of stock options and other equity incentive awards provided to our executives as part of our compensation program.

Performance Measures. To align the 2008 MIP with our 2008 business strategy, the Committee established the following corporate objectives and weightings (representing 80% (or up to 80 points) of the total 2008 MIP target award):

Weighting	Corporate Objectives
20%	Achievement of specified levels of deployment of capital in new partner companies; and/or funding to support growth through acquisitions or other strategic opportunities (but excluding working capital funding) for existing partner companies, with achievement being measured based on the Committee's view of the value of results achieved relative to the amount of capital deployed and the number of transactions completed;
10%	Achievement of capital generation through exit transactions and/or progress towards such exit transactions, with achievement being determined in the Committee's discretion based on its estimation of value created;
30%	Achievement of explicit milestones or specified levels of revenues or profitability for the 14 partner companies in which we held an interest as of the adoption of the 2008 MIP (assuming the consummation of certain then-pending exit transactions), with each measure selected to reflect the respective partner company's stage of growth and with greater emphasis being placed on those companies in which we exercise a greater level of influence and control based on our ownership interest, board representation, etc. and with the Committee retaining the ability, in its discretion, to assign value to milestones achieved, etc.; and
40%	Overall corporate performance of Safeguard, based on the Committee's subjective evaluation.

The Committee established these objectives by taking into consideration the sales of certain Company partner companies which were pending as of the adoption of the 2008 MIP; the stage of development of each of the Company's remaining partner companies; the anticipated relative levels of focus to be applied by management against the various aspects of the Company's business model during the 2008 fiscal year; and the anticipated level of difficulty in achieving our 2008 business plan. The Committee also wished to increase (relative to prior years) the level of discretion which it reserved to itself in reaching final determinations of achievement levels reached. At least in part, this desire arose from the Committee's realization that, as circumstances change throughout a given fiscal year, specific formulas or guidelines for measuring achievement set in the beginning of a year, if strictly applied, may well prove to result in compensation grants that do not match actual shareholder value creation. The award criteria were designed to provide management with a meaningful guideline for meeting the Committee's criteria for a target award but not guarantee achievement or make achievement somewhat inevitable. This approach is also intended to provide the possibility of exceeding target awards and some economic recognition, albeit reduced, for near achievement of the target.

In connection with the finalization of the 2008 MIP, each executive also prepared written individual objectives. Our Chief Executive Officer's individual objectives were reviewed and approved by the Committee. Each other named executive officer's individual objectives were reviewed and approved by our Chief Executive Officer, and each other executive's individual objectives were reviewed and approved by one of our named executive officers. The individual objectives varied depending upon each participant's roles and responsibilities.

Consistent with their respective employment agreements and the Company's overall compensation philosophy, the Committee set the following variable target awards for 2008 for our then eligible named executive officers:

Name (1)	Target Variable Incentive (2)
Peter J. Boni	$650,000
James A. Datin	$390,000
John A. Loftus (3)	$390,000
Brian J. Sisko	$250,000
Raymond J. Land (3)	$195,000

(1) Mr. Kemmerer was not a named executive officer at the beginning of 2008. Mr. Kemmerer's target variable incentive for 2008 was set at $309,583, after adjusting for Mr. Kemmerer's promotion in September 2008 and the related increases in his compensation, both variable and fixed.

(2) Payments under the 2008 MIP were payable in cash and/or equity.

(3) Neither Mr. Loftus nor Mr. Land were employees of the Company as of year-end 2008 and, therefore, were not eligible for any payment under the 2008 MIP.

Under the terms of his employment agreement with us, entered into during the 2008 calendar year, Mr. Zarrilli was initially eligible for a target MIP bonus of $195,000, beginning in 2009. In lieu of any actual participation in our 2008 MIP, Mr. Zarrilli received, upon commencement of employment, a payment equal to 100% of the pro rata portion of his variable cash target bonus ($113,750) based upon hire date and his initial target bonus. Mr. Zarrilli's target MIP award for 2009 was raised in December 2008 by the Committee to $250,000, based on the recommendation of our Chief Executive Officer and the Committee's review of information provided by its consultant and Mr. Zarrilli's variable, at-risk compensation relative to other named executive officers.

There were no mandatory minimum awards payable under the 2008 MIP. The actual incentive awards paid to participants were determined based upon the level of achievement of the quantitative and qualitative corporate and individual performance objectives and were measured in the aggregate on a sliding scale basis (e.g., for executives and professional staff, achievement of objectives totaling 50 points would result in payment of 50% of the target award, achievement of objectives totaling 100 points would result in payment of 100% of the target award and achievement of objectives totaling 150 points would result in payment of 150% of the target award). Payments under the 2008 MIP were limited to 150% of each individual's target award.

Payouts. Under the terms of our 2008 MIP, the Committee had the ability to make payments to participants in cash and/or equity. There was no requirement that any particular portion of any payments made be made in any particular form. In early 2009, the Committee reviewed our performance against the quantitative and qualitative corporate objectives set forth above and preliminarily determined the following payout levels, subject to completion of the audits of our 2008 financial statements and internal controls over financial reporting, which completion occurred on March 19, 2009.

Corporate Objectives	Target Incentive (in points)	Payout Level (in points)	Factors Affecting Determination
Capital Deployment	16	6	Deployment of $15.8 million of newly committed capital in four transactions — all relating to acquisitions of new partner company interests (Swaptree, Molecular Biometrics, Tengion and Garnett Biotherapeutics); no credit was given for follow-on funding to existing partner companies. The Committee also took into consideration the conscious effort of management to temper the levels of cash deployment as the fiscal year progressed and as available cash was utilized to repurchase a portion of the Company's debt.
Monetization	8	6	Accomplishment of the bundled sale of interests in five of our legacy partner companies in a difficult secondary market transaction in a challenging economic environment, albeit at a price less than originally anticipated.
Partner Company Performance	24	12	Achievement by approximately 64 percent of our partner companies of explicit milestones or minimum specified levels of revenue or profitability. Particular note was made of significant positive developments at two of our largest partner companies, but also acknowledged was the slower than targeted development of certain other partner companies.
Overall Corporate Performance	32	16	Overall corporate performance, including execution of our business strategy; exploration of alternate sources of funding/capital structures; restructuring of the Company's commercial debt; opportunistic repurchase of outstanding convertible debt of the Company; deal sourcing and pipeline development; organizational staffing and development; facilitating partner company milestone achievements; building value in our partner companies through strategy, management and performance; and management of core corporate functions, including performance of our investor relations and marketing programs, financial reporting and other compliance responsibilities, and management of our corporate operating budget. A dominant factor in the Committee's analysis was the poor performance of the Company's stock price throughout the year. The Committee specifically noted the following significant 2008 achievements in its review: • Operational cost savings achieved; • Progress towards commercial debt restructure (accomplished in early 2009); • The restructuring of the Company's D&O coverage at a significant cost savings; and • The market repurchase of $43 million of debt at a significant discount to market.
Total Points	80	40	(which equates to 50% achievement of corporate objectives)

At the end of the year, each executive also completed a self-assessment of his achievement of individual objectives (representing 20% (or up to 20 points) of the total 2008 MIP target award). The Chief Executive Officer's self-assessment was a component of the annual performance review conducted by the Nominating & Corporate Governance Committee. The Committee reviewed with the Nominating & Corporate Governance Committee its assessment of the performance of the Chief Executive Officer, including his achievement of individual objectives, and discussed with the Chief Executive Officer his review of each other named executive officer's achievement of each officer's specific individual objectives.

Based on its review of the achievement of both quantitative and qualitative 2008 MIP objectives, the Committee (i) authorized the following individual awards to the Company's named executive officers and, in the aggregate, the following award to the Company's 10 eligible executives as a group. In making its determinations regarding whether and in what proportions the Committee would authorize payments to be made to our executives under the 2008 MIP, the Committee considered the recommendation of our named executive officers that a portion of such payments be made in the form of restricted stock of the Company. This recommendation was made by our named executive officers in light of the Company's efforts to conserve cash resources in the current economic climate and to demonstrate management's commitment to the Company's efforts to increase shareholder value. The Committee determined, based also on consultations with the Committee's independent consultant and analysis of data related to target incentive payment practices being followed within the Company's peer group and throughout the United States public marketplace, as a whole, to pay (1) 50% of 2008 MIP payments to our named executive officers, and (2) 75% of 2008 MIP payments to our other executives in cash and to pay the remainder in the form of restricted stock. The Committee determined that paying a lower percentage of the total award in cash to the named executive officers appropriately reflects their line-of-sight to the overall results and the greater percentage of total executive compensation that should be variable in nature (and linked to shareholder value).

Based on the recommendation of the named executive officers, the Committee approved the payment of 25% of 2008 MIP payments to our other executives in the form of restricted stock. It was the view of the Committee that the payment of 50% of our named executive officers' 2008 MIP payment in the form of restricted stock versus the 25% figure utilized for our other executives appropriately reflects the greater percentage of total executive compensation that should be variable in nature (and linked to shareholder value created) for the senior-most executives at the Company. For purposes of determining the specific number of shares of restricted stock to be issued to each executive, the Committee decided that it would be appropriate to use a trailing 30-day average of the Company's closing stock price as of February 9, 2009 ($0.664), the day of the Committee's decision to pay a portion of the 2008 MIP payments in the form of restricted stock (the "principal shares"). In recognition of the deferral of a portion of this year's earned award, the Committee also determined that, in addition to each principal share of restricted stock to be issued, calculated as described above, an additional .44163 shares of restricted stock would be issued. Initially, the Committee had desired to issue an additional .5 shares for each principal share, but they determined to limit the number of additional shares issued to our named executive officers to the number of shares available under the Company's 1999 Equity Compensation Plan, as opposed to also utilizing shares available under the Company's 2004 Equity Compensation Plan. Assuming the continued employment of the particular executive as of such dates, the restricted shares issued vest as follows: 25% on the first anniversary of grant and the remaining 75% thereafter in 24 equal monthly installments over the next two years. Vesting of such restricted stock may be accelerated in certain circumstances. The issuance of additional shares of restricted stock beyond the principal shares in the 2008 MIP payments does not establish a policy or precedent going forward. The Committee will view each year independently.

The cash amounts pertaining to our named executive officers are also presented in the Summary Compensation Table under "Non-Equity Incentive Plan Compensation." The cash portions of such amounts were paid following the completion of the audit of our financial statements. The restricted shares were issued in 2009 and will be reported in next year's proxy statement.

Name	Payout Level (1)	Total Variable Incentive Payment	Total Cash Amount (2)	Restricted Shares (3)
Peter J. Boni	56	$ 364,000	$ 182,000	395,144
James A. Datin	58	$ 226,200	$ 113,100	245,554
Kevin L. Kemmerer	56	$ 173,366	$ 86,683	188,200
Brian J. Sisko	60	$ 150,000	$ 75,000	162,834
Eligible executives, as a group (10 persons)(4)	58	$ 1,263,647	$ 719,343	1,181,751

(1) In percentage terms versus targeted incentive amount.

(2) 50% of total payment for named executive officers; 75% of total payment for other executives.

(3) Issued in lieu of cash for remaining portion of total payment. Includes principal shares as well as additional shares issued as described above.

(4) Mr. Zarrilli is one of our named executive officers and our executive group, but he was not eligible for our 2008 MIP based on the terms of his employment agreement with the Company.

By way of comparison, after taking into consideration the achievement of both corporate and individual objectives, payments to our then named executive officers were made at approximately 70% of target under our 2007 MIP; a range of 102% to 114% of target under our 2006 MIP; and a range of 88.5% to 130% of target under our 2005 MIP.

The Committee has not made any determination as to the ways in which payments under our 2009 MIP will be made. The Committee is aware that, under our presently existing shareholder-approved equity compensation plans, there is little, if any, availability of shares available for issuance to our named executive officers. The Committee is currently reviewing various alternatives with respect to the availability of shares. But, unless our shareholders approve an addition to our current equity compensation plans, it is extremely unlikely that the Committee will be able to utilize restricted stock as part of any 2009 MIP payments.

Long-Term Incentives

The principal approach utilized by the Committee to meet the need for a long-term incentive component to the Company's executive compensation program has been the granting of significant amounts of equity to our named executive officers, primarily in the form of stock options. Our equity compensation plans also allow for the grant of restricted stock awards and such other equity-based awards as the Committee may determine to be appropriate from time to time. As described above under "2008 Compensation Program – Cash Incentives Payouts," the Committee chose to pay a significant portion of 2008 MIP awards in the form of restricted stock with a three-year vesting schedule.

As noted above, we compete for executive talent with venture capital and private equity firms, and we review comparative information regarding venture capital and private equity industry compensation practices. In such industries, executives (referred to as "managing partners") typically have compensation programs heavily weighted towards long-term incentive, structured as a share of the fund's profits, payable in cash (referred to as "carry"). We currently do not provide our executives with a cash compensation program tied directly to gains from our sales of our partner company holdings. Instead, we have to date utilized our equity compensation plans as an alternative to approximate the economic benefit that would be provided by a carry. The initial equity awards made to our named executive officers were based on our assessment of the carry which would typically be provided to our executives in positions of comparable responsibility at private equity and/or venture capital firms at that time. For example, based upon information available to the Committee through its consultant, as well as directly through the professional experience of Committee members, a managing partner of a venture capital or private equity firm would typically expect a carry ranging from about 1% to 5% of profits realized on portfolio transactions. To provide a different, but somewhat comparable, long-term economic benefit to our named executive officers, we granted stock options to our named executive officers, with each officer's aggregate stock option grants ranging from about 1% to 5% of our outstanding shares of common stock, dependent upon the individual's position and responsibilities. The ultimate potential value of the grants is intended to be competitive with those held by comparable executives in the comparison data reviewed by the Committee (as adjusted for the senior executive's experience).

The Committee's deliberations with regard to long-term incentives during 2008 were made increasingly challenging by a variety of factors – the current economic environment impacted the opportunity to realize the value of long-term incentives, and the retentive value of long-term incentive grants made to the named executives upon hire declined precipitously through the course of the year. In an effort to better approximate a "carry" approach, the Committee considered a variety of alternatives for long-term incentives, including cash, restricted stock, and stock options, with all of these approaches tied to gains derived by the Company from sales of our partner company interests. The Committee decided to continue the use of options as the principal component of its long-term incentive program, but changed the performance criteria for new grants from the "market-based" approach (described below) which has been utilized since 2005, to the "capital-return" approach (described below). The Committee believes this vehicle best ties the reward to the factors critical to the creation of shareholder value.

Our stock options are granted with an exercise price equal to the average of the high and low trading prices of our common stock on the date of grant. Therefore, the options will have value only if the market price increases after that date and, in the case of options that vest upon achievement of specified performance milestones, only if the specified performance milestones are achieved. We refer to options that vest upon achievement of specified performance milestones as "performance-based" options. At present, we have issued and outstanding two types of performance-based options: "market-based vesting" options and "capital-return" options (initiated in 2008). Both of these types of performance-based options are described in detail below.

In general, for executive personnel, the Committee has established the following model for allocating option grants (both initial and any annual grants) between options which are subject to simple time-based vesting and performance-based options:

- 25% of the total underlying shares are subject to time-based vesting; of such amount, 25% vests on the first anniversary date of the grant date and the remaining 75% vests in 36 equal monthly installments on the same date of each month thereafter; and
- 75% of the total underlying shares are subject to performance-based vesting.

The Committee believes that allocating option grants in such a fashion aligns the long-term interests of Safeguard management and our shareholders. The Committee may infrequently grant options allocated in a different manner, in special circumstances. All option grants to our named executive officers in 2008 were allocated in the above manner.

Based in general on the circumstances created by the general market collapse in the Fall of 2008 and, in particular, the poor performance of the Company's stock price, during 2008, the Committee also solicited advice from its consultant as well as from the Company's legal advisors regarding the possibility of undertaking a stock option exchange initiative. Despite the fact that the large majority of the Company's outstanding stock options have exercise prices which are significantly above the Company's current public share price, the Committee did not deem it appropriate or advisable to undertake any exchange at this time. The Committee continues to assess the impact on executive and non-executive retention and incentive which the circumstances at present create.

Market-based Options. Our market-based vesting options vest as the Company's per share price on the NYSE achieves certain specified levels in excess of the exercise price of such options. The Committee began utilizing these market-based vesting options during 2005 and continued to utilize them through the second quarter of 2008. Our executives will not benefit from such option grants unless our stock price achieves and sustains a targeted stock price (based on the average closing price of a share of our common stock as reported on the NYSE composite tape for 20 consecutive trading days).

The following table shows the per share stock price levels at which portions of the shares underlying the market-based vesting options granted in 2005 and 2006 to Messrs. Boni, Datin and Kemmerer will vest:

Percentage of Shares Underlying Options That Vest	Per Share Stock Price
First 10%	$2.0359
Next 20%	$3.1548
Next 30%	$4.6466
Final 40%	$6.5114

During 2008, market-based vesting options were issued to Mr. Kemmerer in connection with his undertaking increased responsibilities following Mr. Loftus' departure. Also, upon joining Safeguard in June 2008, Mr. Zarrilli received stock options to purchase 1,500,000 shares. Mr. Zarrilli's option grants met the employment inducement award exemption provided under Section 303A.08 of the NYSE Listed Company Manual. Of the stock options awarded to Messrs. Kemmerer and Zarrilli, 25% of the stock options were subject to time-based vesting and 75% of the stock options were subject to the market-based vesting model. The market-based options issued to Mr. Sisko in 2007 and to Messrs. Kemmerer and Zarrilli during 2008 will vest as follows:

Percentage of Shares Underlying Options That Vest	Per Share Stock Price
First 20%	$3.1548
Next 30%	$4.6466
Next 40%	$6.5114
Final 10%	$7.2246

Market-based options also may vest on a pro rata basis if the per share stock price is between the designated stock price levels set forth in the above tables for 20 consecutive trading days. We measure for these pro rata vestings every six months. For example, based on the stock price levels in the first table above, if the first 10% of the options have already vested and within the next six-month window, the highest average closing price of a share of our common stock as reported on the NYSE composite tape over 20 consecutive trading days equals $2.5954, an additional 10% of the shares underlying the options will vest.

Capital-Return Options. During the third quarter of 2008, based upon discussions with the Committee's consultant and in an attempt to 1) formally incorporate the granting of equity as part of the annual total compensation package; 2) better approximate the "carry" concept described above; and 3) better link compensation to two principal elements of the Company's business plan for producing enhanced shareholder value, increasing the value of our partner company interests and consummating exit transactions to realize such value, the Committee formulated the following capital-return option model. The principle behind the capital-return model is to vest options as partner company exit transactions produce aggregate cash returns to the Company in excess of certain predetermined levels. In order to create a starting point for the use of this vesting approach, the Committee formed a group consisting of all of the Company's partner companies existing as of September 30, 2008, other than Clarient (The "Initial Group") and tied the vesting of the performance-based options issued on such date to predetermined levels of net cash proceeds returned to the Company based on exit transactions involving the Initial Group. Vesting of these options will be calculated annually as of the anniversary date of the grant. Vesting will only begin to occur after a hurdle amount of proceeds are produced and all options will become vested upon achievement of a predetermined target amount of proceeds. After such hurdle amount is reached, the options will vest on a linear basis relative to additional proceeds produced beyond the hurdle amount and the target amount until such time as 100% of the options are vested when the target amount of proceeds is reached. Adjustments to the hurdle amount and the target amount will be made if and when the Company deploys additional capital into any of the Initial Group. It is contemplated that, on an annual basis going forward, on or about the anniversary date of the formation of the Initial Group, the Committee will create an additional grouping of partner companies defined as companies into which the Company first deployed capital during the preceding 12 months. The vesting of any stock option issuances to be made at that time (or within the next 12 months) in the normal course of the Committee's management of executive compensation equity matters would be tied to net proceeds produced from exit transactions involving such group of partner companies.

The Committee annually reviews the equity awards held by our executives and other employees and also may consider awards periodically during a year in an effort to retain and motivate employees and to ensure continuing alignment of executive and shareholder interests. Information regarding the stock option grants made to our named executive officers during 2008 can be found below under "Executive Compensation – Grants of Plan-Based Awards — 2008."

Subject to availability under our shareholder approved equity compensation plans, we expect to continue to use stock options and other equity awards as part of our executive compensation program, including performance-based options.

Stock Option/Equity Granting Process

The Committee is responsible for equity grants under our equity compensation plans. The Committee approves and grants all equity awards to our executives, employees and advisory board members, with the exception of those grants for which the Committee has delegated authority to the Chief Executive Officer which are described below. Equity grants to directors are generally approved by the Board; however, in those cases where the Board has approved the size and form of recurring annual service grants, the Committee may authorize grants without further Board approval.

Grants may be made at regularly scheduled meetings or at special meetings convened to approve compensation arrangements for newly hired executive officers or for executive officers who have been promoted or are otherwise subject to changes in responsibilities. During 2007, the Committee determined that, as a matter of best practice, recurring grants to directors and advisory board members would be made on the date of Safeguard's annual meeting of shareholders. During 2008, the Committee further determined that it would also begin utilizing the end of the Company's fiscal third quarter each year as an acceptable and administratively convenient time to make annual determinations regarding executive equity compensation matters. It is presently contemplated that, at that time in each calendar year going forward, and in connection with the process described above regarding the Company's capital-return option model, the Committee may issue additional options (or other forms of incentive equity) to some or all of the Company's executives. This annual process was established in 2008 in recognition of the fact that the core of the Company's senior management team was established beginning in 2005 and that, based on the term of the Company's option grants, it would be appropriate to begin an annual option review and potential programmatic supplemental grant designed to deliver an annual long-term incentive value relative to each executive's roles and responsibilities. The Committee believes that granting equity on an annual basis will 1) provide greater alignment between the performance achieved and the value realized; 2) reinforce equity value as an important component of each executive's annual total compensation; and 3) recognize the executives' ongoing role in achieving results rather than the point in time that they joined the Company.

The Committee has delegated to our Chief Executive Officer the authority to make equity grants between regularly scheduled Committee meetings (primarily to new hires and new advisory board members), provided that the aggregate number of shares granted may not exceed 300,000 shares, the maximum number of shares allocated to any one employee may not exceed 125,000 shares and the aggregate number of shares allocated to any one advisory board member may not exceed 5,000 shares. A report is made to the Committee at each of its regularly scheduled meetings regarding any grants that our Chief Executive Officer has approved since the date of the last report, following which the aggregate number of shares available is reset to 300,000 shares. The Chief Executive Officer is not authorized to make equity grants to executives or directors without prior Committee approval of the specific grant contemplated.

It recently has become our practice to make all employee grants of options, subject to limited exceptions for new hires, on fixed quarterly grant dates. Grants to newly retained consultants or advisors may be made on the later of the date the award is approved or the date of commencement of services. The exercise price for all stock options granted under our equity compensation plans is the average of the high and low trading prices of our common stock as reported on the NYSE composite tape on the date of grant, which we believe reflects common practice.

Nonqualified Deferred Compensation

Our executives may defer compensation under our qualified 401(k) plan (subject to the limits imposed by the Internal Revenue Code) but generally, due to the structure of our 401(k) plan, the most highly compensated of our executives (including our named executive officers) were not eligible to receive matching company contributions under that plan for calendar years through 2008. In lieu of such a matching 401(k) contribution, such executives were eligible to participate in our nonqualified deferred compensation plan, which is an unfunded plan that does not allow deferral of compensation but does allow participants to obtain credits, in the form of Safeguard contributions allocated to accounts for the benefit of participants. We offered this nonqualified deferred compensation plan to those executives excluded from matching contributions in light of their ineligibility to obtain a Company matching contribution under our qualified 401(k) plan. During 2008, the Committee approved a change to our 401(k) plan which will allow matching contributions for all of our employees for calendar years beginning with 2009. Therefore, no further contributions are expected to be made under our non-qualified deferred compensation plan for calendar years beyond 2008. Amounts accrued for prior periods will continue to be credited to prior participants in accordance with the terms of the plan. Additional information regarding participation in this plan by named executive officers can be found below under "Executive Compensation—Nonqualified Deferred Compensation – 2008."

Perquisites (fringe benefits)

Contractually, certain of our executives are entitled to a few benefits that are not otherwise available to our employees generally. We do not provide a defined benefit pension arrangement, post-retirement health coverage or similar benefits for any of our executives. During 2008, we provided universal life insurance coverage ranging from $750,000 to $1,000,000 to each of our named executive officers. In addition, the following additional perquisites were provided to all of our named executive officers in fiscal 2008, other than to Mr. Zarrilli:

- $10,000 annual car allowance;
- $8,000 non-accountable annual expense allowance; and
- Up to $5,000 reimbursement annually for medical, vision or dental expenses not covered under our other benefit plans.

The Committee believes that these perquisites, which represent a relatively modest portion of each named executive officer's compensation, are not out of the ordinary for executives of the caliber that we needed to be able to attract to Safeguard. These perquisites are taken into consideration by the Committee in determining total compensation payable to the named executive officers. It is the Committee's stated intention to begin to treat certain of such perquisites as fully discretionary in the case of any new hires to our senior executive ranks.

Severance and Change-in-Control Arrangements

Each of our named executive officers has an agreement with Safeguard which provides certain benefits in the event of termination of his employment by Safeguard without "cause" or by the officer for "good reason" (as defined in the agreements). Messrs. Land and Loftus voluntarily resigned as Safeguard employees in May 2008 and, therefore, received no severance payments.

Upon the occurrence of a termination event, each executive will be entitled to those benefits outlined in his agreement with us, which may include a multiple of his then current base salary, payment of his pro rata bonus for the year of termination or a multiple of the greater of his target bonus for the year of termination or the average of his actual bonuses for up to the last three years, accelerated vesting of equity awards and extension of the post-termination exercise period within which some or all of the equity awards held by the executive may be exercised, coverage under our medical, health and life insurance plans for a designated period of time, and outplacement services or office space. See "Potential Payments upon Termination or Change in Control" elsewhere herein for a summary of the specific benefits that each executive will receive upon the occurrence of a termination event.

Unlike "single trigger" change-in-control arrangements that pay out immediately upon a change in control, most of the benefits to which our named executive officers are entitled under their agreements in the event of a "change in control" require a "double trigger," namely a change in control coupled with a loss of employment or a substantial change in job duties. We believe a "double trigger" provides retention incentives as well as continuity of management in the event of an actual or threatened change in control. However, we note that the acceleration of the vesting of the stock options that have been granted to Mr. Boni require only a "single trigger" to be effective – that is, only a change in control. This arrangement was specifically negotiated by Mr. Boni as a condition to his agreement to join Safeguard. Since equity represents a significant portion of Mr. Boni's total compensation, we believe that this "single trigger" can be an important retention device during change–in-control discussions.

Deductibility of Executive Compensation

The Committee considers the potential impact of Section 162(m) of the Internal Revenue Code in structuring executive compensation. Section 162(m) disallows a tax deduction for any publicly held corporation for certain executive compensation exceeding $1,000,000 per person in any taxable year unless it is "performance based" within the meaning of Section 162(m). We believe the stock options awarded under our equity compensation plans are in compliance with the provisions of Section 162(m). The portion of cash compensation paid to Mr. Boni for 2008 in excess of $1,000,000 was not "performance-based" compensation within the meaning of Section 162(m) and, therefore, was not deductible by Safeguard. We believe that providing an appropriate level of cash compensation and maintaining flexibility in determining compensation may be more important than preserving this tax deduction. Therefore, the Committee does not currently plan to take any action to qualify any of our cash incentive compensation plans under Section 162(m).

Stock Ownership Guidelines

Our Board established stock ownership guidelines, effective December 31, 2005, that are designed to closely align the long-term interests of our named executive officers with the long-term interests of our shareholders. The guidelines provide that each named executive officer should attain an equity position in our common stock equal to two times annual base salary. The ownership level should be achieved (i) within five years of December 31, 2005 for executive officers who were employed on that date or (ii) for individuals who were not employees on December 31, 2005, by the end of the fifth full calendar year following the year in which the executive officer was hired. The Nominating & Corporate Governance Committee monitors compliance as of the end of each calendar year. Shares counted toward these guidelines include:

- Shares beneficially owned by the executive officer;
- Vested shares of restricted stock;
- Vested deferred stock units that have been credited to the executive officer; and
- Shares underlying vested, in-the-money options.

Based on information they have provided to us, our named executive officers are working toward meeting the guidelines within the prescribed time frames.

Prohibition on Speculation in Safeguard Stock

Our company policy on securities trading by company personnel prohibits our named executive officers, directors and other employees from engaging in activities with regard to our stock that can be considered as speculative, including but not limited to, short selling (profiting if the market price of our securities decreases); buying or selling publicly traded options (e.g., a put option, which is an option or right to sell stock at a specific price prior to a specified date, or a call option, which is an option or right to buy stock at a specific price prior to a specified date); and hedging or any other type of derivative arrangement that has a similar economic effect. Our executive officers and directors also are prohibited from pledging, directly or indirectly, our common stock or the stock of any of our partner companies, as collateral for indebtedness.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and the Company's proxy statement.

Members of the Compensation Committee:

Julie A. Dobson, Chairperson George D. McClelland John J. Roberts

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Years Ended December 31, 2008, 2007 and 2006

The table below is a summary of total compensation paid to or earned by our named executive officers for the fiscal years ended December 31, 2008, 2007 and 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compen-sation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compen-sation ($)(5)	Total ($)
Peter J. Boni	2008	650,000	—	—	578,521	182,000	—	74,323	1,484,844
President and Chief	2007	650,000	—	—	710,745	455,000	267	116,049	1,932,061
Executive Officer	2006	600,000	—	—	1,185,249	684,000	—	248,935	2,718,184
James A. Datin	2008	390,000	—	—	354,414	113,100	—	46,961	904,475
Executive Vice President	2007	390,000	—	—	435,321	273,000	267	47,441	1,146,029
and Managing Director,	2006	375,000	—	—	713,813	382,500	—	44,989	1,516,302
Life Sciences									
Kevin L. Kemmerer (6)	2008	309,337	—	—	191,722	86,683	—	45,081	632,823
Executive Vice President and Managing Director, Technology									
Brian J. Sisko	2008	340,000	50,000	—	260,295	75,000	—	48,109	773,404
Senior Vice President and	2007	126,410	91,096	—	148,345	—	—	6,238	372,089
General Counsel									
Stephen T. Zarrilli (7)	2008	198,333	113,750	—	123,750	—	—	14,006	449,839
Senior Vice President and	2007	327,500	—	—	44,563	—	—	—	372,063
Chief Financial Officer	2006	15,000	—	—	25,577	—	—	—	40,577
Raymond J. Land (8)	2008	135,417	—	—	(267,792)		—	21,559	(110,816)
Former Senior Vice President and Chief Financial Officer	2007	182,292	109,375	—	292,344	—	—	32,367	616,378

(1) For 2008, the amount reported for Mr. Zarrilli represents an amount paid to him when he returned to Safeguard as an employee in June 2008 in lieu of participation in our Management Incentive Plan (MIP) for 2008. For 2007, the amounts reported for Messrs. Sisko and Land represent amounts paid to them upon their hire in lieu of participation in our 2007 MIP.

(2) These amounts do not represent compensation actually received. Rather, these amounts represent the aggregate expense we recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008 for stock options granted during and prior to 2008, in accordance with FAS 123(R). In accordance with SEC rules, the amounts shown exclude the effect of estimated forfeitures related to service-based vesting conditions other than forfeitures that actually occurred during 2008. The stock options held by Mr. Land were forfeited, in accordance with the terms of his stock option agreements, following his termination of employment. Therefore, under FAS 123(R), the expenses previously reported with respect to the stock options that Mr. Land forfeited were reversed, and, in accordance with SEC rules, the reversal resulted in the negative amount shown in the table. The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years indicated:

	2008	2007	2006	2005	2004
Service-Based Awards:					
Dividend yield	0%	0%	0%	0%	0%
Expected volatility	52%	61%	69%	84%	86%
Average expected option life	5 years	5 years	5 years	5 years	5 years
Risk-free interest rate	3.1%	4.5%	4.7%	4.4%	3.6%
Market-Based Awards:					
Dividend yield	0%	0%	0%	0%	N/A
Expected volatility	59%	55%	62%	67%	N/A
Average expected option life	5 - 7 years	5 - 7 years	5 - 7 years	5 - 7 years	N/A
Risk-free interest rate	3.4%	5.0%	4.8%	4.3%	N/A
Performance-Based Awards:					
Dividend yield	0%	N/A	N/A	N/A	N/A
Expected volatility	50%	N/A	N/A	N/A	N/A
Average expected option life	4.4 years	N/A	N/A	N/A	N/A
Risk-free interest rate	3.0%	N/A	N/A	N/A	N/A

For information regarding the grant date fair value of awards granted in 2008, see "Grants of Plan-Based Awards — 2008" below.

(3) For 2008, the amounts reported in this column represent the cash payments made in March 2009 for awards earned under our 2008 MIP.. As described in detail under "Compensation Discussion and Analysis — 2008 Compensation Program," the Compensation Committee determined that amounts earned under the 2008 MIP by our named executive officers would be paid 50% in cash and 50% in restricted stock. The restricted stock, which was issued in February 2009, will be reported in the tables that will be included in our 2010 proxy statement.

(4) For 2008, Messrs. Boni, Datin and Kemmerer realized a notional loss of $16,070, $16,070 and $22,622, respectively, in the amounts credited to them under the Executive Deferred Compensation Plan; these losses are reported below under "Nonqualified Deferred Compensation — 2008."

(5) For 2008, All Other Compensation included the following amounts:

Name	Perquisites and Personal Benefits	Nonqualified Deferred Compensation Plan or 401(k) Matching Contribution	Life Insurance Premiums	Group Life Insurance Imputed Income
Peter J. Boni	$ 23,000	$ 17,250	$ 30,509	$ 3,564
James A. Datin	22,169	17,250	6,930	612
Kevin L. Kemmerer	22,881	17,250	4,640	310
Brian J. Sisko	22,917	17,250	7,420	522
Stephen T. Zarrilli	—	9,246	4,455	305
Raymond J. Land	13,386	—	7,265	908

For Messrs. Boni, Datin, Kemmerer, Sisko and Land, the perquisites and personal benefits include a $10,000 annual car allowance (prorated for individuals employed for less than the full year), an $8,000 non-accountable annual expense allowance, and reimbursement of up to $5,000 annually for medical, vision or dental expenses not covered under our other benefit plans. Our named executive officers also have occasional personal use of tickets to various sporting events at no incremental cost to us and are eligible to receive matching charitable contributions under our program, which is available to all employees, subject to a maximum of $1,500 in matching contributions for each individual for each calendar year.

(6) Mr. Kemmerer became an executive officer of Safeguard in April 2008.

(7) Mr. Zarrilli served, on a consulting basis, as our Acting Senior Vice President, Acting Chief Administrative Officer and Acting Chief Financial Officer from December 2006 until mid-June 2007 and rejoined Safeguard as an employee in June 2008 as our Senior Vice President and Chief Financial Officer.

(8) Mr. Land resigned in May 2008. See footnote 2 for an explanation of the negative amount of total compensation reported for Mr. Land.

Each of our current named executive officers has an employment agreement with us that sets his initial base salary and initial minimum annual cash incentive target award. The initial base salary and initial minimum annual cash incentive target award for each named executive officer employed as of December 31, 2008, were as follows: Mr. Boni ($600,000 salary; $600,000 target award); Mr. Datin ($375,000 salary; $375,000 target award); Mr. Kemmerer ($325,000 salary; $325,000 target award); Mr. Sisko ($340,000 salary; $250,000 target award); and Mr. Zarrilli ($340,000 salary; $195,000 target award). Base salaries and annual cash incentive target awards, which are reviewed by the Compensation Committee each year, currently exceed these contractual minimum amounts for Messrs. Boni, Datin and Kemmerer and Mr. Zarrilli's annual cash incentive target award currently exceeds his contractual minimum amount. The primary focus of these agreements is to provide our executive officers with severance benefits in the event of a termination of employment involuntarily, for good reason or upon a change in control, as described below under "Potential Payments upon Termination or Change in Control." The components of compensation reported in the Summary Compensation Table, including an explanation of the amount of salary and cash incentive compensation in proportion to total compensation, are described in detail under "Compensation Discussion and Analysis."

Grants of Plan-Based Awards — 2008

The following table shows non-equity incentive plan awards and option awards granted during 2008 to our named executive officers. There were no stock awards granted to our named executive officers during 2008.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Market Price on Grant Date ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Peter J. Boni	4/22/08	—	650,000	975,000	—	—	—	—	—
	9/30/08	—	—	—	—	900,000 (5)	1.235	1.25	490,090
	9/30/08	—	—	—	—	300,000 (6)	1.235	1.25	177,660
James A. Datin	4/22/08	—	390,000	585,000	—	—	—	—	—
	9/30/08	—	—	—	—	450,000 (5)	1.235	1.25	245,045
	9/30/08	—	—	—	—	150,000 (6)	1.235	1.25	88,830
Kevin L. Kemmerer	4/22/08	—	309,583	464,375	—	—	—	—	—
	6/30/08	—	—	—	—	375,000 (7)	1.275	1.24	281,571
	6/30/08	—	—	—	—	125,000 (6)	1.275	1.24	78,563
	9/30/08	—	—	—	—	375,000 (5)	1.235	1.25	204,204
	9/30/08	—	—	—	—	125,000 (6)	1.235	1.25	74,025
Brian J. Sisko	4/22/08	—	250,000	375,000	—	—	—	—	—
	9/30/08	—	—	—	—	98,500 (5)	1.235	1.25	53,638
	9/30/08	—	—	—	—	31,500 (6)	1.235	1.25	18,654
Stephen T. Zarrilli	6/30/08	—	—	—	—	1,125,000 (7)	1.275	1.24	844,713
	6/30/08	—	—	—	—	375,000 (6)	1.275	1.24	235,688
	9/30/08	—	—	—	—	26,250 (5)	1.235	1.25	14,294
	9/30/08	—	—	—	—	8,750 (6)	1.235	1.25	5,182
Raymond J. Land	4/22/08	—	195,000	292,500	—	—	—	—	—

(1) These awards were made under the 2008 MIP. There were no mandatory minimum awards payable under the 2008 MIP and the maximum awards payable were 150% of the target amounts. The amounts in the table represent payouts that might have been achieved based on performance at target or maximum performance levels. Mr. Land voluntarily resigned in May 2008 and was not eligible for a payment under this plan. The cash amounts actually paid under this plan for 2008 have been reported in the Summary Compensation Table under "Non-Equity Incentive Plan Compensation." As described in detail under "Compensation Discussion and Analysis — 2008 Compensation Program," the Compensation Committee determined that amounts earned

under the 2008 MIP by our named executive officers would be paid 50% in cash and 50% in restricted stock. The restricted stock was issued in February 2009, is subject to vesting over a three-year period, and will be reported in the tables that will be included in our 2010 proxy statement.

(2) The options have an eight-year term. Vesting of equity awards may be accelerated upon death, permanent disability, retirement on or after 65th birthday, termination of employment for good reason or without cause, or termination of employment in connection with a change in control, and, in the case of Mr. Boni's stock options, upon the occurrence of a change in control. Further information regarding the equity awards that are subject to acceleration of vesting in each circumstance can be found below under "Potential Payments upon Termination or Change in Control."

(3) The market price reported in this column is the closing price of Safeguard common stock as reported on the NYSE composite tape on the grant date. Under the terms of Safeguard's equity compensation plans, the exercise price of an option is determined based upon the average of the high and low trading prices of Safeguard's common stock as reported on the NYSE composite tape on the grant date.

(4) The amounts in this column represent the grant date fair value of the awards computed in accordance with FAS 123(R). For a discussion of the valuation assumptions, see footnote 2 to the Summary Compensation Table.

(5) As described in detail under "Compensation Discussion and Analysis — Long-Term Incentives," these options are subject to performance-based vesting and vest based on the aggregate cash produced as a result of exit transactions involving certain of our partner companies relative to the amount of cash deployed in connection with such partner companies.

(6) These options vest as to 25% of the underlying shares on the first anniversary date of the grant date and as to the remaining 75% of the underlying shares in 36 equal monthly installments thereafter.

(7) These options are subject to market-based vesting and vest upon the achievement of the following per share stock price levels (based on the average closing price of a share of our common stock as reported on the NYSE composite tape for 20 consecutive trading days):

Percentage of Shares Underlying Options That Vest	Per Share Stock Price
First 20%	$3.1548
Next 30%	$4.6466
Next 40%	$6.5114
Final 10%	$7.2246

In addition to vesting upon the achievement of a specified per share stock price level, the shares underlying the options may vest on a pro rata basis on each six-month anniversary of the grant date if the per share stock price is between the designated levels (based on the highest average closing price of a share of our common stock as reported on the NYSE composite tape for 20 consecutive trading days during each six-month period).

Outstanding Equity Awards at Fiscal Year-End — 2008

The following table shows the equity awards we have made to our named executive officers that were outstanding at December 31, 2008.

		Option Awards					Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1)(2) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Peter J. Boni	08/16/05	833,333	166,667	—	1.275	08/16/13	—	—
	08/16/05	861,245	—	2,138,755 (3)	1.275	08/16/13	—	—
	09/30/08	—	300,000	—	1.235	09/30/16	—	—
	09/30/08	—	—	900,000 (4)	1.235	09/30/16	—	—
James A. Datin	09/07/05	406,250	93,750	—	1.560	09/07/13	—	—
	09/07/05	430,622	—	1,069,378 (3)	1.560	09/07/13	—	—
	09/30/08	—	150,000	—	1.235	09/30/16	—	—
	09/30/08	—	—	450,000 (4)	1.235	09/30/16	—	—
Kevin L. Kemmerer	06/14/04	100,000	—	—	2.335	06/14/12	—	—
	12/15/04	125,000	—	—	2.125	12/15/12	—	—
	06/06/05	21,875	3,125	—	1.030	06/06/13	—	—
	10/25/05	39,583	10,417	—	1.380	10/25/13	—	—
	10/25/05	114,832	—	285,168 (3)	1.380	10/25/13	—	—
	02/12/06	86,124	—	213,876 (3)	1.975	02/21/14	—	—
	06/30/08	—	125,000	—	1.275	06/30/16	—	—
	06/30/08	—	—	375,000 (5)	1.275	06/30/16	—	—
	09/30/08	—	125,000	—	1.235	09/30/16	—	—
	09/30/08	—	—	375,000 (4)	1.235	09/30/16	—	—
Brian J. Sisko	08/20/07	83,333	166,667	—	2.106	08/20/15	—	—
	08/20/07	40,618	—	709,382 (5)	2.106	08/20/15	—	—
	09/30/08	—	31,500	—	1.235	09/30/16	—	—
	09/30/08	—	—	98,500 (4)	1.235	09/30/16	—	—
Stephen T. Zarrilli	12/15/06	150,000	—	—	2.335	06/11/10	—	—
	06/30/08	—	375,000	—	1.275	06/30/16	—	—
	06/30/08	—	—	1,125,000 (5)	1.275	06/30/16	—	—
	09/30/08	—	8,750	—	1.235	09/30/16	—	—
	09/30/08	—	—	26,250 (4)	1.235	09/30/16	—	—
Raymond J. Land (6)	—	—	—	—	—	—	—	—

(1) Unless otherwise identified by footnote, options are subject to time-based vesting, with 25% of the underlying shares vesting on the first anniversary date of the grant date and the remaining underlying shares vesting in 36 equal installments on the same date of each month thereafter.

(2) Vesting of equity awards may be accelerated upon death, permanent disability, retirement on or after 65th birthday, termination of employment for good reason or without cause, or termination of employment in connection with a change in control, and, in the case of Mr. Boni's equity awards, upon the occurrence of a change in control. Further information regarding the equity awards that are subject to acceleration of vesting in each circumstance can be found below under "Potential Payments upon Termination or Change in Control."

(3) These options are market-based vesting options and vest upon the achievement of improvement in Safeguard's stock price. Achievement is measured based on the average daily closing price of Safeguard common stock as reported on the NYSE composite tape for 20 consecutive trading days. The following table shows the per share stock prices at which portions of the shares underlying these market-based vesting options vest:

Percentage of Shares Underlying Options that Vest	Per Share Stock Price
First 10%	$2.0359
Next 20%	3.1548
Next 30%	4.6466
Final 40%	6.5114

In addition to vesting upon the achievement of a specified per share stock price, the shares underlying the options may vest on a pro rata basis on each six-month anniversary of the grant date if the per share stock price is between the designated stock prices (based on the highest average closing price of a share of our common stock as reported on the NYSE composite tape for 20 consecutive trading days during each six-month period).

(4) As described in detail under "Compensation Discussion and Analysis — Long-Term Incentives," these options are subject to performance-based vesting and vest based on the aggregate cash produced as a result of exit transactions involving certain of our partner companies relative to the amount of cash deployed in connection with such partner companies.

(5) These options are market-based vesting options and vest upon the achievement of improvement in Safeguard's stock price. Achievement is measured based on the average daily closing price of Safeguard common stock as reported on the NYSE composite tape for 20 consecutive trading days. The following table shows the per share stock prices at which portions of the shares underlying these market-based vesting options vest:

Percentage of Shares Underlying Options that Vest	Per Share Stock Price
First 20%	$3.1548
Next 30%	4.6466
Next 40%	6.5114
Final 10%	7.2246

In addition to vesting upon the achievement of a specified per share stock price, the shares underlying the options may vest on a pro rata basis on each six-month anniversary of the grant date if the per share stock price is between the designated stock prices (based on the highest average closing price of a share of our common stock as reported on the NYSE composite tape for 20 consecutive trading days during each six-month period).

(6) Mr. Land's options terminated following his voluntary resignation in May 2008.

Option Exercises and Stock Vested — 2008

There were no stock options exercised by our named executive officers during 2008 and there were no restricted stock awards held by any named executive officers during 2008.

Nonqualified Deferred Compensation — 2008

In 2003, Safeguard adopted an Executive Deferred Compensation Plan, which is a nonqualified, unfunded plan that provides for a designated group of employees to obtain credits in the form of Safeguard contributions that are allocated to accounts for the benefit of each participant. Participants may not defer compensation under the plan. This plan was adopted in order to approximate matching contributions under our 401(k) plan which, based upon the terms and structure of our 401(k) plan, were not available to our most highly compensated personnel.

Contributions by Safeguard are discretionary and may vary from year to year. For 2008, we credited each eligible participant's account with an amount equal to 4% of up to $230,000 of the participant's 2008 salary and bonus (which amount was fully vested) and 3.5% of up to $230,000 of the participant's 2008 base salary (which amount vests 20% for each year of service in which the participant has attained 1,000 hours of service).

Lump sum distributions of the vested balance in a named executive officer's account are made following termination of employment as follows:

- Amounts that were earned and vested at December 31, 2005, are distributed within 30 business days following termination; and
- The remaining amount is distributed six months following termination.

A committee appointed by Safeguard's Board selects the funds or indices that are used for purposes of calculating the earnings that are credited to each participant's account based on a notional investment in the selected funds or indices. Since the plan's inception, we have calculated earnings based on the performance of the notional investment in the Principal Investors Fund, Inc. Large-Cap S&P 500 Index Fund (PLFPX), which is one of the investment choices that had been available to participants in Safeguard's 401(k) plan. The committee, in its discretion, may replace this fund and add new funds.

The following table shows contributions and earnings for 2008 and account balances at December 31, 2008, for the named executive officers. There were no withdrawals or distributions by the named executive officers during 2008.

Name	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(2)(3)
Peter J. Boni	17,250	(16,070)	—	35,380
James A. Datin	17,250	(16,070)	—	35,380
Kevin L. Kemmerer	17,250	(22,622)	—	47,952
Brian J. Sisko	17,250	—	—	17,250
Stephen T. Zarrilli	—	—	—	—
Raymond J. Land	—	—	—	—

(1) Contributions are included in the Summary Compensation Table under "All Other Compensation." Earnings in the last fiscal year are included in the Summary Compensation Table under "Change in Pension Value and Nonqualified Deferred Compensation Earnings."

(2) The balance in each named executive officer's account consists of contributions credited by us and notional accrued gains or losses. In prior years, the amounts credited by us under this plan for the benefit of named executive officers were reported in our proxy statement as compensation in the Summary Compensation Table.

(3) At December 31, 2008, Mr. Kemmerer was fully vested, and Messrs. Boni, Datin and Sisko had vested account balances of $28,776, $28,776 and $10,810, respectively.

Potential Payments upon Termination or Change in Control

Messrs. Boni, Datin, Kemmerer, Sisko and Zarrilli each have agreements with us which provide for certain benefits upon termination of employment without cause or for good reason, either involuntarily or in connection with a change in control. Under these agreements, the following definitions apply:

Cause	→	Violation of any of our written policies; appropriation of a material business opportunity of our company; misappropriation of company assets; conviction of a felony or any other crime with respect to which imprisonment is a possible punishment; or breach of any material term of the executive's employment agreement or any other agreement with, or duty owed to, us or any of our partner companies.
Good Reason	→	A material diminution, without the executive's consent, in the nature or status of the executive's position, title, reporting relationship, duties, responsibilities or authority; a material reduction of the executive's base salary; a material breach by us of the executive's agreement; the relocation of our principal office by more than 30 to 35 miles; or an executive's assignment, without his consent, to be based anywhere other than our principal office.

Change in Control	→	A change in control generally occurs when: • A person becomes the beneficial owner of securities having 50% or more of the combined voting power of our securities; • Less than a majority of our Board consists of continuing directors (which means a director who either is a member of the Board as of the effective date of the change in control or is nominated or appointed to serve as a director by a majority of the then continuing directors); • We are subject to a merger or other business combination transaction as a result of which holders of a majority of our equity securities do not own a majority of the equity securities of the surviving company; • We sell all or substantially all of our assets or are liquidated.

Payments Made upon Involuntary Termination of Employment without Cause or for Good Reason

Messrs. Boni, Datin, Kemmerer, Sisko and Zarrilli will receive the following benefits upon involuntary termination of employment without cause or for good reason:

- Messrs. Boni, Datin and Kemmerer:
  - A lump sum payment equal to the executive's then current annual base salary and the greater of the executive's target bonus (not less than 100% of current base salary) for the year of termination or the average of the executive's actual bonuses for the last three completed fiscal years;
  - All vested stock options will remain exercisable for 12 months; and
  - 12 months' continued coverage under our medical and dental plans.

- Messrs. Sisko and Zarrilli:
  - A lump sum payment equal to 1.5 times the executive's then current base salary and the executive's earned prorated bonus for the year of termination (commencing in 2009 for Mr. Zarrilli);
  - All time-vested stock options will fully vest and remain exercisable for 36 months and vested performance-based stock options will remain exercisable for 12 months;
  - 12 months' continued coverage under our medical, dental and life insurance plans; and
  - Up to $20,000 for outplacement services or office space.

Payments Made upon a Change in Control or Involuntary Termination of Employment without Cause or for Good Reason in Connection with a Change in Control

Upon a change in control, the stock options held by Mr. Boni that have not otherwise vested will become fully vested. Our named executive officers will not be entitled to any other payments or benefits (except those that are provided on a non-discriminatory basis to our employees generally upon termination of employment) unless the change in control is coupled with a loss of employment or a substantial change in job duties as described above.

Upon involuntary termination of employment without cause or for good reason within six months before or 12 months following a change in control (for Messrs. Boni, Datin and Kemmerer) or within 18 months following a change in control (for Messrs. Sisko and Zarrilli), Messrs. Boni, Datin, Kemmerer, Sisko and Zarrilli will receive the following benefits:

- Messrs. Boni, Datin and Kemmerer:
  - A lump sum payment equal to a multiple of the executive's then current base salary and a multiple of the greater of the executive's target bonus (not less than 100% of current base salary) for the year of termination or the average of the executive's actual bonuses for the last three completed fiscal years (the multiple is three times for Mr. Boni and two times for Messrs. Datin and Kemmerer);
  - All stock options that have not otherwise vested will fully vest and will remain exercisable for 36 months for Mr. Boni and 24 months for Messrs. Datin and Kemmerer; and
  - Continued coverage under our medical and dental plans for 36 months for Mr. Boni and 24 months for Messrs. Datin and Kemmerer.

- Messrs. Sisko and Zarrilli:
  - o A lump sum payment equal to 1.5 times the executive's then current base salary and the executive's earned prorated bonus for the year of termination (commencing in 2009 for Mr. Zarrilli);
  - o All time-vested stock options will fully vest and remain exercisable for 36 months and all performance-based stock options that have not otherwise vested will vest and remain exercisable for 24 months;
  - o 12 months' continued coverage under our medical, health and life insurance plans; and
  - o Up to $20,000 for outplacement services or office space.

Other Payments Made upon Termination of Employment

Regardless of the manner in which a named executive officer's employment terminates, he also generally will receive payments and benefits that are provided on a non-discriminatory basis to our employees upon termination of employment, including the following:

- Amounts earned during his term of employment;
- Upon his death, disability or voluntary termination of employment, his accrued unused vacation pay;
- Amounts contributed by us for the year of termination under our 401(k) plan or nonqualified deferred compensation plan (if he has completed the required hours of service, if any, and is an employee on the date as of which we make a contribution);
- Distribution of accrued and vested plan balances under our 401(k) plan and nonqualified deferred compensation plan;
- Reimbursement of eligible dental expenses for services incurred prior to termination;
- Upon his death, disability or retirement on or after his 65th birthday, accelerated vesting of stock options subject to time-based vesting that have not otherwise vested and extension of the post-termination exercise period for all stock options from 90 days to 12 months; and
- Upon his death or disability, accelerated vesting of restricted stock awards that have not otherwise vested; and
- Upon his death or disability, payment of benefits under our other broad-based employee benefit programs, including short-term and long-term disability plans, life insurance program, accidental death and dismemberment plan and business travel insurance plan, as applicable.

The following table shows the potential incremental payments and benefits which the named executive officers would have been entitled to receive during 2008 upon termination of employment in each situation listed in the table below under their respective agreements and our broad-based employee benefit programs. The amounts shown do not include certain payments and benefits available generally to salaried employees upon termination of employment, such as distributions from our 401(k) and deferred compensation plans. The amounts shown in the table are based on an assumed termination as of December 31, 2008 and represent estimates of the maximum incremental amounts and benefits that would have been paid to each executive upon his termination which we have calculated: (i) by multiplying the 2008 annualized base salary for each named executive officer by the multiplier in each scenario that is specified in each such executive's agreement with us; (ii) for Messrs. Boni, Datin and Kemmerer, by multiplying their respective 2008 target incentive awards by the multiplier in each scenario that is specified in their respective agreements with us; (iii) for Messrs. Sisko and Zarrilli, by assuming they would have been entitled to their respective 2008 annualized target incentive award for the full year; and (iv) by using our 2009 premium costs for calculating the value of the health and welfare benefits. Mr. Land has been excluded from this table because he received no severance benefits or payments in connection with his voluntary resignation in May 2008. The actual amounts to be paid to each executive would depend on the time and circumstances of an executive's separation from Safeguard.

Current	Salary and Bonus ($)	Accrued Vacation Pay ($)	Life Insurance Proceeds or Disability Income ($)	Health and Welfare Benefits ($)	Acceleration of Equity Awards ($)(1)	Total Termination Benefits ($)
Peter J. Boni						
• Normal Retirement (65+)	—	6,250	—	—	—	6,250
• Permanent disability	—	6,250	741,880	—	—	748,130
• Death	—	6,250	1,500,000	—	—	1,506,250
• Involuntary termination without cause or for good reason	1,300,000	—	—	11,910	—	1,311,910
• Change in control	—	—	—	—	—	—
• Change-in-control termination, involuntarily or for good reason	3,900,000	—	—	35,730	—	3,935,730
James A. Datin						
• Normal Retirement (65+)	—	—	—	—	—	—
• Permanent disability	—	—	4,493,385	—	—	4,493,385
• Death	—	—	750,000	—	—	750,000
• Involuntary termination without cause or for good reason	780,000	—	—	15,940	—	795,940
• Change-in-control termination, involuntarily or for good reason	1,560,000	—	—	31,880	—	1,591,880
Kevin L. Kemmerer						
• Normal Retirement (65+)	—	3,750	—	—	—	3,750
• Permanent disability	—	3,750	3,515,363	—	—	3,519,113
• Death	—	3,750	750,000	—	—	753,750
• Involuntary termination without cause or for good reason	650,000	—	—	15,940	—	665,940
• Change-in-control termination, involuntarily or for good reason	1,300,000	—	—	31,880	—	1,331,880
Brian J. Sisko						
• Normal Retirement (65+)	—	3,923	—	—	—	3,923
• Permanent disability	—	3,923	3,494,010	—	—	3,497,933
• Death	—	3,923	750,000	—	—	753,923
• Involuntary termination without cause or for good reason	760,000	—	—	45,432	—	805,432
• Change-in-control termination, involuntarily or for good reason	760,000	—	—	45,432	—	805,432
Stephen T. Zarrilli						
• Normal Retirement (65+)	—	3,923	—	—	—	3,923
• Permanent disability	—	3,923	3,605,700	—	—	3,609,623
• Death	—	3,923	750,000	—	—	753,923
• Involuntary termination without cause or for good reason	760,000	—	—	45,451	—	805,451
• Change-in-control termination, involuntarily or for good reason	760,000	—	—	45,451	—	805,451

(1) Under SEC rules, the expense related to the acceleration of equity awards is calculated based on the number of shares underlying stock options for which vesting would have been accelerated as of December 31, 2008, in each scenario, multiplied by the difference between our year-end closing stock price, as reported on the NYSE composite tape, and the exercise price of stock options for which vesting would have been accelerated. At December 31, 2008, all of the stock options held by our named executive officers had exercise prices in excess of our year-end closing stock price.

DIRECTOR COMPENSATION

During 2008, each of our non-employee directors was compensated for his or her service as a director as shown in the table below:

Compensation Item	Amount
Annual Board Retainers:	
Chairman of the Board	$ 50,000
Other Directors	35,000
Additional Annual Chairperson Retainers:	
Audit Committee	15,000
Compensation Committee	7,500
Nominating & Corporate Governance Committee	5,000
Meeting Attendance Fees:	
Board	2,000
Committee	1,500

In light of Safeguard's efforts to conserve cash resources in the current economic climate and management's commitment to Safeguard's efforts to increase shareholder value, the Board implemented for 2009 a requirement that each director defer at least 25% of the retainer and meeting fees payable to each director for service on the Safeguard Board and its committees during 2009. Directors will receive deferred stock units in lieu of such deferred fees as more fully described below.

We also reimburse our directors for expenses they incur to attend our Board and Committee meetings and for attendance at one director's continuing education program during each calendar year or the reasonable cost of one year's membership in an organization which is focused on director education. At the request of Safeguard, non-employee directors of Safeguard also may, from time to time, be asked to act as Safeguard's designated member on the Board of Directors of a Safeguard partner company. In exchange for providing such board service, Safeguard will directly compensate each such director on a per meeting basis at rates ranging from $500 to $2,000 for attendance at each in-person meeting or telephonic board meeting. Safeguard also will reimburse each such director for all out-of-pocket expenses incurred by him or her in connection with such service, subject to being reimbursed by the particular partner company as circumstances dictate.

Each director who is not an employee of Safeguard receives an initial option grant to purchase 50,000 shares of Safeguard common stock upon the earlier of the date of Safeguard's annual meeting of shareholders or at the end of the quarter following the director's initial election to the Board. Directors also receive recurring annual service grants. Recurring annual service grants to directors, which previously had generally been made in December of each year, have been awarded, since 2007, on the date of Safeguard's annual meeting of shareholders as a matter of best practice. Since 2005, the recurring annual service grant has consisted of a stock option grant to purchase 25,000 shares of Safeguard common stock. Starting in 2008, as part of the annual service grant, directors also received 12,500 deferred stock units, as more fully described below, in addition to the stock option grant. Directors' stock options have an eight-year term. Initial stock option grants vest as to 25% of the underlying shares on each of the first four anniversaries of the grant date. Annual service stock option and deferred stock unit grants fully vest on the first anniversary of the grant date or, if earlier, once a director reaches age 65. The exercise price of stock options is equal to the average of the high and low trading prices of our common stock, as reported on the NYSE composite tape, on the grant date. The deferred stock units represent the right to receive shares of Safeguard common stock, on a one-for-one basis, on or about the first anniversary of the date upon which the director leaves the Safeguard Board. On July 23, 2008, each non-employee director received an annual service grant of stock options to purchase 25,000 shares at an exercise price of $1.19 per share and 12,500 deferred stock units.

Safeguard also maintains a Group Deferred Stock Unit Program for Directors ("Directors' DSU Program") which allows each director, at his or her election, to receive deferred stock units in lieu of retainer and meeting fees paid to directors for service on the Safeguard Board ("Directors' Fees"). The deferral election applies to Directors' Fees to be received for the calendar year following the year in which the election is made and remains in effect for each subsequent year unless the director elects otherwise by the end of the calendar year prior to the year in which the services are rendered. The number of deferred stock units awarded is determined by dividing the Directors' Fees by the fair market value of Safeguard's stock on the date on which the director would have otherwise received the

Directors' Fees. Each director also receives a number of matching share units, based on the same fair market value calculation, equal to 25% of the Directors' Fees deferred. A director is always fully vested in Directors' Fees deferred; the matching share units vest fully on the first anniversary of the date the matching share units are credited to the director's account or, if earlier, once a director reaches age 65. Each deferred stock unit entitles the director to receive one share of Safeguard common stock on or about the first anniversary of the date upon which the director leaves the Safeguard Board. A director also may elect to receive the stock in annual installments over a period of up to five years after leaving the Board.

Director Compensation – 2008. The following table provides information on compensation earned during 2008 by each non-employee director who served on our Board at any time during 2008:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)(5)	Option Awards ($)(3)(4)(5)	All Other Compensation ($)(6)	Total ($)(7)
Michael J. Cody	$ 76,500	$ 6,561	$ 37,890	$ 1,512	$ 122,463
Julie A. Dobson	95,000	11,295	21,209	—	127,504
Robert E. Keith, Jr.	70,500	34,249	14,265	—	119,014
Andrew E. Lietz	70,000	14,875	14,265	—	99,140
George MacKenzie	98,000	6,561	21,209	673	126,443
George D. McClelland	102,500	27,922	36,487	1,200	168,109
Jack L. Messman	63,500	27,313	14,265	—	105,078
John W. Poduska, Sr.	69,000	14,875	14,265	—	98,140
John J. Roberts	87,000	6,561	21,209	—	114,770
Robert J. Rosenthal (8)	86,000	6,561	22,774	1,500	116,835

(1) Ms. Dobson deferred payment of 25%, and Messrs. Keith, McClelland and Messman each deferred payment of 100%, of Directors' Fees they earned for services provided during 2008. Ms. Dobson and Messrs. Keith, McClelland and Messman each received deferred stock units in lieu of Directors' Fees that they deferred and matching deferred stock units equal to 25% of the Directors' Fees that they deferred. Directors who defer fees and receive deferred stock units are essentially investing in common stock equivalents that are initially valued based on the current market value of our common stock on the date of issuance. As a result, the value of their deferred stock units fluctuates with the market value of our common stock. Includes $2,500 and $19,500 paid to Mr. Cody and Ms. Dobson, respectively, for attending meetings as Safeguard's designated member on the board of directors of two Safeguard partner companies.

(2) These amounts do not represent compensation actually received. Rather, these amounts represent the aggregate expense we recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008 for the deferred stock units awarded during and prior to 2008, in accordance with Statement of Financial Accounting Standards No. 123 (revised), which we refer to as "FAS 123(R)." In accordance with SEC rules, the amounts shown exclude the effect of estimated forfeitures related to service-based vesting conditions. Other than for deferred stock units which are received in lieu of Directors' Fees that have been deferred, the fair value of the deferred stock units is determined by multiplying the number of shares underlying the deferred stock units by the average of the high and low trading prices of Safeguard's common stock, as reported on the NYSE composite tape, on the grant date. The grant date fair values of the deferred stock units issued during 2008 were as follows: Messrs. Cody, Lietz, MacKenzie, Poduska, Roberts and Rosenthal — $14,875 each; Ms. Dobson — $19,845; Mr. Keith — $34,249; Mr. McClelland — $40,750; Mr. Messman — $27,313. A portion of the matching deferred stock units issued during 2008 to Ms. Dobson and Messrs. Keith and McClelland related to fees deferred by them that were earned during the fourth quarter of 2007. For a discussion of valuation assumptions, see footnote 2 to the Summary Compensation Table under the heading "Executive Compensation."

(3) The directors' aggregate holdings of deferred stock units and stock options to purchase shares of our common stock (both vested and unvested), as of December 31, 2008, were as follows:

Name	Deferred Stock Units	Stock Options
Michael J. Cody	12,500	125,000
Julie A. Dobson	38,978	147,500
Robert E. Keith, Jr.	242,589	232,000
Andrew E. Lietz	12,500	180,000
George MacKenzie	12,500	169,500
George D. McClelland	141,906	125,000
Jack L. Messman	88,387	157,000
John W. Poduska, Sr.	12,500	157,000
John J. Roberts	39,279	180,000
Robert J. Rosenthal	12,500	75,000

(4) These amounts do not represent compensation actually received. Rather, these amounts represent the aggregate expense we recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008 for stock options awarded during and prior to 2008, in accordance with FAS 123(R). In accordance with SEC rules, the amounts shown exclude the effect of estimated forfeitures related to service-based vesting conditions. The fair value of the stock options is estimated at the date of grant using the Black-Scholes option-pricing model. The grant date fair values of the stock options issued during 2008 were as follows: each of Ms. Dobson and Messrs. Cody, Keith, Lietz, MacKenzie, McClelland, Messman, Poduska, Roberts and Rosenthal – $14,265. For a discussion of valuation assumptions, see footnote 2 to the Summary Compensation Table under the heading "Executive Compensation."

(5) Our equity compensation plans provide for the accelerated vesting of stock options granted to non-employee directors upon retirement from the Board on or after their 65th birthday, and deferred stock units also are fully vested once a director reaches age 65. Messrs. Keith, Lietz, Messman and Poduska have each reached age 65. In accordance with FAS 123(R), the amounts shown for these four directors include the entire expense for all grants awarded to them during 2008.

(6) The amounts in this column represent reimbursement of expenses incurred by these directors for attendance at a director's continuing education program or a director's reasonable annual dues for a membership organization focused on director education.

(7) Directors also are eligible for reimbursement of expenses incurred in connection with attendance at Board and Committee meetings. These amounts are not included in the table above.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Our equity compensation plans provide a broad-based program designed to attract and retain talent while creating alignment with the long-term interests of our shareholders. Employees at all levels participate in our equity compensation plans. In addition, members of our Board of Directors ("Board") and members of our Technology and Life Sciences Advisory Boards ("Advisory Boards") receive stock options for their service on our Board and Advisory Boards, respectively. Members of our Board also receive deferred stock unit awards and are eligible to defer directors' fees and receive deferred stock units with a value equal to the directors' fees deferred and matching deferred stock units equal to 25% of the directors' fees deferred.

Our Board is authorized to administer our equity compensation plans, adopt, amend and repeal the administrative rules relating to the plans, and interpret the provisions of the plans. Our Board has delegated to the Compensation Committee of the Board (the "Compensation Committee") authority to administer our equity compensation plans.

Our Compensation Committee has the authority to select the recipients of grants under our equity compensation plans and determine the terms and conditions of the grants, including but not limited to (i) the number of shares of common stock covered by such grants; (ii) the type of grant; (iii) the dates or events upon which such grants vest;

(iv) the exercise price of options (which is equal to the average of the high and low prices of a share of our common stock as reported on the New York Stock Exchange composite tape on the grant date) or the consideration to be paid in connection with restricted stock, stock units or other stock-based grants (which may be no consideration); and (iv) the term of the grant. Stock options typically vest as follows: (i) time-based stock options vest 25% on the first anniversary of the grant date and in 36 equal monthly installments thereafter; (ii) market-based stock options vest upon the achievement of certain specified levels of improvement in Safeguard's stock price; and (iii) performance-based stock options vest based upon the aggregate cash produced as a result of exit transactions involving certain of our partner companies relative to the amount of cash deployed in connection with such partner companies. Deferred stock units issued to directors are payable, on a one-for-one basis, in shares of Safeguard common stock following a director's termination of service on the Board. Deferred stock units issued to directors in lieu of cash compensation are fully vested at grant; deferred stock unit awards and matching deferred stock units awarded to directors generally vest on the first anniversary of the grant date.

The 2001 Plan provides for the grant of nonqualified stock options, stock appreciation rights, restricted stock, performance units, and other stock-based awards to employees, consultants or advisors of Safeguard and its subsidiaries, provided that no grants can be made under this plan to executive officers and directors of Safeguard. Under the NYSE rules that were in effect at the time this plan was adopted in 2001, shareholder approval of the plan was not required. This plan is administered by the Compensation Committee which, as described above, has the authority to issue equity grants under the 2001 Plan and to establish the terms and conditions of such grants. Except for the persons eligible to participate in the 2001 Plan and the inability to grant incentive stock options under the 2001 Plan, the terms of the 2001 plan are substantially the same as the other equity compensation plans approved by our shareholders (which have been described in previous filings).

A total of 5,400,000 shares of our common stock are authorized for issuance under the 2001 Plan. At December 31, 2008, 1,865,544 shares were subject to outstanding options, 1,803,809 shares were available for future issuance, and 1,730,647 shares had been issued under the 2001 Plan. If any option granted under the 2001 Plan expires or is terminated, surrendered, canceled or forfeited, or if any shares of restricted stock, performance units or other stock-based grants are forfeited, the unused shares of common stock covered by such grants will again be available for grant under the 2001 Plan.

Our Board is authorized to make appropriate adjustments in connection with the 2001 Plan to reflect any stock split, stock dividend, recapitalization, liquidation, spin-off or other similar event. The 2001 Plan also contains provisions addressing the consequences of any Reorganization Event or Change in Control (as such terms are defined in the 2001 Plan). If a Reorganization or Change of Control Event occurs, unless the Compensation Committee determines otherwise, all outstanding options and stock appreciation rights (SARs) that are not exercised will be assumed by, or replaced with comparable options or rights by, the surviving corporation (or a parent of the surviving corporation), and other outstanding grants will be converted to similar grants of the surviving corporation or a parent of the surviving corporation). Notwithstanding that provision, the Compensation Committee has the authority to take one or both of the following actions: (i) require that grantees surrender their outstanding options and SARs in exchange for a payment by Safeguard in cash or company stock, as determined by the Compensation Committee, in an amount equal to the amount by which the then fair market value of the shares of stock subject to the unexercised options and SARs exceeds the exercise price of the options or the base amount of the SARs, as applicable, or (ii) after giving grantees an opportunity to exercise their outstanding options and SARs or otherwise realize the value of all of their other grants, terminate any or all unexercised options, SARs and grants at such time as the Compensation Committee deems appropriate.

During 2005, the Compensation Committee granted "employee inducement" awards to two newly hired executive officers. The awards were granted outside of Safeguard's existing equity compensation plans in accordance with NYSE rules and consisted of options to purchase up to an aggregate of 6,000,000 shares of Safeguard common stock. During 2007 and 2008, the Compensation Committee granted similar "employee inducement" awards to two other and one other, respectively, newly hired executive officers. These awards were likewise granted outside of Safeguard's existing equity compensation plans in accordance with NYSE rules and consisted of options to purchase up to an aggregate of 4,000,000 shares of Safeguard common stock. All of these "employee inducement" awards were granted with an eight-year term and a per share exercise price equal to the average of the high and low prices of Safeguard common stock on the grant date. Following his termination of employment in May 2008, the employment inducement awards held by one of the executive officers to whom inducement grants were awarded in 2007, for an aggregate of 1,500,000 shares of Safeguard common stock, expired without value. Of the shares underlying the "employee inducement" awards that were outstanding at December 31, 2008, 2,125,000 shares are subject to time-based vesting, with an aggregate of 531,250 shares vesting on the first anniversary of the grant date and 1,593,750 shares vesting in 36 equal monthly installments thereafter. The remaining 6,375,000 shares underlying the "employee inducement" awards that were outstanding at December 31, 2008, vest incrementally based upon the achievement of certain specified levels of increase in Safeguard's stock price. With the exception of the market-based vesting provisions, the terms and provisions of the employee inducement awards are substantially the same as options previously awarded to other executives under Safeguard's equity compensation plans.

The following table provides information as of December 31, 2008, about the securities authorized for issuance under our equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (1) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders (2)	10,735,307	$ 1.7922	1,737,471
Equity compensation plans not approved by security holders (3)	10,365,544	$ 1.5673	1,803,809
Total	21,100,851	$ 1.6757	3,541,280

(1) The weighted average exercise price calculation excludes 1,086,141 shares underlying outstanding deferred stock units included in column (a) which are payable in stock, on a one-for-one basis.

(2) Represents awards granted, and shares available for issuance, under the 1999 Equity Compensation Plan and the 2004 Equity Compensation Plan. The 1999 Equity Compensation Plan expired by its terms on February 10, 2009. Includes 695,230 shares underlying deferred stock units awarded for no consideration and 390,911 shares underlying deferred stock units awarded to directors in lieu of all or a portion of directors' fees. Payments in respect of deferred stock units are generally distributable following termination of employment or service, death, permanent disability or retirement. The value of the deferred stock units was approximately $2.2 million based on the fair value of the stock on the various grant dates. The deferred stock units issued to directors in lieu of cash compensation are fully vested at grant; deferred stock unit awards and matching deferred stock units awarded to directors generally vest on the first anniversary of the grant date.

(3) Includes awards granted and shares available for issuance under the 2001 Plan and 8,500,000 "employee inducement" awards.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND OFFICERS

The following table shows the number of shares of Safeguard common stock beneficially owned (unless otherwise indicated) as of April 15, 2009, by each person known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock, our directors, persons named in the Summary Compensation Table in this proxy statement, and our directors and current executive officers as a group. For purposes of reporting total beneficial ownership, shares that may be acquired within 60 days of April 15, 2009 through the exercise of Safeguard stock options are included. On April 15, 2009, there were 122,029,312 shares of common stock outstanding and 4,704,358 shares underlying stock options held by executive officers and directors as a group that were exercisable within 60 days of April 15, 2009.

Name	Outstanding Shares Beneficially Owned	Options Exercisable Within 60 Days	Shares Beneficially Owned Assuming Exercise of Options	Percent of Outstanding Shares (1)	Other Stock-Based Holdings (2)	
					Vested	Unvested
Dimensional Fund Advisors LP 1299 Ocean Avenue Santa Monica, CA 90401 (3)	6,471,267	—	6,471,267	5.3%	—	—
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202 (4)	6,375,402	—	6,375,402	5.2%	—	—
Peter J. Boni	585,144	1,798,745	2,383,889	1.9%	—	—
Michael J. Cody........................	7,500	75,000	82,500	*	—	12,500
Julie A. Dobson	40,500	122,500	163,000	*	30,587	16,625
Robert E. Keith, Jr.	153,366	207,000	360,366	*	251,822	21,536
Andrew E. Lietz........................	45,000	155,000	200,000	*	—	12,500
George MacKenzie	10,500	144,500	155,000	*	—	12,500
George D. McClelland.............	10,000	75,000	85,000	*	151,190	34,466
Jack L. Messman	38,000	132,000	170,000	*	93,782	21,047
John W. Poduska, Sr................	12,500	132,000	144,500	*	—	12,500
John J. Roberts.........................	—	155,000	155,000	*	26,779	12,500
Robert J. Rosenthal..................	—	12,500	12,500	*	—	12,500
James A. Datin..........................	405,626	899,372	1,304,998	1.1%	—	—
Kevin L. Kemmerer.................	243,200	495,748	738,948	*	—	—
Brian J. Sisko...........................	202,834	149,993	352,827	*	—	—
Stephen T. Zarrilli....................	74,000	150,000	224,000	*	—	—
Raymond J. Land (5)	—	—	—	*		
Executive officers and directors as a group (15 persons) (6)	1,828,170	4,704,358	6,532,528	5.2%	554,160	168,674

(1) Each director and named executive officer has the sole power to vote and to dispose of the shares (other than shares held jointly with an individual's spouse) except 900 shares held by Mr. Keith's spouse, as to which Mr. Keith disclaims beneficial ownership. An * indicates ownership of less than 1% of the outstanding shares.

(2) The shares in this column represent deferred stock units that have been credited to each individual. The deferred stock units, which may not be voted or transferred, are payable, on a one-for-one basis, in shares of Safeguard common stock following an individual's termination of service on the Safeguard Board. See "Director Compensation."

(3) As reflected in Schedule 13G filed with the Securities and Exchange Commission, Dimensional Fund Advisors LP ("Dimensional") is a registered investment advisor which furnishes investment advice to four investment companies and serves as investment manager to certain other commingled group trusts and separate accounts (the "Funds"). In its role, Dimensional possesses investment and/or voting power over the securities held by the Funds and may be deemed to have beneficial ownership of such shares. Dimensional disclaims beneficial ownership of such shares.

(4) As reflected in Schedule 13G filed with the Securities and Exchange Commission, these securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(5) Mr. Land voluntarily resigned as a Safeguard employee in May 2008.

(6) Excludes Mr. Land, who resigned in May 2008.

As of April 15, 2009, the current executive officers and directors of Safeguard owned less than 1% of the shares of common stock outstanding of Clarient, Inc., a publicly traded partner company of Safeguard. The executive officers and directors of Safeguard did not own shares of any other Safeguard subsidiary.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Review and Approval of Transactions with Related Persons

The Board has adopted a written policy which charges the Audit Committee with the responsibility of reviewing with management at each regularly scheduled meeting and determining whether to approve any transaction (other than a transaction that is available to all employees generally on a non-discriminatory basis) between us and our directors, director nominees and executive officers or their immediate family members. Between regularly scheduled meetings of the Audit Committee, management may preliminarily approve a related party transaction, subject to ratification of the transaction by the Audit Committee. If the Audit Committee does not ratify the transaction, management will make all reasonable efforts to cancel the transaction.

Relationships And Related Transactions With Management And Others

As part of our business, we have in the past participated in the management of private equity funds. Robert E. Keith, Jr., Chairman of our Board, is the President and Chief Executive Officer of TL Ventures, the management company for TL Ventures III, TL Ventures IV, and TL Ventures V, and the Chairman of the management companies for EnerTech Capital Partners and EnerTech Capital Partners II. In December 2005, Safeguard sold substantially all of its interests in TL Ventures and EnerTech Capital Partners funds for approximately $24 million in cash with the buyers also assuming approximately $9 million of Safeguard's remaining unfunded capital commitments to these funds. Safeguard retained certain limited rights and obligations related primarily to its former role as a general partner of some of the funds. Under certain circumstances, we may be required to return a portion or all the distributions we received as a general partner of a fund for further distribution to such fund's limited partners (the "clawback"). The Company paid $3.0 million of its estimated clawback liabilities in 2008. Assuming for these purposes only that the funds were liquidated or dissolved on December 31, 2008 and the only distributions from the funds were equal to the carrying value of the funds on the December 31, 2008 financial statements, the maximum remaining clawback we would be required to return for our general partner interest is $2.5 million.

Director Independence

In accordance with the guidelines set forth above in Item 10 under the caption "Board Independence," the Board has determined that Michael Cody, Julie Dobson, Andrew Lietz, George MacKenzie, George McClelland, Jack Messman, John Poduska, John Roberts and Robert Rosenthal have no direct or indirect material relationships with us other than their directorship and, therefore, are independent within the meaning of the NYSE listing standards and satisfy the categorical standards contained in our Corporate Governance Guidelines.

Item 14. ***Principal Accountant Fees and Services***

Independent Registered Public Accounting Firm—Audit Fees

The following table presents fees for professional services rendered by KPMG LLP for the audit of Safeguard's consolidated financial statements for fiscal 2008 and fiscal 2007 and fees billed for audit-related services, tax services and all other services rendered by KPMG for fiscal 2008 and fiscal 2007. This table includes fees billed to Safeguard's consolidated subsidiaries for services rendered by KPMG.

	2008	2007
Audit Fees (1)	$ 1,317,691	$ 2,148,774
Audit-Related Fees (2)	—	17,500
Tax Fees (3)	282,606	331,740
All Other Fees	—	—
Total	$ 1,600,297	$ 2,498,014

(1) Audit fees include the aggregate fees for professional services rendered in connection with the audit of the consolidated financial statements included in our Annual Report on Form 10-K, the review of the condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q, consents and other services related to SEC and other regulatory filings, and KPMG's assurance services provided in connection with the assessment and testing of internal controls over financial reporting pursuant to Section 404 of the Sarbanes Oxley Act of 2002.

(2) Audit-related fees include the aggregate fees billed by KPMG principally for audits of financial statements of certain employee benefit plans, statutory audits of non-U.S. subsidiaries and officer expense review.

(3) Tax fees include the aggregate fees billed by KPMG for tax consultation and tax compliance services.

The Audit Committee pre-approves each service to be performed by KPMG at its regularly scheduled meetings. For any service that may require pre-approval between regularly scheduled meetings, the Audit Committee has delegated to the Chairperson of the Audit Committee the authority to pre-approve services not prohibited by law to be performed by Safeguard's independent registered public accounting firm and associated fees up to a maximum for non-audit services of $100,000, and the Chairperson communicates such pre-approvals to the Audit Committee at its next regularly scheduled meeting.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) Consolidated Financial Statements and Schedules

Incorporated by reference to Item 8 of this Report on Form 10-K.

(b) Exhibits

The exhibits required to be filed as part of this Report are listed in the exhibit index below.

Exhibits

The following is a list of exhibits required by Item 601 of Regulation S-K filed as part of this Report. For exhibits that previously have been filed, the Registrant incorporates those exhibits herein by reference. The exhibit table below includes the Form Type and Filing Date of the previous filing and the location of the exhibit in the previous filing which is being incorporated by reference herein. Documents which are incorporated by reference to filings by parties other than the Registrant are identified in footnotes to this table.

		Incorporated Filing Reference	
Exhibit Number	Description	Form Type & Filing Date	Original Exhibit Number
2.1.1	Purchase Agreement, dated as of February 29, 2008, by and between Safeguard Scientifics, Inc., as Seller, and Saints Capital Dakota, L.P., as Purchaser.	Form 8-K 3/4/08	2.1
2.1.2	First Amendment to Purchase Agreement, dated May 6, 2008, by and between Safeguard Scientifics, Inc., as Seller, and Saints Capital Dakota, L.P., as Purchaser	Form 8-K 5/7/08	2.1
3.1	Seconded Amended and Restated Articles of Incorporation of Safeguard Scientifics, Inc.	Form 8-K 10/25/07	3.1
3.2	Amended and Restated By-laws of Safeguard Scientifics, Inc.	Form 8-K 10/25/07	3.2
4.1	Rights Agreement dated as of March 1, 2000 between Safeguard Scientifics, Inc. and ChaseMellon Shareholder Services LLC, as Rights Agent	Form 8-K 2/29/00	4
4.2	Indenture, dated as of February 18, 2004 between Safeguard Scientifics, Inc. and Wachovia Bank, National Association, as trustee, including the form of 2.625% Convertible Senior Debentures due 2024	Form 10-K 3/15/04	4.10
10.1*	Safeguard Scientifics, Inc. 1999 Equity Compensation Plan, as amended and restated on October 21, 2008	Form 10-Q 11/6/08	10.4
10.2	Safeguard Scientifics, Inc. 2001 Associates Equity Compensation Plan, as amended and restated on October 21, 2008	Form 10-Q 11/6/08	10.5
10.3*	Safeguard Scientifics, Inc. 2004 Equity Compensation Plan, as amended and restated on October 21, 2008	Form 10-Q 11/6/08	10.6
10.4*†	Safeguard Scientifics, Inc. Executive Deferred Compensation Plan (amended and restated as of January 1, 2009)	—	—
10.5*	Management Incentive Plan	Form 8-K 4/25/08	10.1

Exhibit Number	Description	Incorporated Filing Reference Form Type & Filing Date	Original Exhibit Number
10.6*†	Compensation Summary — Non-employee Directors	—	—
10.7*†	Amended and Restated Agreement by and between Safeguard Scientifics, Inc. and Peter J. Boni dated December 5, 2008	—	—
10.8* †	Amended and Restated Agreement by and between Safeguard Scientifics, Inc. and James A. Datin dated December 31, 2008	—	—
10.9.1*	Agreement by and between Safeguard Scientifics, Inc. and Stephen Zarrilli dated as of May 28, 2008	Form 8-K 5/29/08	10.1
10.9.2* †	Letter Amendment dated December 9, 2008 to Agreement by and between Safeguard Scientifics, Inc. and Stephen Zarrilli dated as of May 28, 2008	—	—
10.10*	Agreement by and between Safeguard Scientifics, Inc. and Raymond J. Land dated May 24, 2007	Form 8-K 6/11/07	99.1
10.11* †	Agreement by and between Safeguard Scientifics, Inc. and Kevin L. Kemmerer dated December 29, 2008	—	—
10.12* †	Amended and Restated Letter Agreement by and between Safeguard Scientifics, Inc. and Brian J. Sisko dated December 3, 2008	—	—
10.13.1	Amended and Restated Loan and Security Agreement dated as of June 30, 2008 by and among Comerica Bank, Safeguard Delaware, Inc. and Safeguard Scientifics (Delaware), Inc.	Form 8-K 7/2/08	10.1
10.13.2	Amendment and Affirmation of Guaranty from Safeguard Scientifics, Inc. to Comerica Bank dated as of June 30, 2008	Form 10-Q 8/11/08	10.8.2
10.14.1	Amended and Restated Loan Agreement dated as of February 28, 2008, by and between Comerica Bank and Clarient, Inc.	Form 8-K 3/5/08	10.1
10.14.2	First Amendment and Waiver to Amended and Restated Loan Agreement, dated as of March 14, 2008, by and between Comerica Bank and Clarient, Inc.	(4)	10.2
10.14.3	Second Amendment to Amended and Restated Loan Agreement, dated as of March 21, 2008, by and between Comerica Bank and Clarient, Inc.	(3)	10.82
10.14.4	Third Amendment and Consent to Amended and Restated Loan Agreement, dated as of July 31, 2008, by and between Comerica Bank and Clarient, Inc.	(5)	10.2
10.14.5	Fourth Amendment to Amended and Restated Loan Agreement, dated as of January 27, 2009, by and between Comerica Bank and Clarient, Inc.	(6)	10.2
10.14.6	Fifth Amendment to Amended and Restated Loan Agreement dated February 27, 2009, by and between Clarient, Inc. and Comerica Bank	(7)	10.2

Exhibit Number	Description	Incorporated Filing Reference Form Type & Filing Date	Original Exhibit Number
10.14.7	Third Amended and Restated Unconditional Guaranty dated January 17, 2007 to Comerica Bank provided by Safeguard Delaware, Inc. and Safeguard Scientifics (Delaware), Inc. (on behalf of Clarient, Inc.)	(1)	10.2
10.14.8	Amended and Restated Reimbursement and Indemnity Agreement dated as of January 17, 2007, by Clarient, Inc. in favor of Safeguard Delaware, Inc. and Safeguard Scientifics (Delaware), Inc.	(1)	10.3
10.14.9	Amendment and Affirmation of Guaranty dated February 28, 2007 to Comerica Bank provided by Safeguard Delaware, Inc. and Safeguard Scientifics (Delaware), Inc. (on behalf of Clarient, Inc.)	(1)	10.5
10.15.1	Securities Purchase Agreement dated November 8, 2005 by and among Clarient, Inc. and the investors named therein	(2)	99.1
10.15.2	Form of Common Stock Purchase Warrant issued by Clarient, Inc. pursuant to the Securities Purchase Agreement dated November 8, 2005	(2)	99.3
10.16.1	Second Amended and Restated Senior Subordinated Revolving Credit Agreement dated February 27, 2009 by and between Safeguard Delaware, Inc. and Clarient, Inc.	(7)	10.3
10.17	Amended and Restated Registration Rights Agreement dated February 27, 2009 by and among Safeguard Delaware, Inc., Safeguard Scientifics, Inc., Safeguard Scientifics (Delaware), Inc. and Clarient, Inc.	(7)	10.4
10.18	Letter of Credit issued to W.P. Carey	Form 8-K 10/5/04	10.1
10.19	Purchase and Sale Agreement dated as of December 9, 2005 by and among HarbourVest VII Venture Ltd., Dover Street VI L.P. and several subsidiaries and affiliated limited partnerships of Safeguard Scientifics, Inc.	Form 10-K 3/13/06	10.36
14.1	Code of Business Conduct and Ethics	Form 10-Q 11/6/08	14.1
21.1 †	List of Subsidiaries	—	—
23.1 †	Consent of Independent Registered Public Accounting Firm — KPMG LLP	—	—
31.1 †	Certification of Peter J. Boni pursuant to Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934	—	—
31.2 †	Certification of Stephen T. Zarrilli pursuant to Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934	—	—
31.3 ††	Certification of Peter J. Boni pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	—	—
31.4 ††	Certification of Stephen T. Zarrilli pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	—	—

Exhibit Number	Description	Incorporated Filing Reference	
		Form Type & Filing Date	Original Exhibit Number
32.1 †	Certification of Peter J. Boni pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	—	—
32.2 †	Certification of Stephen T. Zarrilli pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	—	—

† Filed on March 19, 2009 as an Exhibit to the Form 10-K.

†† Filed on April 29, 2009 as an Exhibit to the Form 10-K/A, Amendment No. 1.

* These exhibits relate to management contracts or compensatory plans, contracts or arrangements in which directors and/or executive officers of the Registrant may participate.

(1) Incorporated by reference to the Quarterly Report on Form 10-Q filed on May 9, 2007 by Clarient, Inc. (SEC File No. 000-22677)

(2) Incorporated by reference to the Current Report on Form 8-K filed on November 9, 2005 by Clarient, Inc. (SEC File No. 000-22677)

(3) Incorporated by reference to the Annual Report on Form 10-K filed on April 1, 2008 by Clarient, Inc. (SEC File No. 000-226770)

(4) Incorporated by reference to the Quarterly Report on Form 10-Q filed on May 16, 2008 by Clarient, Inc. (SEC File No. 000-22677)

(5) Incorporated by reference to the Current Report on Form 8-K filed on August 5, 2008 by Clarient, Inc. (SEC File No. 000-22677)

(6) Incorporated by reference to the Current Report on Form 8-K filed on February 2, 2009 by Clarient, Inc. (SEC File No. 000-22677)

(7) Incorporated by reference to the Current Report on Form 8-K filed on March 2, 2009 by Clarient, Inc. (SEC File No. 000-22677)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAFEGUARD SCIENTIFICS, INC.

By: PETER J. BONI
PETER J. BONI
President and Chief Executive Officer

Dated: March 19, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
PETER J. BONI Peter J. Boni	President and Chief Executive Officer and Director (Principal Executive Officer)	March 19, 2009
STEPHEN T. ZARRILLI Stephen T. Zarrilli	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 19, 2009
MICHAEL J. CODY Michael J. Cody	Director	March 19, 2009
JULIE A. DOBSON Julie A. Dobson	Director	March 19, 2009
ROBERT E. KEITH, JR. Robert E. Keith, Jr.	Chairman of the Board of Directors	March 19, 2009
ANDREW E. LIETZ Andrew E. Lietz	Director	March 19, 2009
GEORGE MACKENZIE George MacKenzie	Director	March 19, 2009
GEORGE MCCLELLAND George McClelland	Director	March 19, 2009
JACK L. MESSMAN Jack L. Messman	Director	March 19, 2009
JOHN W. PODUSKA SR. John W. Poduska Sr.	Director	March 19, 2009
JOHN J. ROBERTS John J. Roberts	Director	March 19, 2009
ROBERT J. ROSENTHAL Robert J. Rosenthal	Director	March 19, 2009

CORPORATE INFORMATION

SHAREHOLDER INFORMATION

For address changes, consolidation, lost or replacement stock certificates, contact:

Transfer Agent and Registrar
BNY Mellon Shareowner Services
P. O. Box 358015
Pittsburgh, PA 15252-8015
www.bnymellon.com/shareowner/isd

Toll Free:	1-800-851-9677
TDD Hearing Impaired:	1-800-231-5469
International:	1-201-680-6578
TDD Hearing Impaired International:	1-201-680-6610

CERTIFICATION STATEMENT

Safeguard's Chief Executive Officer and Chief Financial Officer certify the accuracy of the company's financial statements and the effectiveness of the company's disclosure controls and procedures and internal control over financial reporting. These certifications are included as Exhibit 31 to the Company's Annual Report on Form 10-K for fiscal year 2008 filed with the Securities & Exchange Commission. In August 2008, Safeguard's Chief Executive Officer certified to the New York Stock Exchange (NYSE) that he was not aware of any violations by Safeguard of NYSE corporate governance listing standards.

INVESTOR RELATIONS

610-293-0600
IR@safeguard.com

COMMON STOCK

Safeguard Scientifics, Inc. common stock is listed on the NYSE. Ticker symbol: SFE.

WEBSITE

www.safeguard.com